Notice of Annual Meeting of Shareholders and
Management Information Circular

We will hold our Annual Meeting of the holders of common shares in a virtual only format on June 22, 2020 at 2:00 PM.

Shareholders may exercise their rights by attending the meeting by audio webcast or by completing a form of proxy.

YOUR VOTE AS A SHAREHOLDER IS IMPORTANT. VOTE TODAY.

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Osisko's proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

May 8, 2020

Dear Fellow Shareholder:

We are pleased to invite you to our 6th annual meeting of shareholders to be held on June 22, 2020. In order to support the efforts of the Québec Government to contain the spread of the coronavirus ("COVID-19") and to protect the health and safety of its employees, shareholders and their families as well as others who usually attend our meeting, this year Osisko Gold Royalties Ltd ("Osisko" or the "Corporation") will be holding a virtual annual meeting, which will be conducted via live audio webcast.  We trust that this will simplify and increase participation by our shareholders from all locations. At this meeting, we will update you on our activities and our progress in establishing Osisko as a leading intermediate precious metals royalty and stream company.

In the last 12 months, we have seen a dramatic increase in the gold price and we believe that the outlook for gold and precious metals will continue to improve, to the benefit of our shareholders, as the effects of quantitative easing are felt globally.

Osisko was among the most active royalty companies in the sector last year; it completed a number of new royalty agreements, enhanced existing royalty and streaming rights and reinforced its portfolio of assets located in low-risk jurisdictions.

  We are also pleased to report initial cash flow contributions from our newest producing royalty, our 5% net smelter return royalty on the Eagle Mine, operated by Victoria Gold Corp. Our development exposure assets have also continued to mature and advance towards production decisions and we will continue supporting our other accelerator model companies to bring into production the next major gold mines.

While the first part of year 2019 saw a steady improvement of our share price, culminating with the closing of the share repurchase transaction with Orion Resource Partners, the second part of the year was adversely affected by certain underperforming streaming assets in our portfolio as well as the announcement and subsequent acquisition of Barkerville Gold Mines Ltd.  Through this acquisition, Osisko acquired the Cariboo gold project located in British Columbia, Canada.  We strongly believe in the significant value of the Cariboo gold project as an entire gold camp, and are seeking ways to unlock that value for shareholders. Osisko plans to advance the Cariboo gold project through the North Spirit Discovery Group Inc. ("North Spirit"), a wholly-owned subsidiary of Osisko  being created to provide a platform for Osisko to share the risk and opportunity of this project with long-term capital providers.  Ultimately, we intend to separate that group from our core royalty and streaming business.

1100, Avenue des Canadiens-de-Montréal, suite 300, Montréal, Québec, Canada H3B 2S2

Telephone (514) 940-0670 - Fax (514) 940-0669

www.osiskogr.com

The Corporation continues to have a strong balance sheet and is well positioned to deploy capital for growth opportunities, as our financing alternatives should become increasingly important to the sector. The Corporation is also focused on returning value to shareholders through its quarterly dividend paid since 2014. In 2019 alone, approximately $30 million were distributed in dividends and over $184 million in share buybacks.

Osisko underwent significant management change in late 2019.  On December 31, 2019, Mr. Sandeep Singh was appointed as President of Osisko upon Mr. Bryan A. Coates stepping down after more than 5 years in office.  I take this opportunity to thank Bryan, a key contributor to the success of Osisko since 2014, and its predecessor company. Bryan's leadership helped the Corporation evolve from a single asset company with a market capitalization of $575 million to a major industry player with a North American focused portfolio of over 135 royalties, streams and precious metal offtakes, and a market capitalization of approximately $1.9 billion.

The addition of Sandeep to our management provides the leadership to continue the growth of Osisko.  He joins us after having been our trusted financial advisor for well over a decade, including when we formed Osisko.  He is well known and respected within our industry, and by our Board, our management team and all our stakeholders.

During our meeting, we will ask you to receive the financial statements of Osisko and to approve the resolutions put forward by your Board of Directors and the management team, including:

1. The election of 9 candidates to our Board of Directors;

2. The appointment of PricewaterhouseCoopers LLP as the Corporation's independent auditor for 2020;

3. The approval of the unallocated options and amendments to the Stock Option Plan;

4. The approval of amendments to the Employee Share Purchase Plan;

5. The approval of amendments to the Restricted Share Unit Plan;

6. The approval of the continuation of the Amended and Restated Shareholder Rights Plan; and

7. We will also ask you to confirm our approach to our Executive Compensation Program, which has been established to attract and retain a team to execute our value creation strategy and deliver returns in a highly competitive market.

We invite you to review our attached management information circular, which provides you with background information on the matters that will be addressed at the meeting and details information on how to remotely attend the annual meeting and how to vote.

1100, Avenue des Canadiens-de-Montréal, suite 300, Montréal, Québec, Canada H3B 2S2

Telephone (514) 940-0670 - Fax (514) 940-0669

www.osiskogr.com

If you have comments or questions about Osisko, you may contact me directly at (Chair-Board@osiskogr.com) or you may contact our Investor Relations Group at (info@osiskogr.com). We would be pleased to respond to your comments or queries.

We thank you for your ongoing support and confidence as we continue to build shareholder value at Osisko Gold Royalties Ltd.

Respectfully,

Sean Roosen

Chair of the Board of Directors and

Chief Executive Officer

1100, Avenue des Canadiens-de-Montréal, suite 300, Montréal, Québec, Canada H3B 2S2

Telephone (514) 940-0670 - Fax (514) 940-0669

www.osiskogr.com

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	6
MANAGEMENT INFORMATION CIRCULAR	7
PROXY MATTERS AND VOTING INFORMATION	7
INSTRUCTIONS FOR THE VIRTUAL MEETING	9
VOTING SECURITIES	10
PRINCIPAL HOLDER OF VOTING SECURITIES	10
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	11
SHAREHOLDER VOTING MATTERS AND RECOMMENDATION	11
FINANCIAL STATEMENTS	11
ELECTION OF DIRECTORS	11
VOTING RESULTS OF 2019 ANNUAL MEETING	22
TENURE OF THE BOARD	22
2019 BOARD AND COMMITTEE ATTENDANCE RECORD	23
DIRECTOR COMPENSATION	24
RETAINER, ATTENDANCE FEES AND SHARE-BASED REMUNERATION	24
DIRECTOR COMPENSATION TABLE	25
STATEMENT OF EXECUTIVE COMPENSATION	29
COMPENSATION GOVERNANCE	29
COMPENSATION DISCUSSION AND ANALYSIS	31
PERFORMANCE GRAPH	49
CHIEF EXECUTIVE OFFICER COMPENSATION LOOKBACK	50
CHIEF EXECUTIVE OFFICER SECURITIES OWNERSHIP AND VALUE AT RISK	50
EXECUTIVE COMPENSATION	51
PENSION PLAN BENEFITS	67
TERMINATION AND CHANGE OF CONTROL BENEFITS	67
SECURITIES OWNERSHIP	70
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	71
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	88
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS	89
LIABILITY INSURANCE	89
APPOINTMENT AND REMUNERATION OF AUDITORS	89
APPROVAL OF THE UNALLOCATED OPTIONS AND AMENDMENTS TO THE STOCK OPTION PLAN	89
APPROVAL OF AMENDMENTS TO THE EMPLOYEE SHARE PURCHASE PLAN	90
APPROVAL OF AMENDMENTS TO THE RESTRICTED SHARE UNIT PLAN	91
APPROVAL OF CONTINUATION OF THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN	92
ADVISORY VOTE ON EXECUTIVE COMPENSATION	94
SHAREHOLDER PROPOSALS FOR THE 2020 ANNUAL MEETING	94
ADDITIONAL INFORMATION	94
CONTACTING OSISKO'S BOARD OF DIRECTORS	95
APPROVAL	95
SCHEDULE "A"	96
AMENDED SHAREHOLDER RIGHTS PLAN	96
SCHEDULE "B"	98
BOARD OF DIRECTORS CHARTER	98

OSISKO GOLD ROYALTIES LTD
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Osisko Gold Royalties Ltd (the "Corporation" or "Osisko"):

NOTICE IS HEREBY GIVEN that the virtual annual meeting (the "Meeting") of the holders of common shares of the Corporation (the "Common Shares") will be held at 2:00 PM (Eastern Daylight Time) on June 22, 2020, for the following purposes:

1. To receive the Corporation's audited consolidated financial statements for the year ended December 31, 2019 and the independent auditor's report thereon;

2. To elect the Corporation's directors for the ensuing year;

3. To appoint PricewaterhouseCoopers LLP as the Corporation's independent auditor for fiscal year 2020 and to authorize the directors to fix their remuneration;

4. To approve the unallocated options and amendments to the Stock Option Plan;

5. To approve amendments to the Employee Share Purchase Plan;

6. To approve amendments to the Restricted Share Unit Plan;

7. To approve the continuation of the Amended and Restated Shareholder Rights Plan, as more fully described in Schedule A of the Circular;

8. To consider and, if deemed advisable, adopt an advisory resolution accepting Osisko's approach to executive compensation, the full text of which is reproduced in the accompanying management information circular; and

9. To transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

Dated at Montréal, Québec, Canada this 8th day of May, 2020.

By order of the Board of Directors,

André Le Bel

Vice President, Legal Affairs and Corporate Secretary

IMPORTANT
It is desirable that as many Common Shares as possible be represented at the Meeting. As always, we encourage shareholders to vote their shares prior to the proxy voting deadline even if you expect to attend the Meeting. If you do not expect to attend the Meeting or any adjournment thereof in person, and would like your Common Shares represented, please date, sign and return the enclosed form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by the Corporation's transfer agent, AST Trust Company (Canada), by email at: proxyvote@astfinancial.com,by mail: 2001 Robert-Bourassa Blvd., Suite 1600, Montréal, Québec, H3A 2A6; or by fax to 1 (866) 781-3111 (North American Toll Free) no later than 2:00 p.m. (Eastern Daylight Time) on June, 18, 2020 or 48 hours (other than a Saturday, Sunday or holiday) prior to the time to which the Meeting may be adjourned. Notwithstanding the foregoing, the chair of the Meeting has the discretion to accept proxies received after such deadline. Shareholders who hold their shares through a bank, broker or other intermediary should refer to, "Beneficial Shareholders" below.

6|	2020 Management Information Circular

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Circular") is provided in connection with the solicitation of proxies by the management of Osisko Gold Royalties Ltd (the "Corporation" or "Osisko") for use at the annual meeting of the shareholders of the Corporation (the "Shareholders") to be held on June 22, 2020 at 2:00 PM (Eastern Daylight Time) (the "Meeting") and at every adjournment thereof. Except where otherwise indicated, this Circular contains information as of the close of business on May 8, 2020 and all currency amounts are shown in Canadian dollars.  The Meeting will be held in a virtual only format, which will be conducted via live audio webcast at https://web.lumiagm.com/155131769. Shareholders will not be able to physically attend the Meeting.  For a summary of how shareholders may attend the Meeting online, see "Instructions for the Virtual Meeting" below.

PROXY MATTERS AND VOTING INFORMATION

Solicitation of Proxies

The enclosed proxy is being solicited by the management of the Corporation. Solicitation will be primarily by mail but proxies may also be solicited by telephone, or personally by directors, officers or employees of the Corporation. In addition, the Corporation has retained the services of Laurel Hill Advisory Group ("Laurel Hill") to provide the following services in connection with the Meeting: review and analysis of the Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing shareholder proxies, and the solicitation of proxies including contacting Shareholders by telephone. For these services, Laurel Hill will receive a fee of $37,500, plus reasonable out-of-pocket expenses. The Corporation will bear all expenses in connection with the solicitation of proxies. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of Common Shares.

Appointment of Proxy

The persons named in the enclosed form of proxy are executive officers of the Corporation. A Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, other than the persons designated in the accompanying form of proxy, to attend and act on his or her behalf at the Meeting. To exercise this right, a Shareholder may cross out the names printed on the form of proxy and insert such other person's name in the blank space provided in the accompanying form of proxy or complete another appropriate form of proxy.

Revocability of Proxy

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing and delivered either to AST Trust Company (Canada) ("AST") at 2001 Robert-Bourassa Blvd., Suite 1600, Montréal, Québec, H3A 2A6, or by fax to 1 (866) 781-3111, no later than 2:00 PM (Eastern Daylight Time) on Friday, June 18, 2020 or at any time up to and including the last business day preceding the day of any adjournment of the Meeting at which the proxy is to be used, or to the Chair or Secretary of such Meeting on the day of the Meeting or any adjournment thereof, or by any other manner permitted by law. Any proxy given by a registered Shareholder can also be revoked by the Shareholder if he or she so requests. If a registered Shareholder follows the process for attending and voting at the Meeting online, voting at the Meeting online will also revoke your previous proxy.

Beneficial Shareholders (as defined herein) will have different methods and should carefully follow the instructions provided to them from their intermediary.

Beneficial Shareholders

A beneficial Shareholder is a Shareholder whose shares are registered in the name of a representative, such as an investment dealer or another intermediary (collectively, "Intermediaries"), rather than in the Shareholder's name ("Beneficial Shareholder"). Most of the Corporation's Shareholders are Beneficial Shareholders.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and Beneficial Shareholders. There are two types of Beneficial Shareholders – Shareholders who have objected to the disclosure of their identities and share positions ("OBO's") and Shareholders who do not object to the Corporation knowing who they are ("NOBO's").

2020 Management Information Circular	| 7

In the case of NOBO's, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to NOBO's, or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of NOBO's for distribution to such shareholder. If you are a NOBO and the Corporation (or its agent) has sent the Meeting materials directly to you, your personal information has been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

As it relates to OBO's, the Corporation intends to pay Intermediaries to send proxy-related materials and voting instruction forms to OBO's. Most intermediaries delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge mails a voting instruction form ("VIF") in lieu of a form of proxy provided by Osisko. For your Common Shares to be voted, you must follow the instructions on the VIF that is provided to you. You can complete the VIF by: (i) calling the phone number listed thereon; (ii) mailing the completed VIF in the envelope provided; or (iii) using the internet at www.proxyvote.com.

Voting Information

Common Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted or withheld from voting on any ballot that may be called for and, if the Shareholder specifies a choice in respect of the matters to be voted upon, the Common Shares shall be voted or withheld from voting in accordance with the specification made by the Shareholder. If no specification is made, such Common Shares will be voted FOR all of the following agenda items: (i) the election of each of the proposed nominees as directors of the Corporation for the ensuing year; (ii) the appointment of PricewaterhouseCoopers LLP as independent auditor of the Corporation and the fixing of its remuneration by the directors; (iii) the adoption of an ordinary resolution to approve the unallocated options and amendments to the Stock Option Plan; (iv) the adoption by an ordinary resolution to approve amendments to the Employee Share Purchase Plan; (v) the adoption of an ordinary resolution to approve amendments to the restricted share unit plan; (vi) the adoption of an ordinary resolution to approve the continuation of the Amended and Restated Shareholder Rights Plan; and (vii) the adoption of an advisory resolution accepting Osisko's approach to executive compensation. These Items are further described and discussed in the Circular.

The enclosed proxy confers discretionary authority upon the persons named therein to vote as he or she sees fit with respect to amendments or variations to matters identified in the notice relating to the Meeting and other matters which may properly come before the Meeting. At the date of this Circular, the management of the Corporation is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting and vote in real time, provided they are connected to the internet and follow the instructions below. However, voting by proxy is the easiest way to vote because you can appoint anyone to be your proxyholder to attend the Meeting and vote your Common Shares according to your instructions. This person does not need to be a shareholder.

Voting by proxy can easily be completed by way of telephone voting, the internet, fax or by returning the proxy card. Completed and signed proxies must be deposited at the office of the Corporation's registrar and transfer agent, AST Trust Company (Canada), 2001 Robert-Bourassa Blvd., Suite 1600, Montréal, Québec, H3A 2A6, and must be received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1 (888) 489-7352. Internet voting can be completed at www.astvotemyproxy.com. Alternatively, you may fax your proxy to 1 (416) 368-2502 or toll free in Canada and the United States to 1 (866) 781-3111, or scan and email to proxyvote@astfinancial.com. Beneficial Shareholders will have different voting methods and are encouraged to carefully follow the instructions provided on the VIF.

If you are a Beneficial Shareholder and are unable to attend the Meeting, but wish that your voting rights be exercised on your behalf by a proxyholder, you must follow the voting instructions on the VIF. If you are a Beneficial Shareholder and wish to exercise your voting rights at the Meeting, you must indicate your own name in the space provided for such purpose on the VIF in order to appoint yourself as proxyholder and follow the instructions therein with respect to the execution and transmission of the document. If you have any questions with respect to the foregoing or need help with voting, we invite you to contact Laurel Hill by calling toll-free 1 (877) 452-7184 if you are in North America, or 1 (416) 304-0211 if you are outside North America, or by emailing at assistance@laurelhill.com.

8|	2020 Management Information Circular

INSTRUCTIONS FOR THE VIRTUAL MEETING

In order to support the efforts of the Québec Government to contain the spread of the coronavirus ("COVID-19") and to protect the health and safety of its shareholders, employees, families and others who usually attend such meeting, this year there will be no physical Meeting location. The Meeting will be conducted by way of a live audio webcast through a virtual platform with integrated slides and real-time balloting. We hope that hosting a virtual meeting will increase participation by our Shareholders, as it will enable Shareholders to more easily attend the Meeting regardless of their geographic location. Shareholders will not be able to physically attend the Meeting. Even if you plan on attending the Meeting, we nonetheless recommend to vote prior to the Meeting in order to tabulate your vote in advance.

Instructions on Voting at the Meeting

Registered Shareholders and duly appointed proxyholders will be able to attend the virtual Meeting and vote in real time, provided they are connected to the internet and follow the instructions in this Circular. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual Meeting as guests but will not be able to vote at the virtual Meeting.

Shareholders who wish to appoint a person other than the Management Nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual Meeting) must carefully follow the instructions in this Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, AST, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with AST will result in the proxyholder not receiving a control number to participate in the virtual Meeting and only being able to attend as a guest. Guests will be able to listen to the virtual Meeting but will not be able to vote.

We encourage you to log into the Meeting at least one hour (1 hr) prior to the commencement of the Meeting. You may begin to log into the Meeting virtual platform beginning at 1:00 PM (Eastern Daylight Time) on June 22, 2020. The Meeting will begin promptly at 2:00 PM (Eastern Daylight Time) on June 22, 2020.

How to Vote

You have two ways to vote your Common Shares:

⇒ by submitting your form of proxy or other voting instruction form as per instructions indicated; or

⇒ during the Meeting by online ballot, when called for, through the virtual platform.

Registered Shareholders and duly appointed proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder) that attend the Meeting online will be able to vote by completing a ballot online, when called for, during the Meeting through the virtual platform.

Guests (including non-registered Shareholders who have not duly appointed themselves as proxyholder) can log into the Meeting as set out below. Guests will be able to listen to the Meeting but will not be able to vote during the Meeting.

To Access and Vote at the Virtual Meeting:

⇒ Step 1: Log into the Virtual Platform online at https://web.lumiagm.com/155131769

⇒ Step 2: Follow these instructions:

Registered Shareholders: Click "I have a control number" and then enter your unique 13-digit control number and password "osisko2020" (case-sensitive). The 13-digit number located on the form of proxy received from AST is your control number. If you use your control number to log into the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting.

2020 Management Information Circular	| 9

Duly appointed proxyholders: Click "I have a control number" and then enter your unique 13-digit control number and password "osisko2020" (case-sensitive). The 13-digit number will have been provided by email from AST following your registration at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) by no later than 2:00 p.m. (Eastern Daylight Time) on June 18, 2020. Failing to register will result in the proxyholder not receiving a control number, which is required to vote at the Meeting.

Voting Results

Following the Meeting of Shareholders, a report on the voting results will be filed with the Canadian securities regulatory authorities at www.sedar.com.

NOTICE-AND-ACCESS RULES

The Corporation has elected to use the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") and National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101", and together with NI 51-102, the "Notice-and-Access Provisions") for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allows issuers to post electronic versions of proxy-related materials on-line, via the System for Electronic Document Analysis and Retrieval ("SEDAR") and one other website, rather than mailing paper copies of such materials to Shareholders.

Instead of receiving this Circular, Shareholders will receive a Notice of Meeting with the proxy or voting instruction form, as the case may be, along with instructions on how to access the Meeting materials online. The Corporation will send the Notice of Meeting and proxy form directly to registered Shareholders and NOBOs. The Corporation will pay for intermediaries to deliver the Notice of Meeting, voting instruction form and other Meeting materials requested by OBOs. This Circular and other relevant materials are available on the Corporation's corporate Internet website (http://www.osiskogr.com/en/2020-agm/) or on SEDAR (www.sedar.com).

Objecting Beneficial Shareholders may request a paper copy of the Meeting materials, at no cost, from Broadridge Investor Communications Corporation by calling toll-free 1 (877) 907-7643 and entering the 16-digit control number located on the voting instruction form or via internet at www.proxyvote.com by using the 16-digit control number located in the voting instruction form. To ensure that you receive the materials in advance of the voting deadline and the Meeting, all requests must be received no later than June 18, 2020 to ensure timely receipt. Requests for Meeting materials may be made up to one year from the date the Circular is filed on SEDAR.

If you are a registered Shareholder or a NOBO and wish to receive a copy of this Circular or need help with voting, we invite you to contact Laurel Hill by calling toll-free 1 (877) 452-7184 if you are in North America, or 1 (416) 304-0211 if you are outside North America, or by emailing your request to assistance@laurelhill.com.

The Corporation will not use procedures known as 'stratification' in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Circular to some Shareholders with a Notice Package.

If you request a paper copy of the materials, please take note that no additional proxy form or voting instruction form shall be sent to you. Therefore, please make sure that you retain the form that you received with the Notice of Meeting for voting purposes.

VOTING SECURITIES

As of May 8, 2020, 165,050,339 Common Shares of the Corporation were outstanding. Holders of Common Shares of record at the close of business on May 13, 2020 (the "Record Date") will be entitled to one vote for each such Common Share held by them.

PRINCIPAL HOLDER OF VOTING SECURITIES

To the knowledge of the directors and executive officers of the Corporation and according to the latest data available as of May 8, 2020, there is one Shareholder owning, directly or indirectly, or exercising control or direction over more than 10% of the voting rights attached to all Common Shares.

10|	2020 Management Information Circular

Name	Number of Common Shares (#)	Percentage of Outstanding Common Shares (%)
Caisse de dépôt et placement du Québec	19,684,543(1)(2)	11.93

NOTES:

(1) On the basis of the information available on SEDAR (www.sedar.com) and on SEDI (www.sedi.ca).

(2) Of which, 1,391,961 Common Shares are held directly by the CDPQ Sodémex Inc. and 18,292,582 Common Shares are held by CDP Investissements Inc., both wholly-owned subsidiaries of the Caisse de dépôt et placement du Québec.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Unless as otherwise disclosed in this Circular, no director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

BUSINESS TO BE TRANSACTED AT THE MEETING

SHAREHOLDER VOTING MATTERS AND RECOMMENDATION

Voting Matters	Election of 9 Directors	Appointment of PricewaterhouseCoopers LLP	Approval of the unallocated options and amendments to the Stock Option Plan	Approval of amendments to the Employee Share Purchase Plan	Approval of amendments to the Restricted Share Unit Plan	Approval of the continuation of the Amended and Restated Shareholder Rights Plan	Advisory Resolution on Executive Compensation
Board Vote Recommendation	FOR EACH NOMINEE	FOR	FOR	FOR	FOR	FOR	FOR
For more information See Page	11	89	89	90	91	92	94

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2019 and the report of the auditor thereon will be presented at the Meeting. These consolidated financial statements and management's discussion and analysis were sent to all Shareholders who have requested a copy with this Notice of Annual Meeting of Shareholders and Circular, as applicable. The Corporation's consolidated financial statements and related management discussion and analysis for the year ended December 31, 2019 are available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) as well as on the Corporation's website (www.osiskogr.com).

ELECTION OF DIRECTORS

The executive management team (the "Management") of the Corporation is supervised by the board of directors (the "Board of Directors" or "Board") as per the Business Corporations Act (Québec). The members of the Board are elected annually at each annual meeting of Shareholders to hold office until the next annual meeting unless, prior thereto, he or she resigns, or the office of such director becomes vacant by death, removal, or other cause. The articles of incorporation of the Corporation provide that our Board shall consist of a minimum of three (3) and a maximum of fifteen (15) directors. Accordingly, nine (9) nominees are being proposed as directors for election by the Shareholders at the Meeting for the current year, each to hold office until the next annual meeting of Shareholders or until such person's successor is elected or appointed. You can vote for all of these proposed directors, vote for some of them and withhold for others, or withhold for all of them.

The following tables set out information about each director's summary career profile, their board committee memberships (the "Board Committee Membership" or "Board Committee"), meeting attendance during the most recently completed financial year, principal directorships with other reporting issuers as well as other public and parapublic corporations on whose boards the nominees currently serve or have served in the past five years, areas of expertise and the number of securities they hold, either in the form of Common Shares, stock options ("options"), deferred share units ("DSUs"), restricted share units ("RSUs"), or debentures of the Corporation.

2020 Management Information Circular	| 11

Unless otherwise directed, the persons named in the enclosed proxy form intend to VOTE FOR the election of each of the proposed nominees whose names are set out below. The proposal requires the approval of a majority of the votes cast at the Meeting.

Mr. Oskar Lewnowski, who acted as a nominee director of Betelgeuse LLC, who held a nomination right for so long as Betelgeuse LLC would maintain more than 10% of the issued and outstanding Common Shares of the Corporation, pursuant to a shareholder participating agreement entered into between Betelgeuse LLC and the Corporation, resigned from the Board in July 2019 following the share repurchase and secondary offering of Common Shares of Osisko with Betelgeuse, whereby Betelgeuse LLC's ownership of the Corporation's issued and outstanding Common Shares was reduced from approximately 19.5% to 6.2%.

Each of the nominees has provided the information as to the Common Shares of the Corporation he or she beneficially owns or over which he or she exercises control or direction, as at May 8, 2020. All nominees have served continuously as director of the Corporation since their appointment or first election in such capacity.

The Corporation has adopted a majority voting policy, which is further described in the Circular under the heading "Statement of Corporate Governance Practices - Majority Voting and Director Resignation Policy for Election of Directors".

12|	2020 Management Information Circular

THE HONORABLE JOHN R. BAIRD Ontario, Canada Age:50	Status: Independent(1) Director since: April 2020 Annual Meeting Votes: N/A Areas of Expertise: Governance Government Relations Human Resources International Management Sustainability	Board and Committee Meeting Attendance during 2019
				Regular	Ad Hoc	Total
		Board(2)		n/a	n/a	n/a
		Overall Attendance:		n/a
		Public Board Membership in the past 5 years and Interlocking Directorships
		Canfor Corporation - No Interlock Canfor Pulp Products Inc. - No Interlock Canadian Pacific Railway Limited - No Interlock Canadian Pacific Railway Company - No Interlock
		Investment, Ownership and Total Value of Equity
			2020(3) (May 8) (#)	2020(3) Value ($)	2019(4) (March 19) (#)	2019(4) Value ($)
		Osisko Common Shares	2,818	37,536	n/a	n/a
		Osisko DSUs	18,055	240,493	n/a	n/a
		Value ($)		278,029		n/a
		Ownership Requirement - Target Date to Meet
		Target to be attained by April 6, 2023

Mr. Baird is a director and advisor to a variety of firms in Canada and abroad. He was a former Senior Cabinet Minister in the Government of Canada and was the former Canadian Minister of Foreign Affairs.

A native of Ottawa, Baird spent three terms as a Member of Parliament and four years as Minister of Foreign Affairs where he advanced Canada/US relations and worked to strengthen ties to the Middle East and China. He also served as President of the Treasury Board, Minister of the Environment, Minister of Transport and Infrastructure, and Leader of the Government in the House of Commons. In 2010, he was selected by MPs from all parties as Parliamentarian of the Year. Prior to entering federal politics, Mr. Baird spent ten years in the Ontario Legislature where he served in several Ministerial portfolios. In addition to Canfor, Mr. Baird sits on the corporate boards of Canadian Pacific, the FWD Group, and PineBridge Investments, and is a member of the International Advisory Board of Barrick Gold Corp. He also serves as a Senior Advisor with Bennett Jones LLP, Global Strategic Advisor to Hatch Ltd, a Canadian global multidisciplinary management, engineering and development consultancy, and is a Senior Advisor at Eurasia Group, a global political risk consultancy. Mr. Baird also volunteers his time with Community Living Ontario, an organization that supports individuals with developmental disabilities and the Prince's Charities, the charitable office of His Royal Highness The Prince of Wales.

Mr. Baird holds an Honours Bachelor of Arts in Political Studies from Queen's University at Kingston.

2020 Management Information Circular	| 13

FRANÇOISE BERTRAND Québec, Canada Age: 71

Status: Independent(1)

Director since: November 2014

Annual Meeting Votes:

2019: 99.91% In Favour
2018: 99.44% In Favour
2017: 99.68% In Favour

2016: 95.41% In Favour

2015: 99.74% In Favour

Areas of Expertise:

  Corporate Governance
  General Management
  Government Relations
  Human Resources
  Sustainability

	Board and Committee Meeting Attendance during 2019
			Regular	Ad Hoc	Total
	Board		4/4	9/9	13/13
	Human Resources and Sustainability Committee(5)		4/4	2/2	6/6
	Governance and Nomination Committee(6)		1/1	N/A	1/1
	Overall Attendance:		100%
	Public Board Membership in the past 5 years and Interlocking Directorships
	None
	Investment, Ownership and Total Value of Equity
		2020(3) (May 8) (#)	2020(3) Value ($)	2019(4) (March 19) (#)	2019(4) Value ($)
	Osisko Common Shares	1,200	15,984	1,200	18,288
	Osisko DSUs	56,061	746,733	46,213	704,286
	Total Value ($)		762,717		722,574
	Ownership Requirement - Target Date to Meet
	Target Attainted in 2016

Ms. Françoise Bertrand chairs the board of directors of Via Rail Canada and the board of directors of ProAction International since 2017. She has held leadership roles in numerous public and private organizations. Ms. Bertrand was formerly the President and Chief Executive Officer of the Fédération des chambres de commerce du Québec, President of the Canadian Radio-Television and Telecommunication Commission (CRTC), President and Chief Executive Officer of Société de radio-télévision du Québec (Télé-Québec), and Dean of Resource Management at the Université du Québec à Montréal (UQAM). She also has served on the Board of Directors of various government and charitable organizations.

Ms. Bertrand received in June 2019 the ICD Fellowship Award at the ICD National Conference.

Ms. Bertrand holds a Bachelor of Arts - Major in Sociology from Université de Montréal and a Master's degree in Environmental Studies from York University. She is a graduate from the Directors Education Program sponsored by the Institute of Directors of Canada and the Rotman School of Management - McGill.

Ms. Bertrand's outstanding career achievements have led her to be appointed as a Chevalier de l'Ordre national du Québec, and an Officer of the Order of Canada.

14|	2020 Management Information Circular

JOHN BURZYNSKI Ontario, Canada Age: 56

Status: Independent(1)

Director since: April 2014

Annual Meeting Votes:

2019: 78.78% In Favour

2018: 93.91% In Favour

2017: 98.93% In Favour

2016: 97.58% In Favour

2015: 92.22% In Favour

Areas of Expertise:

  Corporate Governance
  Financial
  General Management
  Government Relations
  Human Resources
  International Business
  Mergers/Acquisitions
  Sustainability
  Technical/Mining
	Board and Committee Meeting Attendance during 2019
				Regular	Ad Hoc	Total
	Board			4/4	9/9	13/13
	Overall Attendance:			100%
	Public Board Membership in the past 5 years and Interlocking Directorships
  Major Drilling Group International Inc. - No Interlock
  Osisko Metals Incorporated - No Interlock
  Osisko Mining Inc. - Interlock with Sean Roosen
  O3 Mining Inc. - Interlock with William Murray John
  Barkerville Gold Mines Ltd. ("Barkerville") (2015 - 2019)
  Strongbow Exploration Inc. (2015 - 2018)
  Condor Petroleum Inc. (2011 - 2016)

	Investment, Ownership and Total Value of Equity
		2020(3) (May 8) (#)	2020(3) Value ($)	2019(4) (March 19) (#)		2019(4) Value ($)
	Osisko Common Shares	18,866	251,295	17,294		263,561
	Osisko DSUs	26,081	347,399	16,809		256,169
	Value ($)		598,694			519,730
	Ownership Requirement - Target Date to Meet
	Target Attainted in 2015
	Options
	Grant Date (mm-dd-yy)	Expiry Date (mm-dd-yy)	Options (#)	Exercise Price ($)	Total Unexercised (#)	Value of Unexercised Options(7) ($)
	06-30-15	06-30-20	60,600	15.80	60,600	–
	06-30-17	06-30-22	17,850(8)	24.72	17,850	–
	12-08-17	12-08-22	2,677(8)	18.07	2,677	–
	01-31-19	01-31-24	2,677(8)	12.19	2,677	3,025

Mr. John Burzynski is President and Chief Executive Officer and Director of Osisko Mining Inc. ("Osisko Miningˮ), an associate company of the Corporation. He was Senior Vice President, New Business Development of the Corporation until August 31, 2016. Mr. Burzynski has over 30 years of international experience in global exploration and development of mining projects. He also has experience in developing strategy, financing and marketing of emerging companies. He is one of the three founders of Osisko Mining Corporation (2003) where he held various positions, including Vice President Exploration, Vice President Corporate Development and member of its board of directors. He is also a founding member of EurAsia Holding AG, a European venture capital fund.

Mr. Burzynski holds a Bachelor of Science (Honours) degree in geology from Mount Allison University, and a Master of Science in exploration and mineral economics from Queen's University.

2020 Management Information Circular	| 15

CHRISTOPHER C. CURFMAN Illinois, United States of America Age: 68

Status: Independent(1)

Director since: May 2016

Annual Meeting Votes:

2019: 99.73% In Favour
2018: 99.58% In Favour
2017: 99.84% In Favour

2016: 99.85% In Favour

Areas of Expertise:

  Corporate Governance
  Financial
  General Management
  Human Resources
  International Business
  Mergers/Acquisitions
  Sustainability
  Technical/Mining
	Board and Committee Meeting Attendance during 2019
			Regular	Ad Hoc	Total
	Board		3/4	7/9	10/13
	Human Resources and Sustainability Committee(5)		3/4	2/2	5/6
	Governance and Nomination Committee		2/3	1/1	3/4
	Overall Attendance:		78%
	Public Board Membership in the past 5 years and Interlocking Directorships
	N/A
	Investment, Ownership and Total Value of Equity
		2020(3) (May 8) (#)	2020(3) Value ($)	2019(4) (March 19) (#)	2019(4) Value ($)
	Osisko Common Shares	10,500	139,860	5,500	83,820
	Osisko DSUs	38,983	519,254	29,462	449,001
	Value ($)		659,114	532,821
	Ownership Requirement - Target Date to Meet
	Target Attained in 2018

Mr. Christopher C. Curfman is a retired senior executive of Caterpillar Inc., one of the world's largest mobile equipment suppliers to the mining industry. During his 21-year career with Caterpillar, Mr. Curfman has held several progressive positions in Asia, Australia and USA, including Senior Vice President of Caterpillar and President of Caterpillar Global Mining from 2011 to his retirement at the end of 2015. Mr. Curfman also held senior positions with Deere & Company prior to joining Caterpillar. He has extensive international experience and a customer focused legacy at Caterpillar. His global leadership was key to Caterpillar's success in the mining industry. He also served as a board member at various organizations, including the Canadian Institute of Mining, the National Mining Association, the World Coal Association and several universities.

Mr. Curfman holds a Bachelor of Science degree in Education from Northwestern University, and has completed certificate programs in accounting and finance from the Wharton School of Business, University of Pennsylvania in 1991, a three-year executive program from Louisiana State University in 1997 and the executive program of Stanford Graduate School of Business in 2002. He was also awarded an Honorary Doctorate in Mining Engineering from the University Missouri-Rolla in 2013.

16|	2020 Management Information Circular

JOANNE FERSTMAN Ontario, Canada Age: 52

Status: Independent(1)

Lead Director since: April 2014

Annual Meeting Votes:

2019: 97.89% In Favour

2018: 99.47% In Favour

2017: 97.52% In Favour

2016: 95.50% In Favour

2015: 94.69% In Favour

Areas of Expertise:

  Corporate Governance
  Financial
  General Management
  Human Resources
  Mergers/Acquisitions
	Board and Committee Meeting Attendance during 2019
			Regular	Ad Hoc	Total
	Board		4/4	9/9	13/13
	Audit and Risk Committee(9)		4/4	2/2	6/6
	Human Resources and Sustainability Committee(5)		4/4	2/2	6/6
	Special Committee (Orion)(10)		-	2/2	2/2
	Special Committee (Barkerville)(11)		-	4/4	4/4
	Overall Attendance:		100%
	Public Board Membership in the past 5 years and Interlocking Directorships
	Dream Unlimited Corp. ─ No interlock Cogeco Communications Inc. ─ No interlock ATS Automatic Tooling Systems ─ No interlock Aimia Inc. (2008 - 2017) Dream Office REIT (2003 - 2018)
	Investment, Ownership and Total Value of Equity
		2020(3) (May 8) (#)	2020(3) Value ($)	2019(4) (March 19) (#)	2019(4) Value ($)
	Osisko Common Shares	19,500	259,740	19,500	297,180
	Osisko DSUs	84,412	1,124,368	69,634	1,061,222
	Osisko Debentures(12)	100	99,000	100	103,500
	Value ($)		1,483,108		1,461,902
	Ownership Requirement - Target Date to Meet
	Target Attained in 2016

Ms. Joanne Ferstman is a corporate director. She has over 20 years of progressive experience in the financial industry, where she was until 2012 President and Chief Executive Officer of Dundee Capital Market Inc., a full service investment dealer with principal businesses that include investment banking, institutional sales and trading, and private client financial advisory. She has held several leadership positions within Dundee Corporation and DundeeWealth Inc., where she was responsible for strategic development, financial and regulatory reporting and risk management.

Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.

2020 Management Information Circular	| 17

WILLIAM MURRAY JOHN British Columbia, Canada Age: 61

Status: Independent(1)

Director since: February 2020

Annual Meeting Votes:

N/A

Areas of Expertise:

  Corporate Governance
  Financial
  General Management
  Human Resources
  International Business
  Mergers/Acquisitions
  Sustainability
  Technical/Mining
	Board and Committee Meeting Attendance during 2019
			Regular	Ad Hoc	Total
	Board(13)		n/a	n/a	n/a
	Overall Attendance:		n/a
	Public Board Membership in the past 5 years and Interlocking Directorships
	Discovery Metals Corp. - No Interlock O3 Mining Inc. - Interlock with John Burzynski Osisko Mining Inc. (2015 - 2018) Dundee Precious Metals Inc. (2005 - 2017)
	Investment, Ownership and Total Value of Equity
		2020(3) (May 8) (#)	2020(3) Value ($)	2019(4) (March 19) (#)	2019(4) Value ($)
	Osisko Common Shares	25,000	333,000	n/a	n/a
	Osisko DSUs	16,810	223,909	n/a	n/a
	Value ($)		556,909		n/a
	Ownership Requirement - Target Date to Meet
	Target to be attained by February 19, 2023

Mr. Murray John currently serves as Chairman of the board of Discovery Metals Corp. and Lead Director of O3 Mining Inc. Prior to his retirement in December 2014, he was the President and Chief Executive Officer of Dundee Resources Limited, and Managing Director and a Portfolio Manager with Goodman & Company, Investment Counsel Inc., where he was responsible for managing Private Equity resource and precious metals focused mutual funds and flow-through limited partnerships. Mr. John has been involved with the resource investment industry since 1992 and has worked as an investment banker, buy-side mining analyst, sell-side mining analyst, and portfolio manager.

He graduated from the Camborne School of Mines in 1980 with a Bachelor of Science (Hons) in mining engineering and received an award from the Associateship of the Camborne School of Mines. Mr. John also received a Master of Business Administration from the University of Toronto in 1993.

18|	2020 Management Information Circular

PIERRE LABBÉ Québec, Canada Age: 54

Status: Independent(1)

Director since: February 2015

Annual Meeting Votes:

2019: 99.87% In Favour

2018: 99.74% In Favour

2017: 98.08% In Favour

2016: 99.22% In Favour

2015: 95.13% In Favour

Areas of Expertise:

  Corporate Governance
  Financial
  General Management
  International Business
  Mergers/Acquisitions
  Technical/Mining
	Board and Committee Meeting Attendance during 2019
			Regular	Ad Hoc	Total
	Board		3/4	7/9	10/13
	Audit and Risk Committee(9)		4/4	2/2	6/6
	Governance and Nomination Committee		3/3	1/1	4/4
	Special Committee (Orion)(10)		-	2/2	2/2
	Special Committee (Barkerville)(11)		-	4/4	4/4
	Overall Attendance:		87%
	Public Board Membership in the past 5 years and Interlocking Directorships
	Agility Health Inc. (2013 - 2018)
	Investment, Ownership and Total Value of Equity
		2020(3) (May 8) (#)	2020(3) Value ($)	2019(4) (March 19) (#)	2019(4) Value ($)
	Osisko Common Shares	6,145	81,851	6,145	93,650
	Osisko DSUs	46,044	613,306	36,389	554,568
	Osisko Debentures(11)	25	24,750	25	25,875
	Value ($)		719,907		674,093
	Ownership Requirement - Target Date to Meet
	Target Attainted in 2016

Mr. Pierre Labbé is Chief Financial Officer of IMV Inc., a clinical-stage biopharmaceutical company since March 2017. He has more than 30 years of progressive financial leadership roles in various industries. He was Vice President and Chief Financial Officer of Leddartech Inc. from April 2015 to March 2017 and was Vice President and Chief Financial Officer of the Québec Port Authority (October 2013 - April 2015). He also has experience in the resource sector, having served as Chief Financial Officer of Plexmar Resources (2007-2012), Sequoia Minerals (2003-2004), and Mazarin Inc. (2000-2003). Mr. Labbé, in his role as senior financial officer, has participated in the development of strategic plans and in mergers and acquisitions (over $1 billion in transactions). Mr. Labbé was a nominee to the Osisko Board by Virginia Mines Inc. as part of the Osisko-Virginia business combination in 2015.

Mr. Labbé holds a Bachelor's Degree in Business Administration and a license in accounting from Université Laval, Québec City. He is a member of Ordre des comptables professionnels agréés du Québec, the Chartered Professional Accountants of Canada and the Institute of Corporate Directors.

2020 Management Information Circular	| 19

CHARLES E. PAGE Ontario, Canada Age: 68

Status: Independent(1)

Director since: April 2014

Annual Meeting Votes
2019: 99.91% In Favour

2018: 99.57% In Favour

2017: 99.89% In Favour

2016: 76.95% In Favour

2015: 90.28% In Favour

Areas of Expertise:

  Corporate Governance
  Financial
  General Management
  Government Relations
  Human Resources
  International Business
  Mergers/Acquisitions
  Sustainability
  Technical/Mining
	Board and Committee Meeting Attendance during 2019
			Regular	Ad Hoc	Total
	Board		4/4	7/9	11/13
	Audit and Risk Committee(9)		4/4	2/2	6/6
	Human Resources and Sustainability Committee(5)		4/4	2/2	6/6
	Special Committee (Orion)(10)		-	2/2	2/2
	Special Committee (Barkerville)(11)		-	4/4	4/4
	Overall Attendance		92%
	Public Board Membership in the past 5 years and Interlocking Directorships
	Unigold Inc. — No interlock Wesdome Gold Mines Ltd. (2015 - 2019)
	Investment, Ownership and Total Value of Equity
		2020(3) (May 8) (#)	2020(3) Value ($)	2019(4) (March 19) (#)	2019(4) Value ($)
	Osisko Common Shares	55,215	735,464	55,215	841,477
	Osisko DSUs	56,276	749,596	46,423	707,486
	Value ($)		1,485,060		1,548,963
	Ownership Requirement - Target Date to Meet
	Target Attained in 2014

Mr. Charles E. Page is a corporate director and has more than 40 years of experience in the mineral industry. During his career, Mr. Page has held progressive leadership roles in developing strategies to explore, finance and develop mineral properties in Canada and internationally. Mr. Page worked at Queenston Mining Inc. in various capacities, including President and Chief Executive Officer, from 1990 to its sale to Osisko Mining Corporation in 2012.

Mr. Page holds a Bachelor of Science degree in Geological Science from Brock University and a Master of Science degree in Earth Science from the University of Waterloo. He is a Professional Geologist registered in the province of Ontario and Saskatchewan, and is also a Fellow of the Geological Association of Canada.

20|	2020 Management Information Circular

SEAN ROOSEN Québec, Canada Age: 56

Status: Non Independent(1)

Director since: April 2014

Annual Meeting Votes:

2019: 96.07% In Favour

2018: 98.84% In Favour
2017: 96.01% In Favour

2016: 92.67% In Favour

2015: 92.45% In Favour

Areas of Expertise:

  Corporate Governance
  Financial
  General Management
  Government Relations
  Human Resources
  International Business
  Mergers/Acquisitions
  Sustainability
  Technical/Mining

	Board and Committee Meeting Attendance during 2019
				Regular	Ad Hoc	Total
	Board			4/4	8/9	12/13
	Overall Attendance:			92%
	Public Board Membership in the past 5 years and Interlocking Directorships
  Osisko Mining ─ Interlock with John Burzynski
  Victoria Gold Corp. ─ No Interlock
  Barkerville (2015 - 2019)
  Condor Petroleum Inc. (2011 - 2019)
  Dalradian Resources Inc. (2010 - 2018)
  Osisko Metals Incorporated (formerly Bowmore Exploration Ltd.) (2009 - 2015)
  NioGold Mining Corporation (2014 - 2016)
  Falco Resources Ltd. (2014 - 2019)

	Investment, Ownership and Total Value of Equity
		2020(3) (May 8) (#)	2020(3) Value ($)	2019(4) (March 19) (#)		2019(4) Value ($)
	Osisko Common Shares	649,659	8,653,458	428,278		6,526,957
	Osisko RSUs	203,265	2,707,490	179,714		2,738,841
	Value ($)		11,360,948			9,265,798
	Ownership Requirement - Target Date to Meet
	Target Attainted in 2014
	Options
	Grant Date (mm-dd-yy)	Expiry Date (mm-dd-yy)	Options (#)	Exercise Price ($)	Total Unexercised (#)	Value of Unexercised Options(7) ($)
	06-30-15	06-30-20	121,200	15.80	121,200	–
	03-21-16	03-21-21	127,600	13.38	127,600	–
	06-07-17	06-07-22	82,800	16.66	82,800	–
	05-07-18	05-07-23	30,800	12.97	30,800	10,780
	05-03-19	05-03-24	165,800	13.61	165,800	–
	03-08-16	03-08-21	21,420(8)	14.61	21,420	–
	12-07-16	12-07-21	39,270(8)	13.10	39,270	8,639
	12-08-17	12-08-22	3,570(8)	18.07	3,570	–
	01-31-19	01-31-24	3,570(8)	12.19	3,570	4,034

Mr. Sean Roosen is the Chair of the Board of Directors and Chief Executive Officer of the Corporation. Mr. Roosen was a founding member of Osisko Mining Corporation (2003) and of EurAsia Holding AG, a European venture capital fund.

Mr. Roosen has over 30 years of progressive experience in the mining industry. As founder, President, Chief Executive Officer and Director of Osisko Mining Corporation, he was responsible for developing the strategic plan for the discovery, financing and development of the Canadian Malartic Mine. He also led the efforts for the maximization of shareholders' value in the sale of Osisko Mining Corporation, which resulted in the creation of Osisko. Mr. Roosen is an active participant in the resource sector and in the formation of new companies to explore for mineral deposits both in Canada and internationally.

In 2017, Mr. Roosen received an award from Mines and Money Americas for best Chief Executive Officer in North America and was, in addition, named in the "Top 20 Most Influential Individuals in Global Mining".

In prior years, he has been recognized by several organizations for his entrepreneurial successes and his leadership in innovative sustainability practices. Mr. Roosen is a graduate of the Haileybury School of Mines.

Mr. Roosen serves on the board of directors of Osisko Mining and Victoria Gold Corp. as a representative of Osisko.

2020 Management Information Circular	| 21

NOTES:
(1)	"Independent" refers to the standards of independence established in sections 1.4 and 1.5 of the Regulation 52-110 respecting Audit and Risk Committees ("Regulation 52-110").
(2)	Mr. John R. Baird was appointed to the Board of Directors on April 6, 2020.
(3)

The 2020 Value is equal to, as applicable, the sum of: (i) the product of the multiplication of the closing price of the Common Shares of the Corporation on the Toronto Stock Exchange ("TSX") on May 8, 2020, being $13.32, by the number of Common Shares, DSUs and RSUs held at such date; and (ii) the face value of debentures held.

(4)

The 2019 Value is equal to, as applicable, the sum of: (i) the product of the multiplication of the closing price of the Common Shares of the Corporation on TSX on March 19, 2019, being $15.24 (as disclosed in the management information circular of the Corporation dated March 21, 2019) by the number of Common Shares, DSUs and RSUs held at such date.

(5)	The Human Resources Committee and the Sustainability Committee were combined and was consequently renamed the Human Resources and Sustainability Committee effective with effect as of May 1st, 2019.
(6)	Ms. Bertrand was appointed to the Governance and Nomination Committee following the annual meeting of Shareholders held on May 1st, 2019.
(7)

"Value of Unexercised Options" is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on May 8, 2020, being $13.32, and the exercise price of the options, multiplied by the number of unexercised options held as at such date.

(8)	The number of unexercised options represent Replacement Osisko Options pursuant to a plan of arrangement involving Osisko and Barkerville, which took effect on November 21, 2019.
(9)	The Audit Committee was renamed to the Audit and Risk Committee with effect as of May 1st, 2019.
(10)

The Board of Directors established a Special Committee in June 2019 to consider the share repurchase and secondary offering of Common Shares of Osisko with Betelgeuse LLC, a jointly owned subsidiary of certain investment funds managed by Orion Resource Partners ("Orion"), whereby Betelgeuse LLC's ownership of the Corporation's issued and outstanding Common Shares has been reduced from approximately 19.5% to 6.2%.

(11)

The Board of Directors established a Special Committee in August 2019 to consider the business combination with Barkerville, pursuant to which the Corporation acquired all of the issued and outstanding common shares of Barkerville which it did not already own by way of a statutory plan of arrangement under the provisions of the Business Corporations Act (British Columbia).

(12)	Value of Debentures is not taken into account in the determination of securities ownership requirement.
(13)	Mr. William Murray John was appointed to the Board of Directors on February 19, 2020.

VOTING RESULTS OF 2019 ANNUAL MEETING

The voting results for the election of directors at the 2019 annual meeting of Shareholders of the Corporation were as follows:

NAME OF NOMINEE	VOTES FOR		VOTES WITHHELD
	Number	%	Number	%
Françoise Bertrand	128,810,985	99.91	112,871	0.09
John Burzynski	101,569,368	78.78	27,354,488	21.22
Christopher C. Curfman	128,580,725	99.73	343,131	0.27
Joanne Ferstman	126,200,461	97.89	2,723,395	2.11
Pierre Labbé	128,750,496	99.87	173,360	0.13
Oskar Lewnowski	80,181,821	62.19	48,742,035	37.81
Charles E. Page	128,811,281	99.91	112,575	0.09
Sean Roosen	123,852,322	96.07	5,071,534	3.93

TENURE OF THE BOARD

The following table illustrates the age group, gender, applicable tenure and location of residence for each of the nominee non-executive directors:

	AGE					GENDER		APPLICABLE TENURE		REGION
NAME	50-54	55-59	60-64	65-69	70-74	FEMALE	MALE	12 YEARS (From March 2016 or the last Election)	72 YEARS OF AGE (LAST ELECTION)	BRITISH COLUMBIA CANADA	ONTARIO, CANADA	QUÉBEC, CANADA	ILLINOIS, USA
John R. Baird Independent	✓						✓	2032			✓
Françoise Bertrand Independent					✓	✓			2020			✓
John Burzynski Independent		✓					✓	2027			✓
Christopher C. Curfman Independent				✓			✓		2024				✓
Joanne Ferstman Independent	✓					✓		2027			✓
William Murray John Independent			✓				✓		2031	✓
Pierre Labbé Independent	✓						✓	2027				✓
Charles E. Page Independent				✓			✓		2024		✓

22|	2020 Management Information Circular

2019 BOARD AND COMMITTEE ATTENDANCE RECORD

The table below reflects the record of attendance by directors at meetings of the Board of Directors and its standing Committees, as well as the total number of Board and Committee meetings held during the most recently completed financial year:

	ATTENDANCE - 2019 MEETINGS								TOTAL
Member	Board of Directors		Audit and Risk Committee		Human Resources and Sustainability Committee		Governance and Nomination Committee		Committees	Overall
	Number	%	Number	%	Number	%	Number	%	Number and %	Number and %
BERTRAND, Françoise(1)	13/13	100	-	-	6/6	100	1/1	100	7/7 100	20/20 100
BURZYNSKI, John	13/13	100	-	-	-	-	-	-	-	13/13 100
CHENARD, Pierre D.(2)	1/3	33	1/2	50	-	-	3/3	100	4/5 80	5/8 63
CURFMAN, Christopher C.	10/13	77	-	-	5/6	83	3/4	75	8/10 80	18/23 78
FERSTMAN, Joanne	13/13	100	6/6	100	6/6	100	-	-	12/12 100	25/25 100
GAUMOND, André(2)	3/3	100	-	-	-	-	-	-	-	3/3 100
LABBÉ, Pierre	10/13	77	6/6	100	-	-	4/4	100	10/10 100	20/23 87
LEWNOWSKI, Oskar(3)	1/6(4)	17	-	-	-	-	-	-	-	1/6 17
PAGE, Charles E	11/13	85	6/6	100	6/6	100	-	-	12/12 100	23/25 92
ROOSEN, Sean	12/13	92	-	-	-	-	-	-	-	12/13 92
TOTAL (%):	78		88		96		94		93	83

NOTES:

(1) Ms. Françoise Bertrand was appointed to the Governance and Nomination Committee following the annual meeting of Shareholders held on May 1st, 2019.

(2) Messrs. Pierre D. Chenard and André Gaumond did not stand for re-election at the annual meeting of Shareholders held on May 1st, 2019.

(3) Mr. Oskar Lewnowski, who acted as a nominee director of Betelgeuse LLC who held a nomination right pursuant to a shareholder participating agreement entered into between Betelgeuse LLC and the Corporation, resigned from the Board on July 16, 2019 following the share repurchase and secondary offering of Common Shares of Osisko with Betelgeuse, whereby Betelgeuse LLC's ownership of the Corporation's issued and outstanding Common Shares has been reduced from approximately 19.5% to 6.2%.

Consistent with good governance and applicable corporate law, Mr. Oskar Lewnowski's disclosed a conflict of interest in connection with the share repurchase and secondary offering of Common Shares of the Corporation with Betelgeuse LLC, and was absent from meetings (or portions of meetings) of the Board of Directors that were held in connection with this transaction.

A private session is included in the agenda of every Board and Committee meeting and the non-executive directors or the Committee members have the prerogative to hold such private session or not at their discretion. At the request of the directors or the Committee members, attendance of certain members of Management of the Corporation may be required from time to time.

2020 Management Information Circular	| 23

The table below displays the total number of private sessions held by non-executive directors during the most recently completed financial year:

	Board of Directors		Audit and Risk Committee		Human Resources and Sustainability Committee		Governance and Nomination Committee
Number of Private Sessions held with Management:	Regular	Ad Hoc	Regular	Ad Hoc	Regular	Ad Hoc	Regular	Ad Hoc
	4 of 4	2 of 9	4 of 4	0 of 2	2 of 4	0 of 2	1 of 4	None
Number of Private Sessions held without Management:	2 of 4	2 of 9	3 of 4	0 of 2	2 of 4	0 of 2	1 of 4	None

DIRECTOR COMPENSATION

RETAINER, ATTENDANCE FEES AND SHARE-BASED REMUNERATION

The directors' total compensation is reviewed annually by the Human Resources and Sustainability Committee (the "HRS Committee").  Since the Corporation's last compensation review conducted by Meridian Compensation Partners LLC ("Meridian") in 2017, the HRS Committee has since maintained its view that the compensation structure was reasonable and aligned the interests of directors with those of Shareholders over the long-term, particularly as equity is delivered in the form of DSUs.

The HRS Committee oversees directors' compensation. The HRS Committee determines, from time to time, the respective value of the annual retainer and DSU grant to be made to non-executive directors and makes its recommendation to the Board of Directors.

An annual retainer and attendance fees for Board and HRS Committee service are paid on a quarterly basis to non-executive directors only.

The Board of Directors makes fixed value DSU grants to non-executive directors. The Board of Directors adopted the DSU plan (the "DSU Plan"), which is further described below under the heading "Deferred Share Unit Plan", and elected to fix an annual value to such grant at approximately $120,000 for the non-executive Board members and approximately $180,000 for the lead director ("Lead Director"). Furthermore, each new non-executive director is granted an initial one-time grant having a value of approximately $200,000. The Lead Director is granted an initial one-time grant having a value of approximately $300,000. Such initial DSU grants (the "Initial DSU Grants") are consistent with the practice of welcoming new non-executive Board members by making an initial long-term incentive award. With respect to the annual grant of DSUs to a non-executive director in the year following the receipt of the Initial DSU Grant, such annual grant is pro-rated to take into account that the Initial DSU Grant shall cover an initial period of twelve (12) months.

Non-executive directors are not eligible to receive options. As reflected in the biographies, Messrs. Burzynski and Roosen received Replacement Osisko Options pursuant to a plan of arrangement involving the Corporation and Barkerville, which took effect on November 21, 2019, which are scheduled to expire at the latest on January 31, 2024.

All annual and initial DSU grants, as well as annual retainers and attendance fees paid to non-executive directors are described below:

24|	2020 Management Information Circular

ANNUAL RETAINERS — Board	RETAINERS AND FEES ($)
Non-executive director of the Board	40,000
Additional retainer allocated to the Lead Director of the Board	60,000
ANNUAL RETAINERS — Committees/Members and Chairs	($)
Chair of the Audit and Risk Committee	20,000
Chair of all other Committees	10,000
Non-executive member of a Committee	5,000
PER MEETING FEES — Attendance/Travel	($)
Board and Committee Meeting Attendance Fees (in person or via conference call)	1,500
Special Committee Meeting Attendance Fees (in person or via conference call)	1,500
Board and Committee Meeting Per Diem Fee (payable to non-executive directors who are required to travel for at least four hours to attend a meeting)	1,000
DSUs — Initial and Annual ($ Value)	($)
Annual grant to the Lead Director of the Board	180,000
Annual grant to a non-executive director of the Board	120,000
Initial one-time grant to the Lead Director	300,000
Initial one-time grant to a new non-executive director	200,000

DIRECTOR COMPENSATION TABLE

The total value of retainers, attendance fees and share-based awards paid by the Corporation to non-executive directors in respect of meetings of the Board and its standing Committees during the most recently completed financial year was $1,424,135. The following table provides a summary of the compensation received by each non-executive director of the Corporation for the most recently completed financial year:

Name(1)	Fees Earned ($)	Share-Based Awards ($)(2)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation(3) ($)	Total ($)
Françoise Bertrand	82,000	120,000	-	-	-	-	202,000
John Burzynski	58,176	120,000	-	-	-	-	178,176
Pierre D. Chenard(4)	27,610	-	-	-	-	-	27,610
Christopher C. Curfman	74,000	120,000	-	-	-	-	194,000
Joanne Ferstman	168,500	180,000	-	-	-	-	348,500
André Gaumond(4)	21,258	-	-	-	-	-	21,258
Pierre Labbé	94,000	120,000	-	-	-	-	214,000
Oskar Lewnowski(5)	23,239	-	-	-	-	-	23,239
Charles E. Page	95,352	120,000	-	-	-	-	215,352
NOTES:
(1)

Mr. Sean Roosen, Chair of the Board and Chief Executive Officer of the Corporation does not receive any compensation as director of the Corporation. Mr. Roosen's compensation is further disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)

Share-based awards in the form of Initial DSU Grants were made under the DSU Plan as fully described under the heading "Long-term Incentive Compensation". The value price of each DSU at the date of grant, as per the terms of the DSU Plan, was $13.61 for all non-executive directors.

(3)	Directors traveling more than 4 hours to attend meetings are entitled to a $1,000 per diem.
(4)	Messrs. Pierre D. Chenard and André Gaumond did not stand for re-election at the annual meeting of Shareholders held on May 1st, 2019.
(5)

Mr. Oskar Lewnowski, who acted as a nominee director of Betelgeuse LLC who held a nomination right pursuant to a shareholder participating agreement entered into between Betelgeuse LLC and the Corporation, resigned from the Board on July 16, 2019 following the share repurchase and secondary offering of Common Shares of Osisko with Betelgeuse, whereby Betelgeuse LLC's ownership of the Corporation's issued and outstanding Common Shares has been reduced from approximately 19.5% to 6.2%. As a result of his resignation, the 2019 grant of DSUs to Mr. Lewnowski was cancelled.

2020 Management Information Circular	| 25

The following table sets forth in detail each component of the total retainer, attendance fees and per diem paid to each non-executive directors during the financial year ended December 31, 2019:

Annual Retainer(1)(2)				Attendance Fees and Per Diem
Name	Board Member ($)	Committee Member ($)	Committee Chair ($)	Board Meetings ($)	Committee Meetings ($)	Per Diem ($)	Total Fees ($)
Françoise Bertrand	40,000	5,000	10,000	16,500	10,500	-	82,000
John Burzynski	40,000	1,676	-	16,500	-	-	58,176
Pierre D. Chenard(3)	13,406	3,352	3,352	1,500	6,000	-	27,610
Christopher C. Curfman	40,000	10,000	-	12,000	12,000	-	74,000
Joanne Ferstman	100,000	5,000	20,000	16,500	27,000	-	168,500
André Gaumond(3)	13,406	3,352	-	4,500	-	-	21,258
Pierre Labbé	40,000	5,000	10,000	15,000	24,000	-	94,000
Oskar Lewnowski(4)	21,739	-	-	1,500	-	-	22,239
Charles E. Page	40,000	10,000	3,352	15,000	27,000	-	95,352
TOTAL:	348,551	43,380	46,704	99,000	106,500	-	644,135
NOTES:
(1)

Mr. Sean Roosen, Chair of the Board and Chief Executive Officer of the Corporation does not receive any compensation as director of the Corporation. Mr. Roosen's compensation is further disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)

Following the annual meeting of Shareholders on May 1st, 2019, the Board of Directors approved the dissolution of the Investment Committee and the Sustainability Committee. Accordingly, the members of such Committees only received a partial payment of the retainer fees for 2019.

(3)	Messrs. Pierre D. Chenard and André Gaumond did not stand for re-election at the annual meeting of Shareholders held on May 1st, 2019.
(4)

Mr. Oskar Lewnowski, who acted as a nominee director of Betelgeuse LLC who held a nomination right pursuant to a shareholder participating agreement entered into between Betelgeuse LLC and the Corporation, resigned from the Board on July 16, 2019 following the share repurchase and secondary offering of Common Shares of Osisko with Betelgeuse, whereby Betelgeuse LLC's ownership of the Corporation's issued and outstanding Common Shares has been reduced from approximately 19.5% to 6.2%.

Deferred Share Unit Plan

The Corporation's DSU Plan, which is in effect since the date of its assent, April 30, 2014, was adopted to enhance the Corporation's ability to attract and retain talented individuals to serve as members of the Board of Directors or as officers and executives of the Corporation and its subsidiaries and to promote alignment of interests between such individuals and Shareholders of the Corporation. In March 2019, the Board of Directors approved amendments to the Corporation's DSU Plan, which now provides for the right to receive upon settlement a payment either in the form of Common Shares, cash or a combination of Common Shares and in cash (the "Amended DSU Plan").

As of the date of this Circular, 7,875 Common Shares of the Corporation have been issued under the Amended DSU Plan.

The Board of Directors may grant DSUs on a discretionary basis. The number of DSUs credited to a director's account is calculated on the basis of the closing price of the Common Shares of the Corporation traded on the TSX on the day prior to the date of grant. Additional DSUs will automatically be granted to each participant whenever dividends are paid on the Common Shares of the Corporation.

As at December 31, 2019, the aggregate value of DSUs held by the Corporation's non-executive directors was $4,104,112.

26|	2020 Management Information Circular

Outstanding Share-Based Awards and Option-Based Awards

The table below sets forth, for each non-executive director, information regarding option-based and share-based awards outstanding as at December 31, 2019.

Name(1)	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (yyyy-mm-dd)	Value of unexercised in-the-money options(3) ($)	Number of shares or units of shares that have not vested(2) (#)	Market or payout value of share-based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed(3) ($)
Françoise Bertrand	-	-	-	-	8,800	111,056	562,852
John Burzynski(4)	60,600 17,850(5) 2,677(5) 2,677(5)	15.80 24.72 18.07 12.19	2020-06-30 2022-06-30 2022-12-08 2024-01-31	- - - 1,151	8,800	111,056	208,230
Pierre D. Chenard(6)	-	-	-	-	-	-	-
Christopher C. Curfman	-	-	-	-	8,800	111,056	362,194
Joanne Ferstman	-	-	-	-	13,200	166,584	848,064
André Gaumond(6)	25,000	15.80	2020-06-30	-	-	-	-
Pierre Labbé	-	-	-	-	8,800	111,056	445,082
Oskar Lewnowski(7)	-	-	-	-	-	-	243,566
Charles E. Page	-	-	-	-	8,800	111,056	565,376
NOTES:
(1)

Mr. Sean Roosen, Chair of the Board and Chief Executive Officer of the Corporation does not receive any compensation as director of the Corporation. Mr. Roosen's compensation is further disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)	All DSUs granted by the Corporation in 2019 vest on the day prior to the next annual meeting of Shareholders following such grant.
(3)	The closing price of the Common Shares of the Corporation on the TSX on December 31, 2019 was $12.62.
(4)	Options and RSUs granted to Mr. Burzynski in 2016 were given during his position as Senior Vice President, New Business Development of the Corporation, which he held until August 2016.
(5)	The number of unexercised options represent Replacement Osisko Options pursuant to a plan of arrangement involving Osisko and Barkerville, which took effect on November 21, 2019.
(6)	Messrs. Pierre D. Chenard and André Gaumond did not stand for re-election at the annual meeting of Shareholders held on May 1st, 2019.
(7)

Mr. Oskar Lewnowski, who acted as a nominee director of Betelgeuse LLC who held a nomination right pursuant to a shareholder participating agreement entered into between Betelgeuse LLC and the Corporation, resigned from the Board on July 16, 2019 following the share repurchase and secondary offering of Common Shares of Osisko with Betelgeuse, whereby Betelgeuse LLC's ownership of the Corporation's issued and outstanding Common Shares has been reduced from approximately 19.5% to 6.2%.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized during the year ended December 31, 2019 if the DSUs, RSUs and options awards had been exercised on the vesting date and the aggregate value realized upon vesting of option-based awards and share-based awards.

Name	Option-Based Awards Value Vested during the Year ($)	Share-Based Awards (DSUs/RSUs) Value Vested during the year(1) ($)	Non-Equity Incentive Plan Compensation Value earned during the Year(2) ($)
Françoise Bertrand	N/A	140,802	N/A
John Burzynski	N/A	186,046	N/A
Pierre D. Chenard(3)	N/A	89,326	N/A
Christopher C. Curfman	N/A	140,802	N/A
Joanne Ferstman	N/A	210,446	N/A
André Gaumond(3)	41,327(4)	257,790	N/A
Pierre Labbé	N/A	140,802	N/A
Oskar Lewnowski(5)	N/A	105,980	N/A
Charles E. Page	N/A	140,802	N/A

NOTES:

(1) Unless otherwise decided by the Board of Directors, all DSUs granted by the Corporation vest on the day prior to the next annual meeting of Shareholders following such grant.

(2) The Corporation's Non-Equity Incentive Plan Compensation does not apply to non-executive directors.

(3) Messrs. Pierre D. Chenard and André Gaumond did not stand for re-election at the annual meeting of Shareholders held on May 1st, 2019.

(4) Mr. Gaumond retired as Senior Vice President, Northern Development in November 2016 and options were granted to him while he was employed by the Corporation. Furthermore, the value of vested options is based on the difference between the closing price of the Common Shares on the TSX on December 31, 2019, being $12.62, and the exercise price of the options, multiplied by the number of options vested in 2019.

(5) Mr. Oskar Lewnowski, who acted as a nominee director of Betelgeuse LLC who held a nomination right pursuant to a shareholder participating agreement entered into between Betelgeuse LLC and the Corporation, resigned from the Board on July 16, 2019 following the share repurchase and secondary offering of Common Shares of Osisko with Betelgeuse, whereby Betelgeuse LLC's ownership of the Corporation's issued and outstanding Common Shares has been reduced from approximately 19.5% to 6.2%.

2020 Management Information Circular	| 27

Options Exercised during the Year

The following table reflects options exercised by directors during the financial year ended December 31, 2019, which include the Replacement Osisko Options to Virginia option holders. Under the Corporation's stock option plan (the "Stock Option Plan"), non-executive directors are not eligible to option grant.

Name	Number of Options Exercised (#)	Option Exercise Price ($)	Market Value Upon Exercise ($)	Gain Realized(1) ($)
John Burzynski	15,933	13.38	15.55	34,575
	50,000	14.90	15.55	32,500
	65,000	14.90	15.56	42,900
	75,000	14.90	15.62	54,000
André Gaumond	14,617	9.83	14.83	73,085
	14,453	13.62	14.83	17,488
	14,603	10.58	15.10	66,006
	14,594	10.73	14.75	58,668
	14,625	9.79	14.75	72,540
	200	13.38	14.71	266
	38,267	13.38	15.54	82,656
	14,253	13.93	15.54	22,947
	19,133	13.38	15.54	41,327
Pierre Labbé	3,650	10.58	15.43	10,950
	3,648	10.73	16.30	20,319
	3,613	13.62	16.70	11,128
	3,613	13.93	16.70	10,008
NOTE:
(1)	The gain realized is calculated before taxes based on the difference between the closing price upon exercise and the exercise price of the Options, multiplied by the number of options so exercised.

Settlement of DSUs

On May 6, 2019, Mr. Pierre D. Chenard, former director of the Corporation, requested the cash settlement of all his DSUs.  Accordingly, 18,629 DSUs were settled at a price of $13.37, being the closing market price on the TSX on May 3rd, 2019, for a settlement amount of $249,069.73, before applicable tax withholdings.

Mr. André Gaumond, also a former director of the Corporation, requested the settlement of his DSUs in Common Shares of the Corporation.  Accordingly, on May 6, 2019, 16,866 DSUs were settled at a price of $13.20, being the closing market price on the TSX on May 8, 2019, for the total issue of 7,875 Common Shares of the Corporation, net of tax withholdings.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Corporation's knowledge, no proposed director, other than Mr. William Murray John, who was a director of insolvent African Minerals Limited, a company who appointed Deloitte LLP as its administrator by order of the High Court of Justice, Chancery Division, Companies Court on March 26, 2015, is, at the date of this Circular, has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) while the proposed director was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) after the proposed director ceased to act in that capacity but which resulted from an event that occurred while that person was acting in such capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

To the Corporation's knowledge, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

28|	2020 Management Information Circular

In addition, to the knowledge of the Corporation, no proposed director has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Furthermore, to the knowledge of the Corporation, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION GOVERNANCE

The Board of Directors of Osisko is responsible for establishing and administrating a compensation program for the Chair and Chief Executive Officer, and the Named Executive Officers (collectively "Named Executives") of the Corporation. The Board of Directors has delegated the oversight of the compensation program and human resources matters to the HRS Committee, which is composed entirely of independent directors.

The HRS Committee has the responsibility to ensure that the Corporation attracts and retains senior leadership team that will develop and execute a strategic plan, through which is expected to deliver superior value over the long-term to the Corporation's Shareholders and other stakeholders. In carrying out its duties, the HRS Committee consults the Chair and Chief Executive Officer, the President, the Chief Financial Officer and the Vice President, Legal Affairs and Corporate Secretary.  The HRS Committee may also hire and retain, from time to time, the services of external consultants, at its discretion. The HRS Committee also reviews various senior management development programs, as well as a succession plan for key positions.

The Corporation also engages with Shareholders with respect to compensation matters in addition to submitting to its Shareholders annually an advisory resolution on Osisko's approach to executive compensation.  The HRS Committee assesses the compensation structure on an annual basis in order to ensure that it is aligned with Shareholders' interests.

Composition of the Human Resources and Sustainability Committee

The HRS Committee is currently comprised of the following four directors: Ms. Françoise Bertrand (Chair), Mr. Christopher Curfman, Ms. Joanne Ferstman and Mr. Charles E. Page, all of whom are independent as defined under Regulation 52-110.

Relevant Education and Experience of Members of the HRS Committee

The Board recognizes the importance of appointing independent, knowledgeable and experienced members to the HRS Committee, who have the necessary background in executive compensation and risk management to fulfill the HRS Committee's duties and responsibilities. All members of the HRS Committee have extensive experience as described in the directors' biographies outlined previously. Specifically, they bring the following experience and skills set to the HRS Committee:

Ms. Françoise Bertrand

Ms. Bertrand has extensive experience in leadership roles of public, private and not for profit organizations. She brings compensation and talent management insights to the HRS Committee. Ms. Bertrand has previous experience on Human Resources/Compensation Committees of public companies, including chairing the Compensation Committee of a large entrepreneurial public media company.  She has been a member of the Human Resources and Sustainability Committee since February 2015 and Chair of the HRS Committee since May 2018.

2020 Management Information Circular	| 29

Mr. Christopher Curfman

Mr. Curfman brings to the HRS Committee more than 21 years of experience in the mining industry. He has held several progressive positions in Asia, Australia and USA, including Senior Vice President of Caterpillar and President of Caterpillar Global Mining. He has extensive international experience and an in-depth knowledge of mining operations. His global leadership was key to Caterpillar's success in the mining industry. He also served as a board member at various organizations, including the Canadian Institute of Mining, the National Mining Association, the World Coal Association and several universities.  He joined the Human Resources and Sustainability Committee in May 2018.

Ms. Joanne Ferstman

Ms. Ferstman's experience includes the development, implementation and maintenance of compensation programs in the financial industry and in an entrepreneurial environment as well as negotiation and terms of executive employment. As a professional accountant, Ms. Ferstman also has experience in risk management with respect to compensation management. She is Chair of the Corporation's Audit and Risk Committee and has many years of experience as chair and member of Human Resources/Compensation Committees of other public companies. She meets regularly with external compensation consultants and is up to date on compensation trends and philosophies. She has been a member of the Human Resources and Sustainability Committee since June 2014.

Mr. Charles E. Page

Mr. Page brings to the HRS Committee more than 40 years of experience in the mineral industry with particular insights in the management of emerging exploration companies and creation of value in the sector. As a professional geologist, he also provides technical insights in the risk management to the HRS Committee and is a member of the Human Resources/Compensation Committees of another public company. Mr. Page has been a member of the Human Resources and Sustainability Committee since June 2014.

Work Performed by the Human Resources and Sustainability Committee

The following summarizes the work highlights performed by the HRS Committee in relation to the 2019 exercise:

Compensation Matters

  Reviewed the organization structure of the Corporation;
  Reviewed the Corporation's compensation philosophy;
  Reviewed and recommended the approval of the amended RSU Plan;
  Reviewed and recommended the approval of the 2018 short-term incentive payout;
  Reviewed and recommended to the Board of Directors the approval of the 2019 objectives under the annual incentive program. The HRS Committee monitored the quarterly performance against these objectives and in early 2020, conducted a detailed review of the achievements with the Chair and Chief Executive Officer, and recommended annual payout;
  Reviewed and recommended the adoption of a policy on the prevention of psychological and sexual harassment in the workplace and the handling of complaints;
  Reviewed and recommended the approval of the amended DSU Plan, which changes consisted of allowing the settlement of DSUs either in cash, in Common Shares or a combination of cash and Common Shares, with a share reserve which shall not exceed 0.5% of the issued and outstanding Common Shares of the Corporation;
  Monitored long-term compensation programs (options and RSUs), including the performance against established objectives which led to the payment in 2019 of the RSUs granted in 2016;
  Reviewed the long-term incentive programs and recommended to the Board to approve modifications to such long-term incentive programs;
  Reviewed and recommended the approval of a salary increase for the Chair and Chief Executive Officer of the Corporation and other executive team members;
  Reviewed and recommended the approval of the 2019-2022 long-term objectives for the 2019 RSU grants;
  Reviewed and recommended the approval of the annual 2019 long-term grants (options and RSUs) pursuant to the long-term incentive program;
30|	2020 Management Information Circular

  Reviewed the directors' compensation program and recommended the approval of the 2019 annual grants of DSUs;
  Reviewed the 2019 voting results for the advisory resolution on executive compensation ("Say-on-Pay");
  Monitored development in talent management, remuneration practices and governance related thereto; and
  Reviewed and assessed the performance of the Chief Executive Officer.

Governance and Administrative Matters

  Reviewed the securities ownership guidelines and executive's ownership of the Corporation's securities;
  Reviewed and approved the new Charter of the HRS Committee and the Annual Work Program following the combination of the Human Resources Committee with the Sustainability Committee; and
  Reviewed and recommended to the Board to approve the compensation disclosure contained in the Circular.

Succession Planning

The Committee regularly meets the Management of the Corporation. During these meetings, the members of the HRS Committee have the opportunity to evaluate potential successors to senior Management. In addition, the HRS Committee monitors training and development programs of Management.

COMPENSATION DISCUSSION AND ANALYSIS

The compensation philosophy of the Corporation is based on providing a highly competitive base salary, along with short and long-term incentives that will provide the Management team with a high payout on the achievements of key strategic goals, which will create value for Shareholders and other stakeholders over the long-term.

In establishing the compensation programs for the Named Executives (as defined herein), the HRS Committee monitors compensation trends within the mining industry and seeks input from external advisors as required and may also conduct comparative studies.  The HRS Committee also monitors Shareholders' feedback on compensation, including the results of the annual advisory vote on compensation received from Shareholders.  One of the key responsibilities of the HRS Committee is to ensure that such compensation will allow the Corporation to attract and retain senior individuals to develop and execute the strategic plan of the Corporation to maximize Shareholder value.

In addition, the HRS Committee monitors and reviews the inherent risks related to the compensation program.  To date, the Corporation has generally been able to attract and retain Management talent to develop and execute its value creation plan.

The Corporation believes that the Named Executives' responsibilities are best executed through their actions as a group. The creation of a new company operating in a new field dominated by few large competitors and subject to increasing competition from private equity funds, mining companies, sovereign funds, to name a few, presents significant challenges, including the implementation of an efficient management structure in order to ensure the growth of the Corporation. In addition, the business plan of the Corporation, which includes diversification of its revenues, investment in emerging junior mining companies, creation or acquisition of royalty interests and revenue streams offer additional challenges to the Named Executives who have been and will continue to be called upon to play various roles in several fields of activity.

For these reasons, the Corporation advocates a team approach for the short and long-term incentive compensation of the Named Executives. Performance monitoring of Named Executives since 2014 has confirmed the validity of this approach. Based on the recommendation of the HRS Committee, the Board of Directors approves the corporate objectives for Named Executives of the Corporation and has also determined them to be collective goals.

At the time of creation of the Corporation in 2014, the initial key strategic objectives of the Corporation were the following and these general strategic objectives are still current:

(i) Grow asset base through the creation and acquisition of royalties, streams and investments that could lead to future cash flowing royalties and streams;

(ii) Maintain strong financial capacity to fund asset growth;

2020 Management Information Circular	| 31

(iii) Attract and retain key talent to execute strategy in an entrepreneurial mode; and

(iv) Maintain leadership in sustainability within the Québec and Canadian mining industry.

In the pursuit of such objectives, the Corporation has executed several transactions since its creation in 2014 as it continues to build its portfolio of royalties and streams, including a transformational transaction completed on July 31, 2017 pursuant to which the Corporation acquired from Orion Mine Finance ("Orion") a portfolio of 74 assets (the "Orion Transaction") and, more recently in 2019, the acquisition of Barkerville pursuant to a plan of arrangement. The Corporation has also assigned key individuals of the core management group to assume leadership position in key associate companies, including Osisko Mining Inc. ("Osisko Mining"), Osisko Metals Incorporated ("Osisko Metals") and Falco Resources Ltd. ("Falco") to advance exploration and development projects, thereby providing future cash flow generating assets.

In 2019, Osisko has experienced a higher than usual turnover rate in its senior Management team. Further to Mr. Bryan A. Coates stepping down as President of the Corporation, the HRS Committee in consultation with Mr. Roosen, Chief Executive Officer and Chair of the Board, reviewed and considered, among other things, the candidacy of Mr. Sandeep Singh. Pursuant to such review, the members of the HRS Committee recommended to the Board the hiring of Mr. Singh as new President of the Corporation. Following deliberations of the Board and based on the HRS Committee recommendation, the Board approved the hiring of Mr. Singh and mandated the HRS Committee to negotiate the employment terms and conditions. This process led to the appointment of Mr. Singh as President of the Corporation effective December 31, 2019. Prior to joining Osisko, he co-founded and was the Managing Partner of Maxit Capital ("Maxit") since its formation in 2013. As co-founder of Maxit, he was instrumental in building and managing a team of professionals and managing an independent, entrepreneurial and highly successful investment business.  Prior to founding Maxit, Mr. Singh had over 10 years of experience in investment banking in the mining sector with BMO Capital Markets and Dundee Capital Markets during which he has advised numerous mining companies and management teams on growth and financing strategies, leading the teams executing the initiatives. Mr. Singh has a wide range of M&A advisory and financing transaction experience including advising on some of the most complex and value-creating transactions in the mining sector.

From time to time, Osisko may also need to identify and retain additional skilled individuals and specialized technical personnel to efficiently operate its business. To this effect, the HRS Committee reviewed and considered Management's recommendation for the appointment of Mr. Frédéric Ruel as Chief Financial Officer and Vice President, Finance, Mr. Iain Farmer as Vice President, Corporate Development and the hiring of Mr. Benoit Brunet to hold the position of Vice President, Business Strategy. Consequently, the HRS Committee recommended to the Board to approve the proposed nominations effective as of February 20, 2020. Osisko has a succession plan in order to mitigate the risk of being dependent on key Management.

Independent Compensation Consultants

The HRS Committee receives detailed compensation analysis from Management on various companies from the mining sector in order to ensure the continued market competitiveness of the compensation of the Named Executives. At the end of 2016, the HRS Committee mandated Meridian to conduct a review and analysis of directors and executives' compensation within the sector.  Meridian's report was submitted to the HRS Committee in early 2017.  No independent compensation consultant was hired by the Corporation since 2017.  Accordingly, no advisory fees incurred by the Corporation for compensation consultants in 2019 and in 2018.  The Corporation expects to retain independent compensation consultant in order to perform a review and analysis of the Directors and Officers in 2020.

Compensation Comparator Group

In order to allow the members of the HRS Committee to proceed with a review of the compensation of the Named Executives, Management may collect compensation information from management information circulars of a number of peer companies or consult other sources of information in order to submit its findings to the HRS Committee. For the financial year 2019, the HRS Committee did not use a comparator group, instead it took into account the average pay increase according to the Conference Board of Canada's Compensation Planning Outlook for 2019 to establish the base salary increase of each of the Named Executives by 2.5%.

Following is the list of fifteen publicly-traded Canadian and American companies selected by Management to form part of the 2020 compensation review. These companies were selected to form part of the 2020 peer group ("Peer Group") based on their market capitalisation and the fact that they are in the mining or mining royalty business.

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Company	Sector	Head Office	Market Cap in ($ M)(1)
Alamos Gold Inc.	Gold & Mining	Canada	3,062
B2Gold Corp.	Gold & Mining	Canada	5,368
Coeur Mining Inc.	Precious Metals & Mining	USA	1,952
Detour Gold Corporation(2)	Gold & Mining	Canada	4,207
Eldorado Gold Corporation	Gold & Mining	Canada	1,721
Hecla Mining Company	Diversified Metals & Mining	USA	1,773
Hudbay Minerals	Copper & Mining	Canada	1,406
IAMGOLD Corporation	Gold & Mining	Canada	2,275
Pretium Resources Inc.	Gold & Mining	Canada	2,679
Royal Gold Inc.	Gold & Royalty	USA	8,007
Sandstorm Gold Ltd.	Gold & Royalty	Canada	1,717
SSR Mining Inc.	Gold & Mining	Canada	3,076
Torex Gold Resources Inc.	Gold & Mining	Canada	1,752
Wheaton Precious Metals Corp.	Gold & Royalty	Canada	17,302
Yamana Gold Inc.	Precious Metal & Mining	Canada	4,885
Osisko Gold Royalties Ltd	Gold & Royalty	Canada	2,046

NOTES:

(1) As at December 31, 2019.

(2) On January 31, 2020, Kirkland Lake Gold Ltd. acquired all of the issued and outstanding shares of Detour Gold Corporation pursuant to a court-approved plan of arrangement carried out under the provisions of section 192 of the Canada Business Corporations Act.

For each of the Named Executives, the members of the HRS Committee compared the compensation mix as well as the overall compensation package in comparison with the compensation offered by the Peer Group.  Further to its analysis, the HRS Committee determined that compensation levels and mixes were adequate for all Named Executives and, accordingly, no salary increases were proposed for 2020.

Compensation Policy

As is typical in the mining industry, the Corporation's executive compensation policy is comprised of a combination of cash and stock option grants and RSU grants to Named Executives.

Components of the Compensation Program

The combination of base salaries, annual incentive, option grants and RSU grants (which are full value phantom shares, payable in cash or in Common Shares, at the Corporation's discretion, as at the end of the three-year vesting period), reflects the Corporation's evolving nature and is intended to attract and retain talent in a competitive employment market. Grant of options and RSUs to Named Executives are made on an annual basis, generally following the annual meeting of Shareholders. Annual incentive, option grants and RSU grants (timed-based and performance-based) represent the value at risk portion of the total compensation of each Named Executive.

2020 Management Information Circular	| 33

For any grant, options vest as to one third of the total grant at each of the first three anniversaries of such grant, unless otherwise decided by the HRS Committee, as provided for in the Stock Option Plan. RSU grants are generally subject to the following vesting terms: one half (1/2) is time-based and vests on the third anniversary of such grant while the remaining half (1/2), which also vests on the third anniversary of such grant, is subject to the achievement of approved long-term objectives over a three-year period (as more thoroughly described below under the heading "Long-Term Incentive Compensation"). The HRS Committee considers that such performance criteria improves Named Executives' alignment with Shareholders' interests and further promotes value creation.

Options and RSUs also enable the Corporation to balance the ratio of long-term to short-term compensation to levels commensurate with mining industry companies and to enhance Named Executives' alignment with Shareholder value creation. The Stock Option Plan, RSU Plan and the DSU Plan are further described under the heading "Long-Term Incentive Compensation" below.

In 2017, the HRS Committee decided to increase the "value at risk" of the Named Executives through an increase of the targeted performance components of their compensation.  At the same time, the HRS Committee decided to modify the balanced allocation approach of the long-term compensation components (initially 50% options and 50% RSUs) to decrease the proportion of options to 40% and increase the proportion of RSUs to 60%.

Prior to this modification, the target of each of the four components of the compensation of the Named Executives totalled approximately 25% of the total compensation.  Following are the targets for each of the four components of the compensation of the Named Executives in comparison to the actual compensation they received for 2019:

	Base Salary		Short term incentive		Options		RSUs
	Target	2019	Target	2019	Target	2019	Target	2019
Chief Executive Officer	20%	21%	20%	15%	24%	26%	36%	38%
President	21%	0%(1)	21%	0%(1)	23%	24%(2)	35%	76%(3)
Senior Vice President	22%	24%	22%	17%	22%	24%	34%	35%
Chief Financial Officer and Vice President, Legal Affairs and Corporate Secretary	23%	25%	23%	18%	21%	23%	33%	34%

NOTES:

(1) Mr. Sandeep Singh was appointed President of the Corporation on December 31, 2019; and, therefore, he received no cash compensation for 2019.  His annualized base salary totals $600,000.

(2) As part of his hiring terms, Mr. Singh was granted 250,000 options of the Corporation (the "Initial Options") vesting in four equal tranches of 25% over a period of 4 years and having a term of 7 years.

(3) As part of his hiring terms, Mr. Singh was granted 225,000 RSUs, including 75,000 RSUs the vesting of which was subject to the acquisition of 75,000 Common Shares of the Corporation.  This initial grant of RSUs (the "Initial RSUs") vests in three equal tranches over three years, except for the portion representing 75,000 RSUs which have vested on January 14, 2020.

Management of Compensation Risks

The HRS Committee structures the components of the compensation program in order to generate adequate incentives to increase Shareholders value in the long-term while maintaining a balance to limit excessive risk taking.

As part of measures in place to mitigate risk related to compensation structure, the HRS Committee establishes the total compensation of the Named Executives based on a balanced approach between fixed and variable compensation components. The use of multiple components limits the risks associated with having the focus on one specific component and provides flexibility to compensate short to medium term goals and long-term objectives in order to maximize Shareholders value.

The fixed component of the Named Executives' compensation is essentially composed of the base salary, which represents between 20% and 23% of their total compensation. The components forming the remaining 77% to 80% represent the "value at risk" and aim at rewarding short to long-term objectives and are composed of an annual incentive (100% performance based on a yearly basis), annual grant of RSUs (one half of which is performance measured over a 3-year period) and grant of options.

The long-term compensation comprises RSUs and options. The HRS Committee considers that the granting and vesting practice provide sufficient incentives to motivate the Named Executives in the long-term to increase the overall value of the Corporation and thereby provide an adequate alignment of their interest with those of the Shareholders.  In addition, the increase of the performance component targets of the Named Executives, coupled with the reduction of the option component of the long-term incentives contributed to this better alignment.

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Options granted annually vest over a three-year period and have a five-year term. The HRS Committee considers that these characteristics provide sufficient incentives to motivate the Named Executives in the long-term to increase the overall value of the Corporation.  Notwithstanding the foregoing, because of the nature of an option, market volatility may result in financial benefit which may not be strictly related to the performance of the Corporation.  In assessing the component and respective proportion of the elements forming part of the long-term compensation components, the HRS Committee decided to establish such respective proportion to 40% for options and 60% for RSUs in order to ensure that interests of the Named Executives are aligned with those of the Shareholders.

Within the scope of ensuring best practices, the HRS Committee adopted formal securities ownership guidelines in 2015 which was revised in 2020 in order to further align the long-term interests of the Shareholders.  The revised guidelines provides that the calculation of the minimum shareholding be based on:

(i) the value of the holding on the last trading day of each year; and

(ii) with respect to RSUs, only those which are exclusively subject to time-based vesting shall be used in the determination of the minimum securities ownership.

Additional information on the securities ownership guidelines is provided under the heading "Securities Ownership".

Also, as part of the risks review presented to the Corporation's Audit and Risk Committee, none was related to compensation among all risks identified. As Ms. Joanne Ferstman and Mr. Charles E. Page are both members of the Audit and Risk Committee and of the HRS Committee, they bring their knowledge, experience and insight on risk issues to the HRS Committee. Any identified risk related to human resources and compensation of Management are transmitted to the HRS Committee which is responsible to follow-up on the implementation of the recommendations according to established priorities. The HRS Committee then reports the results back to the Board of Directors.

Based on the review performed in the last financial year, no risks associated with the Corporation's compensation policies and practices that are likely to have a material adverse effect on the Corporation were identified. The HRS Committee considers that the procedures and guidelines currently in place to mitigate key risks relating to compensation are adequately managed and do not encourage excessive risk taking that would likely have a material adverse effect on the Corporation. The HRS Committee will continue to monitor and review the Corporation's compensation policies and practices annually to ensure that no component of the Named Executives' compensation constitutes a risk.

The compensation components are detailed below. The Corporation has not adopted any retirement plan or pension plan for its directors and officers.

Base Salary

The base salary is the only fixed component of the compensation of the Named Executives. The Corporation's policy is to establish base salaries for executive officers that are competitive with relevant salaries paid to executive officers of a comparator group, while recognizing executive officers' experience, competencies and track record of accomplishments and preserving a "team approach" toward remuneration. Salary levels therefore reflect the overall corporate performance of the Corporation, comparative market data and individual performance. The salaries of the Named Executives are reviewed and, as applicable, adjusted yearly by the HRS Committee considering the overall corporate performance of the Named Executives team, the comparator group metrics, and, as applicable, general market conditions and other relevant sources of information.

Except for the salary of Mr. Singh, which was establish upon his appointment on December 31, 2019, the base salary of each of the Named Executives was increased by 2.5% in 2019, being the average pay increase according to the Conference Board of Canada's Compensation Planning Outlook for 2019.

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Compensation Reimbursements - Associate Companies

As part of its business model and strategy for growth, the Corporation invests in associate companies and, as a result, members of Management, including certain Named Executives, may, from time to time, be appointed to the board of directors or executive positions in such associate companies. The Corporation allocates and charges back a portion of such Named Executive's base salary to such associate company or, as applicable, takes into account the remuneration paid by such associate company to such Named Executive in reviewing and establishing the total compensation. As such, the annual base salary level shown below is the total salary that a Named Executive is receiving taking into account the portion of salary assumed directly by the Corporation and the portion assumed by associate companies, as applicable. In addition, the Corporation also reduces the long-term compensation of the Named Executive up to a value representing 50% of such long-term compensation to take into account share based awards received from associate companies.

The following table lists the associate companies with respect to which certain Named Executives assumed or were assuming a board member role or an executive function during the year 2019:

Companies	Officers	Directors
Barkerville	N/A	Sean Roosen (Chair)
Osisko Metals Incorporated	N/A	Luc Lessard
Falco Resources Ltd.	Luc Lessard André Le Bel	Luc Lessard
Osisko Mining Inc.	N/A	Sean Roosen (Chair)
Gold Terra Resources Corp. (formerly TerraX Minerals)	N/A	Elif Lévesque
Victoria Gold Corporation	N/A	Sean Roosen

The actual salary effectively assumed by the Corporation for each of the Named Executives is therefore adjusted to take into account the cash remuneration received by the Named Executives for their services to such associate companies.

The table below shows the annual base salary level and actual salary assumed by the Corporation, net of remuneration assumed by associate companies, for each of the Named Executives in 2019 and 2018:

Named Executives	Annual Base Salary level as at January 1st, 2019 ($)	Actual Salary assumed by the Corporation in 2019 ($)	Annual Base Salary level as at January 1st, 2018 ($)	Actual Salary assumed by the Corporation in 2018 ($)
Sean Roosen, Chair of the Board and Chief Executive Officer	718,000	535,438	700,000	486,481
Sandeep Singh, President(1)	N/A	N/A	N/A	N/A
Elif Lévesque, Chief Financial Officer and Vice President, Finance(2)	359,000	359,000	350,000	340,000
Luc Lessard, Senior Vice President, Technical Services	513,000	93,000	500,000	33,750
André Le Bel, Vice President, Legal Affairs and Corporate Secretary	318,000	218,732	310,000	209,603

NOTES:

(1) Mr. Sandeep Singh was appointed President of the Corporation on December 31, 2019; and, therefore, he received no cash compensation for 2019 or 2018.  His annualized base salary totals $600,000.

(2) Ms. Elif Lévesque resigned as Chief Financial Officer and Vice President, Finance of the Corporation on February 20, 2020.

The table below shows the Long-term Incentive level and actual Long-term Incentive assumed by the Corporation, net of remuneration assumed by associate companies, for each of the Named Executives in 2019 and 2018:

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Named Executives	Annual LTI level as at January 1st, 2019 ($)	Actual LTI assumed by the Corporation in 2019 ($)	Annual LTI level as at January 1st, 2018 ($)	Actual LTI assumed by the Corporation in 2018 ($)
Sean Roosen, Chair of the Board and Chief Executive Officer	2,154,000	1,459,070	2,100,000	1,375,585
Sandeep Singh, President(1)	N/A	N/A	N/A	N/A
Elif Lévesque, Chief Financial Officer and Vice President, Finance(2)	825,700	825,700	805,000	784,342
Luc Lessard, Senior Vice President, Technical Services	1,282,500	1,179,144	1,250,000	634,000
André Le Bel, Vice President, Legal Affairs and Corporate Secretary	731,400	731,400	713,000	674,566

NOTES:

(1) Mr. Sandeep Singh was appointed President of the Corporation on December 31, 2019.  His annualized long-term incentive has been established at $1,650,000.

(2) Ms. Elif Lévesque resigned as Chief Financial Officer and Vice President, Finance of the Corporation on February 20, 2020.

Annual Incentive Compensation

The HRS Committee believes that long-term growth of value for Shareholders is derived from the execution of short and long-term approved strategic initiatives.

The annual incentive program for the Named Executives is based on their performance as a team against corporate objectives approved by the Board of Directors. Bonuses are paid in full following awards approved by the Board of Directors, based on recommendation of the HRS Committee. While the target for annual incentive compensation for Named Executives has been contractually established at 100% of their respective base salary, the Board of Directors retains full discretion in assessing such achievement. In addition, the Board may also factor in individual achievement, if warranted. For greater certainty, annual incentive compensation does not represent a guaranteed compensation item for the Named Executives as the determination of the performance relating to such compensation remains the sole prerogative of the Board of Directors who can decide not to pay any bonus to any Named Executive.

As part of its duties and responsibilities and in conjunction with year-end assessments, the HRS Committee reviews the realization of the Corporation's objectives and meet with Management to discuss and consider each element contained in the corporate objectives. The HRS Committee also meets in camera to discuss this matter.

The Corporation's 2019 short-term key objectives (the "2019 Key Objectives") consist of eight key categories, which are set forth below:

	2019 CORPORATE OBJECTIVES	ALLOCATION %
1)	Acquire new accretive royalties or streaming assets with targeted cash flow within short term (3 years). Investment target: $150 million.	35.0
2)	Increase mining net asset value per share by 10%.	10.0
3)	Outperform TSX Gold Index and Peers by 10%.	5.0
4)	Reduce general and administrative costs by 10% and improve working capital efficiency.	5.0
5)	Increase shareholder value through the execution of buyback share program, increase of dividend and assist in the successful distribution of the Orion block.	15.0
6)	Increase financial capacity through sourcing $150 million additional capital and restructuring long term debt.	10.0
7)	Increase shareholder value through the successful management of the equity portfolio. Target return: 5% above TSX Global Index (based on December 31, 2018 value).	10.0
8)	Maintain strong and active corporate social responsibility (ESG) and promote sustainability program and successfully convey to the marketplace.	10.0
TOTAL		100.0

The following is a summary of achievements completed by the Corporation toward reaching the 2019 Key Objectives:

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1. Acquisition of new royalties or streaming assets with targeted cash flow within short-term period of three years.  Investment targeted at $150 million

  Continued to pursue various opportunities to enhance our revenue producing portfolio of royalties and streams;
  Closed the Horne 5 Silver Stream transaction with Falco;
  Acquired a royalty on Minera Alamos' Santana project;
  Acquired a royalty on Lundin Gold's Fruta del Norte mine;
  Enhanced the Mantos Blancos silver stream by funding US$25M for the concentrator expansion;
  Sold the offtake agreement on Pretium Resources' Brucejack mine for US$41.3M; and
  Significant efforts on workouts to preserve as much value as possible on challenging projects (Amulsar and Renard).

2. Increase mining net asset value (NAV") per share by 10%

  As at year-end, the Corporation's NAV per common share had increased by 9.8% over the value as at the end of 2018.

3. Outperform TSX Gold Index by 10%

  As at year-end, the Corporation's price per Common Share was at $12.62, an increase of 5.4% compared to a 41.5% increase for the TSX Gold Index.

4. Reduce general and administrative costs by 10%, and improve working capital efficiency

  There were several initiatives to reduce general and administrative costs during the year, however, mainly due to the reduction in back charges of certain services to third parties and associate companies, the administrative costs remained the same as in 2018;
  Working capital was improved during the year by the settlement of RSUs and DSUs in Common Shares rather than in cash, and by the sale of the offtake agreement on Pretium Resources' Brucejack mine, which reduced the working capital requirement.

5. Increase Shareholder value through the execution of the Corporation's share buyback program, increase of dividend and assist in the successful distribution of the Orion block

  Negotiated an agreement with Orion to reduce its ownership in the Corporation to approximately 6.2%. The transaction was announced on June 25, 2019 and included a secondary offering of 7,850,000 Common Shares (originally 6.85 million shares) at a price of $14.10 with a 15% option for 1,177,500 Common Shares, which was exercised on July 18, 2019 (value of $127.3 million) and swapped or repurchased 12,385,717 Common Shares of the Corporation for cancellation in return for equity position with total of approximately $174.6 million; and
  Renewed the normal course issuer bid on December 10, 2019 for one year.

6. Increase financial capacity through sourcing $150 million additional capital and restructuring long term debt

  Increased credit facility by $50 million to $400 million (with an additional $100 million accordion), which provided the Corporation with a new syndicate member and increased flexibility of certain terms.

7. Increase shareholder value through the successful management of the equity portfolio. Target return set at 5% above TSX Global Index (based on December 31st, 2018 value).

  Swapped or sold a portfolio of equity positions to Orion valued at $174.6 million in return for 12.4 million Common Shares of the Corporation for cancellation (opportunity to monetize certain illiquid positions and estimated savings of $2.4 million in annual dividends);
  Acquired all outstanding common shares of Barkerville; and
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  During the year, the total realized and unrealized gains amounted to $64.1 million with gains since inception of 15% (versus 6% as at December 31, 2018, representing a total increase of 9%); the value created for the year represented 16%.

8. Maintain strong and active corporate social responsibility (ESG) and promote sustainability program and successfully convey to the marketplace.

The Corporation's leadership in sustainability can be grouped under four themes: mining industry, host communities and Governments, charities and sponsorship, governance and project specific.

(a) Mining Industry

  The Corporation continues to participate in advocacy role for the mining industry through representation in various associations (Association de l'Exploration Minière du Québec, Association Minière du Québec, Fédération des chambres de commerce du Québec).
  Promoted gender diversity in mining and other business and continued development of Montreal's Young Mining Professionals organization.
  Ms. Mayana Kissiova, Manager, Water and Tailings Management of the Corporation, was chosen as 2019 CIM Distinguished Lecturer.
  Mr. Bryan A. Coates, former President of the Corporation, was awarded Fellowship for CIM.

(b) Host Communities and Governments

  The Corporation continues to maintain an open dialogue with host communities and governments in order to ensure success of mining enterprises.  It also participates in Québec's Plan Nord initiatives.
  Members of the Corporation's Management team also participated with the Québec Government on increasing investor and stakeholder awareness for resource development in Québec.
  The Corporation is actively involved with the Fonds Restor-Action Nunavik, which goal is the cleaning and rehabilitation of abandoned mining sites in partnership with governments, Inuit and First Nations.
  Through direct sponsorship and corporate donation totalling close to $400,000 in 2019, the Corporation promoted education, health, diversity and local communities.
  Members of the Management team also gave lectures and conferences.

(c) Governance

  The Corporation, being fully aware that mining projects depend not only on compliance with applicable regulations but also, and sometimes to a greater extent, on maintaining the social licence (the support) from host communities, promotes and maintains strong relationships with its stakeholders through regular meetings held in various locations.
  The Corporation engages with Shareholders with respect to compensation matters. The HRS Committee assesses the compensation structure on an annual basis in order to ensure that it remains aligned with Shareholders' interests.  Although most public companies are impacted by the general trend of decreasing support on such matter, the Corporation has nonetheless achieved strong support from its Shareholders, namely 98% in 2015, 98% in 2016, 94% in 2017, 99% in 2018 and more than 98% in 2019.
  The Corporation held a Sustainability Workshop for Québec based investors.
  Ms. Françoise Bertrand, Director of the Corporation, was recognized as a Fellow of the Institute of Corporate Directors.
  Through its growth, the Corporation was able to maintain strong employee engagement. The participation of its employees in the Employee Share Purchase Plan stands at above 89%.
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(d) Project specific

  The Corporation initiated dialogue with the Québec Government on projects being developed by associate companies.
  As part of its due diligence process, Osisko's team of experts in all phases of the mining cycle applies a rigorous due diligence process to mitigate environmental, social and governance ("ESG") risks.  The Corporation's mine development philosophy and due diligence process has always been focused on key elements such as:

- Reducing environmental impacts;

- Keeping a long-term outlook; and

- Responsibility and accountability toward local communities.

The Corporation is committed to promoting sustainable development in the mining industry through its investments and is engaged towards applying strict responsibility guidelines into its business decisions.

(Osisko's ESG's initiatives are more fully described under the heading "Environmental, Social and Governance Matters" of this Circular.)

Assessment of 2019 Key Objectives by the HRS Committee

The 2019 Key Objectives were approved by the Board of Directors, upon recommendation of the HRS Committee. The HRS Committee monitored on a quarterly basis the progress made by Management toward achieving said objectives. The HRS Committee reviewed achievements against the Corporation's objectives and thereafter met with Management and in camera to discuss and consider the payout under the short-term incentive program.

The HRS Committee provided its recommendation to the Board which also deliberated with the presence of senior members of Management and determined and approved the following assessment of the 2019 Key Objectives set forth below:

	2019 CORPORATE OBJECTIVES	ALLOCATION %	ACHIEVEMENT %
1)	Acquire new accretive royalties or streaming assets with targeted cash flow within short term (3 years). Investment target: $150 million.	35.0	22.5
2)	Increase mining net asset value (NAV) per share by 10%.	10.0	10.0
3)	Outperform TSX Gold Index and Peers by 10%.	5.0	0.0
4)	Reduce general and administrative costs by 10% and improve working capital efficiency.	5.0	2.5
5)	Increase shareholder value through the execution of buyback share program, increase of dividend and assist in the successful distribution of the Orion block.	15.0	15.0
6)	Increase financial capacity through sourcing $150 million additional capital and restructuring long-term debt.	10.0	5.0
7)	Increase shareholder value through the successful management of the equity portfolio. Target return: 5% above TSX Global Index (based on December 31, 2018 value).	10.0	5.0
8)	Maintain strong and active corporate social responsibility (ESG) and promote sustainability program and successfully convey to the marketplace.	10.0	10.0
TOTAL		100.0	70.0

The HRS Committee also assessed the Chief Executive Officer's performance for 2019 and, further to such review the HRS Committee provided a recommendation to the Board which took into consideration the "team approach" philosophy of the Corporation.  The HRS Committee also recommended to the Board to approve the individual performance factor rate for the Named Executives, which was established at a rate of 1.0.

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The Board reviewed and discussed the recommendation of the HRS Committee for the Named Executives, including for the Chief Executive Officer and approved the following payment of the annual incentive award ("Annual Incentive Award") to the Named Executives and the Chief Executive Officer for the financial year ended December 31, 2019, which payment takes into account the individual performance factor recommended by the HRS Committee:

Named Executives	Value of the 2019 Annual Incentive Award ($)	Value of the 2018 Annual Incentive Award ($)
Sean Roosen, Chair of the Board and Chief Executive Officer	502,600	444,500
Sandeep Singh, President(1)	N/A	N/A
Elif Lévesque, Chief Financial Officer and Vice President, Finance(2)	251,300	222,300
Luc Lessard, Senior Vice President, Technical Services(3)	159,100	247,500
André Le Bel, Vice President, Legal Affairs and Corporate Secretary(3)	180,057	153,227

NOTES:

(1) Mr. Singh was appointed President of the Corporation effective December 31, 2019.

(2) Ms. Elif Lévesque resigned as Chief Financial Officer and Vice President, Finance of the Corporation on February 20, 2020.

(3) The amounts for Messrs. Lessard and Le Bel are net of any annual incentive award assumed by associate companies.

Long-term Incentive Compensation

The Corporation's long-term compensation program ensures the alignment of the Named Executives with Shareholders and other stakeholders in the value creation process. The long-term compensation provides an effective retention measure for key senior executives. The establishment of a balance between short and long-term compensation is essential for the Corporation's sustained performance, including its ability to attract, motivate and retain a pool of talented executives in a very competitive employment market. To achieve this balance and to complement the existing Stock Option Plan, the Corporation adopted an Employee Share Purchase Plan, a RSU Plan and a DSU Plan.

The quantum of the long-term component of the Named Executives' compensation as a percentage of their total compensation is identified below, however such percentage remains subject to a review by the HRS Committee:

Named Executives	Percentage of the long-term component of Named Executives' compensation over their total compensation (%)
Chief Executive Officer	60
President	58
Senior Vice President	56
Chief Financial Officer and Vice President, Legal Affairs and Corporate Secretary	54

The Stock Option Plan, the Employee Share Purchase Plan, the RSU Plan and the DSU Plan are hereinafter collectively referred to as "Osisko's Long-Term Incentive Plans".

The HRS Committee manages Osisko's Long-Term Incentive Plans with full authority. The HRS Committee considers ad hoc and annual grants of options, RSUs and DSUs based on recommendations made by the Chair of the Board and Chief Executive Officer from time to time, for participants other than himself. The HRS Committee, in turn, considers such recommendations and, as appropriate, makes recommendations to the Board of Directors, including any awards to the Chair of the Board and Chief Executive Officer. In reviewing Management's recommendation relating to grants under the Long-Term Incentive Plans, the HRS Committee and the Board of Directors may take into account past grants and factor in any such grants made by associate companies to any of the Corporation's Named Executives.

2020 Management Information Circular	| 41

Options

The Shareholders of the Corporation have re-confirmed at the 2017 annual meeting the Stock Option Plan which was approved initially in 2014, allowing for the grant of options to officers and employees of the Corporation, designated by the Board of Directors, at its entire discretion, to align their interest to those of Shareholders.  The Stock Option Plan is again being submitted to the Shareholders of the Corporation this year.

Options are granted by the Board of Directors based on recommendations made by the Chair of the Board and Chief Executive Officer from time to time, except in respect of grants to himself. The total number of options issued over the past years to an employee may be taken into consideration but does not have a material impact on the number of options to be granted to said employee, except for same year grants, if any. The Black-Scholes value of options granted by associate companies to any Named Executive for their executive role reduces the options to be granted to any such Named Executive by the Corporation.

Options may be granted at an exercise price determined by the Board but shall not be less than the closing market price of the Common Shares of the Corporation on the TSX on the day prior to their grant. No participant shall be granted an option which exceeds 5% of the issued and outstanding Common Shares of the Corporation at the time of granting of the option. The number of Common Shares issued to insiders of the Corporation within one year and issuable to the insiders of the Corporation at any time under the Stock Option Plan or combined with all other share compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares.  The duration and the vesting period are determined by the Board. However, the expiry date may not exceed 7 years after the date of grant. To date, all grants are set to expire five years after the date of grant, with the exception of the Initial Options granted to Mr. Sandeep Singh, President of the Corporation as part of his hiring grant, which have a term of seven years.

The tables below provides additional information on the Stock Option Plan for each of the last five financial years ended on December 31.

Burn Rate

Year	Options granted (#)	Weighted average Number of Common Shares issued and outstanding (#)	Burn Rate(1) (%)
2019	1,292,200	151,041,000	0.9
2018	886,900	156,617,000	0.6
2017	763,400	127,939,000	0.6
2016	1,084,700	104,671,000	1.0
2015	987,000	87,856,000	1.1

NOTE:

(1) Burn Rate: means the total number of options granted in a year divided by the weighted average number of Common Shares for the applicable fiscal year.

Overhang

Year	Options Available for Issue (#)	Options Outstanding (#)	Total Available and Outstanding (#)	Weighted average Number of Common Shares issued and outstanding (#)	Overhang Ratio(1) (%)
2019	4,006,350	3,867,566	7,873,916	151,041,000	5.2
2018	3,688,659	4,090,696	7,779,355	156,617,000	5.0
2017	9,304,646	3,319,129	12,623,775	127,939,000	9.9
2016	5,877,120	2,654,665	8,531,785	104,671,000	8.2
2015	5,687,862	1,878,400	7,566,262	87,856,000	8.6

NOTE:

(1) Overhang: means the number of options available to be granted, plus the number of options granted but not exercised divided by the weighted average of the number of Common Shares for the applicable fiscal year.

The terms and conditions of the Stock Option Plan, as well as the proposed modifications, are more specifically addressed under the heading "Security-Based Compensation Arrangements" below.

42|	2020 Management Information Circular

Restricted Share Units (RSUs)

The purpose of the RSU Plan is to assist the Corporation in attracting and retaining individuals with experience and ability, to allow certain employees of the Corporation and its subsidiaries designated at the HRS Committee's discretion, to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the employees designated under this RSU Plan and those of Shareholders.

The vesting of half of each annual RSU grant are subject to performance criteria. All annual RSU grants are subject to the following vesting terms: one half (1/2) is time-based and will vest on the third anniversary of such grant; the remaining portion (1/2) will also vest on the third anniversary of such grant but is subject to performance criteria approved by the HRS Committee and the Board of Directors.  For greater certainty, settlement of performance based RSUs granted as part of the annual long-term incentive compensation does not represent a guaranteed compensation item for the Named Executives as the determination of the performance relating to such RSU grant remains the sole prerogative of the Board of Directors.  It should be noted that, as part of his hiring terms, Mr. Singh was granted 225,000 Initial RSUs, including 75,000 RSUs the vesting of which was subject to the acquisition of 75,000 Common Shares of the Corporation.  The balance of 150,000 Initial RSUs, vests in three equal tranches over three years.

The HRS Committee considers that performance criteria attached to part of the annual RSU grant improves the alignment of Named Executives' interests with those of Shareholders of the Corporation and promotes sustainable growth and value creation. The HRS Committee monitors the achievement of these performance criteria on a regular basis.

Whenever dividends are paid in Common Shares, additional RSUs are automatically granted to each participant who holds RSUs on the record date for such dividend. Following the vesting date, RSUs are settled, at the discretion of the Corporation, in Common Shares, in cash (in which case for an amount equivalent to the product of the number of vested RSUs multiplied by the closing price of a Common Share on the TSX on the day prior to the payment date) or a combination of both Common Shares and cash, less applicable withholdings.

The HRS Committee may, at its entire discretion, accelerate the terms of vesting of any outstanding RSU in circumstances it deems appropriate. In the event of a change of control as defined in the RSU Plan, all RSUs outstanding on the change of control date become immediately vested, irrespective of performance conditions, if any.

In the event a participant resigns or is terminated by the Corporation for cause, all outstanding RSUs are cancelled. As for those participants who cease to be an employee as a result of death, termination without cause, retirement or long-term disability, the vesting of:

  the time-based component portion of each RSU grant will be prorated based on the sum of the number of days during which certain benefits of employment are contractually maintained and those actually worked from the date of grant of such RSUs up until the date of termination without cause, over the number of days of the original vesting schedule in relation to such grant; and
  all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of termination without cause, over the original vesting schedule in relation to such grant; the number of vested performance based RSUs resulting from such prorated calculation is multiplied by the performance percentage to be determined by the Board of Directors.

The value of RSU grants are based on recommendations made by the Chair of the Board and Chief Executive Officer (except in respect of grants to himself) and the closing price of a Common Share on the TSX on the day prior to the grant date.

In connection with the 2019 grant of RSUs, the following 3-year performance long-term objectives (the "2019 Long-Term Objectives") were approved by the Committee:

i. increase NAV per Common Share by 10%;

ii. enhance value of equity portfolio;

iii. increase/maintain capital structure;

iv. provide superior returns to Gold Index and Peers; and

v. establish leadership in sustainability.

2020 Management Information Circular	| 43

In connection with the 2018 grant of RSUs, the following 3-year performance long-term objectives (the "2018 Long-Term Objectives") were approved by the Committee:

i. increase NAV per Common Share by 12%;

ii. increase revenues to equivalent of 184,000 ounces of gold;

iii. increase annual operating cash flow to $218 million;

iv. enhance/realize investment/exploration portfolio by 20% and develop accelerator business;

v. provide superior return to Gold Index and peers;

vi. maintain sound financial position - reduce strategic investors position to below 10% and refinance debentures of $350 million with maturity dates in 2021 and 2022; and

vii. establish leadership in sustainability.

In connection with the 2017 grant of RSUs, the following 3-year performance long-term objectives were approved by the Committee:

i. increase NAV per Common Share by 16%;

ii. increase revenues to equivalent of 150,000 ounces of gold;

iii. enhance/realize investment/exploration portfolio by 20%;

iv. provide superior return to Gold Index and peers;

v. maintain sound financial position; and

vi. establish leadership in sustainability.

The year 2019 was the third year in which settlement of RSUs was performed by the Corporation.  As previously stated, the HRS Committee has been monitoring the achievement of the 2016 Long-Term Objectives for the last three years and in May 2019 assessed performance against said objectives.  To this end, Management presented to the Committee its assessment of the Corporation's achievements pursuant to the 2019 Long-Term Objectives as follows:

(i) Increase asset base to $1.850 million (25%)

(a) From March 2016 to June 2019, the book value of the assets of the Corporation increased from $1,355M to $2,161M.  This $806.0M increase represents a 59.5% growth (excluding dividends and share buyback).

(ii) Increase revenues to 60,000 gold equivalent ounces (25%)

(a) From 2017 to 2019, the Corporation's gold equivalent ounces increased from 58,933 ounces to 79,012 ounces (annualized from Q1 numbers);

(b) The transaction with Orion is expected to increase the Corporation's revenue to approximately 100,000 gold equivalent ounces by 2020;

(c) The Corporation acquired a 5% NSR on Eagle Project for $98 million (while the project was in construction);

(d) The Corporation acquired a silver stream (90% of payable silver, which may be increased to 100%) from Falco on its Horne 5 Project;

(e) Increased its NSR royalty on Barkerville's Cariboo project by 1.75% to 4% with additional option for 1%; and

(f) The Corporation and the other streamers modified the Renard stream to increase payout.

(iii) Enhance/realize investment/exploration portfolios 20% (20%)

(a) Osisko Mining continues to generate very positive results at Windfall Lake Project through its intensive drilling program (+800,000 meters);

44|	2020 Management Information Circular

(b) Osisko Mining delivered positive preliminary economic assessments ("PEA") and initiated Feasibility Study and Environmental Impact Assessment ("EIA") at Windfall Project;

(c) Falco issued the Feasibility Study on the Horne 5 deposit and updated resource base;

(d) Falco completed its initial EIA for its Horne 5 Project. This report was submitted to Québec Government for comments. Dialogue is ongoing with the Ministry of Environment;

(e) New resource issued by Osisko Mining on the Marban deposit: 1.5 million ounces of gold;

(f) On-going exploration activities at Barkerville's Cariboo project;

(g) Roll-out of Osisko Metals with equity raising of $26.5 million ($28.8 million with option). Osisko Metals will focus exploration and development of zinc and other base metals projects. The Corporation participated in additional financings by Osisko Metals, increasing its interest to 10.6% at end of December 2018;

(h) The Corporation increased participation in Barkerville to 32.2%;

(i) Barkerville continued its intensive exploration program and reinitiated mining at its Cariboo Project;

(j) The Corporation increased its participation in Dalradian Resources Inc. with a $28.2 million investment (8.9%) in 2017 and subsequently participated with Orion in the privatization of Dalradian Resources Inc. The transaction resulted in the Corporation increasing its ownership from 8.9% to 10.7%.  The terms of the transaction also included a 6-month put in favour of the Corporation at an agreed upon price;

(k) The Corporation invested $50 million in Victoria Gold (the Corporation then owned 15.3%); and

(l) The Corporation increased participation in Osisko Mining to 16.6% at that time.

(m) While the market value of the portfolio experienced a loss of $16.7 million taking into account realized and unrealized gains and losses, Management was able to generate a realized gain of $75 million .

(iv) Provide superior return to Gold Index and peers (10%)

(a) From June 2016 to March 2019, the price of the Common Shares of the Corporation fluctuated; however, at the end of March 2019, the share price was at $15.01, down from $16.89 at the end of June 2016.  During the same period, the TSX Gold Index level regressed from 2,029 points to 1,468 points and the Peers Index level progressed from 100.0 points to 134.9 points.

(v) Maintain sound financial position (10%)

In the last three years, despite a decrease of its cash resource and working capital, the Corporation maintained its financial flexibility to pursue its growth strategy through issuance of debenture for $350 million and increase of its Debt facility from $150 million (with a $50 million accordion) to $350 million (with a $100 million accordion). The credit facility was not drawn as at March 31, 2019.

(vi) Establish leadership in sustainability

The Corporation's leadership in sustainability can be grouped under 5 themes: mining industry, host communities and Governments, charities and sponsorship, project specific and governance.

(a) Mining Industry

  The Corporation continues to participate in advocacy role for the mining industry through representation in various associations (Association de l'Exploration Minière du Québec, Association Minière du Québec, Fédération des chambres de commerce du Québec);
2020 Management Information Circular	| 45

  The Corporation received recognition at the Mines and Money conference held in Toronto in 2017 where the Orion Transaction was awarded the award for "Best Transaction globally and in North America"; Sean Roosen was awarded the distinction of "Best CEO for North America" and Osisko Mining was awarded "Best Exploration Project in North America";
  Recognition awards at Québec Xplor 2016 for Messrs. Sean Roosen, Robert Wares and for Falco and Osisko Mining);
  Sponsorship of conferences at industry related events; and
  Promoted gender diversity in mining and other business and well as the continued development of Montreal's Young Mining Professionals organization.

(b) Host Communities and Governments

  The Corporation continues to maintain an open dialogue with host communities and governments in order to ensure success of mining enterprises.  It also participates in Québec's Plan Nord initiatives; and
  Members of Management of the Corporation also participated with the Québec Government on increasing investor's awareness to resource development in Québec.

(c) Charities and Sponsorship

  The Corporation supports various charities and community organizations; and
  It also promotes higher education either through direct sponsorship or through lectures and conferences given by members of Management.

(d) Project specific

  The Corporation maintained dialogue with the Québec Government on projects being developed by associated companies (Falco's Horne 5 project and Osisko Mining's Windfall project); and
  Through its growth, the Corporation was able to maintain strong employee engagement. The participation of its employees in Employee Share Purchase Plan stands at above 85%. Further to its acquisition of Virginia, the Corporation also ensured the successful integration of its new employees and their continued employment through a transfer to Osisko Mining.

(e) Governance

  The Corporation, being fully aware that mining projects depend not only on compliance with applicable regulations but also, and sometimes to a greater extent, on maintaining the social licence (the support) from host communities, promotes and maintains strong relationships with its stakeholders through regular meetings held in various locations;
  The Corporation engages with Shareholders with respect to compensation matters. The Committee assesses the compensation structure on an annual basis in order to ensure that it remains aligned with Shareholders' interests.  Although most public companies, are impacted by the general trend of decreasing support on such matter, the Corporation has nonetheless achieved strong support from its Shareholders, namely 98% in 2015, 98% in 2016, 94% in 2017, 99% in 2018 and more than 98% in 2019; and
  The Corporation achieved top 100 ranking in 2015, 2016 and 2017 in the Globe and Mail's Report on Business Governance Rankings.

Assessment of 2016 Long-Term Objectives by the Committee

The Committee reviewed the performance based portion (50%) of the 2016 grant. The 2016 Long-Term Objectives were approved by the Board of Directors in 2016, upon recommendation of the Committee. The Committee monitored on a quarterly basis the progress made by Management toward achieving said long-term objectives. As part of its duties and responsibilities and in conjunction with the end of period assessment, the Committee reviewed the achievements against the Corporation's 2016 Long-Term Objectives and thereafter met with Management and in camera for discussion and consideration of each element contained in the 2016 Long-Term Objectives, as presented by Management, and including Management's proposed payout.

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Further to its review, the Committee was satisfied that the Management team had exceeded the performance objectives that were established in 2016 as evidenced below by the achievement assessment compared to the objectives. Accordingly, taking into account Management's self-assessment, the Committee considered, approved and recommended to the Board to approve that, given Management's strong contribution and performance over the last three years, the overall performance rate be established at 118.5%.  The Committee considered that this adjustment was warranted given the sustained growth of the Corporation through the innovative "accelerator model" strategy developed, implemented and proven by the Management team, which allowed the Corporation to position itself for long term growth using reasonable cash resources. This strategy, developed in 2014 as a tool to enable the Corporation to invest at an early stage and benefit from the growth profile of such associate companies, continues to allow the Corporation to build an organic pipeline of investments.

Upon recommendation of the HRS Committee, which took into account Management's assessment, the Board of Directors deliberated and concurred with the Committee and set and approved the assessment of the 2016 Long-term Objectives at 118.5% as evidenced below.  These RSUs were settled in common shares of the Corporation taking into account the applicable tax withholdings so that the Corporation issues only such number of common shares the value of which equals the net amount to be received by the Named Executives. The portion of the RSUs that is time based (representing 50% of the 2016 grant) is paid at a rate of 100%.  These timed-based RSUS are also paid in common shares of the Corporation taking into account the applicable tax withholdings.

2016-2019 OBJECTIVES	ALLOCATION (%)	ACHIEVEMENT (%)
1- Increase asset base to $1,850 million	25.0	37.5
2- Increase revenues to equivalent of 60,000 ounces of gold	25.0	37.5
3- Enhance/realize investment/exploration portfolio by 20%	20.0	16.0
4- Provide superior return to Gold Index and peers	10.0	5.0
5- Maintain sound financial position	10.0	10.0
6- Establish leadership in sustainability	10.0	12.5
TOTAL:	100.00	118.5

Based on the foregoing, the Board approved the following payment in connection with the 2016 Long-Term Incentive Award to the Named Executives.  These RSUs were settled in Common Shares at the settlement date based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the settlement date.  The Board met on May 1st, 2019 to determine the payout of the performance-based RSUs; all RSU vested on May 4, 2019 and, accordingly, as per the terms of the RSU Plan, these RSUs were settled in Common Shares of the Corporation, taking into account mandatory withholdings, at a price of $13.37 per RSU, being the closing market price of the Common Shares of the Corporation traded on the TSX on May 3, 2019, being the day prior to the vesting/settlement date.

Named Executives	Number of RSUs granted in 2016 (#)(1)	Total payout under the 2016 Long-Term Incentive Award ($)(2)	Number of Common Shares issued (#)(3)
Sean Roosen Chair of the Board and Chief Executive Officer	31,741	463,618	16,191
Sandeep Singh(4) President	n/a	n/a	n/a
Elif Lévesque(5) Chief Financial Officer and Vice President, Finance	17,795	259,899	9,077
Luc Lessard Senior Vice President, Technical Services	23,831	348,075	12,156
André Le Bel Vice President, Legal Affairs and Corporate Secretary	17,483	255,354	8,918

NOTES:

(1) Adjusted to take into account dividends paid since the grant as per the terms of the RSU Plan.

(2) Represents the total gross value of the payout of the 2016 Long-Term Incentive Award.

(3) Such number takes into account the net value of the payout of the 2016 Long-Term Incentive Award for each Named Executive after applicable withholdings; such value is then divided by the value of the common shares as of the settlement date to determine the number of common shares to be issued.

(4) Mr. Sandeep Singh was appointed President of the Corporation on December 31, 2019, as such he held no RSUs granted in 2016.

(5) Ms. Elif Lévesque resigned as Chief Financial Officer and Vice President, Finance of the Corporation on February 20, 2020.

2020 Management Information Circular	| 47

The terms and conditions of the RSU Plan are more specifically addressed under the heading "Security-Based Compensation Arrangements" below.

Deferred Share Units (DSUs)

The DSU Plan has been established to enhance the Corporation's ability to attract and retain talented individuals to serve as members of the Board of the Corporation and its subsidiaries and to promote for greater alignment of interests between such persons and the Shareholders of the Corporation.

Pursuant to the DSU Plan, the Board of Directors may designate, from time to time and at its sole discretion, the non-executive directors of the Board or of the board of directors of a subsidiary to become participants of the DSU Plan.

In order to further improve alignment of interests between directors and Shareholders, the Board of Directors can determine the vesting of any DSU so granted.  In principle, all DSUs granted to non-executive directors shall vest on the day prior to the next annual meeting of Shareholders following such grant however, if the next annual meeting is to be held in less than 6 months from the date of grant, the Board will usually postpone the vesting of such DSU to day prior to the annual meeting of Shareholders following the next annual meeting of Shareholders.

Vested DSUs become payable no later than the last business day in December of the first calendar year commencing after the termination of their Board mandate. Vested DSUs are settled at the Corporation's discretion at the settlement date, in Common Shares, or in cash (for an amount equivalent to the product of the number of vested DSUs multiplied by the closing price of a Common Share on the TSX on the day prior to the payment date) or in a combination of cash and Common Shares less applicable withholdings.

For U.S. based Directors, vested DSUs become payable during the year after the termination of their Board mandate or the next subsequent year, as determined by them at the time of the respective grant, but no later than the last business day in December of the first calendar year commencing after the termination of their mandate.

DSUs may only be awarded to non-executive directors.

Employee Share Purchase Plan

In 2015, the Board of Directors of the Corporation approved an employee share purchase plan to encourage eligible employees ("Eligible Employees") to hold, on a permanent basis, Common Shares. Under the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee's contribution then held in trust by the Corporation. The Eligible Employee's contribution shall be of a minimum of $100 monthly but shall not exceed in any event 10% (unless otherwise provided by the committee authorized to oversee the Employee Share Purchase Plan) of the Eligible Employee's basic annual remuneration (exclusive of any overtime pay, bonuses or allowances of any kind whatsoever) before deduction and shall be subject to a maximum contribution of $1,250 per month. The terms and conditions of the Employee Share Purchase Plan are more specifically addressed under the heading "Security-Based Compensation Arrangements" below.

Benefits

The Corporation's executive officers benefit program includes life, medical, dental and disability insurance, outplacement services (in case of termination without cause, including as a result of a change of control) and other benefits. Such benefits are designed to be competitive with other comparable Canadian enterprises.

Hedging

The Securities Trading Policy of the Corporation forbids directors and officers from using any strategy relating to or to use derivative instruments in respect of securities of the Corporation, including purchasing financial instruments that are designed to hedge or offset a decrease in market value of the securities of the Corporation.

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PERFORMANCE GRAPH

The following graph compares the total cumulative Shareholder return for $100 invested in the Corporation's Common Shares on January 1st, 2015 with the cumulative total return of the S&P/TSX Composite Index (formerly TSE-300 Index) for the five most recently completed financial years. It also presents the grant value and actual value of the compensation of the Chief Executive Officer of the Corporation for the same period.

LEGEND

Grant Value: refers to total compensation of the Chief Executive Officer after charge backs to associate companies.

Actual Value: refers to total compensation of the Chief Executive Officer, after charge backs to associate companies, adjusted for the actual payout amount of the share-based awards and realized amount of the option-based awards when applicable or the fair value based on the closing price of the Common Shares on the TSX on December 31, 2019, being $12.62, when not yet realized.

	Osisko Gold Royalties Ltd	S&P/TSX Composite Index
December 31, 2015	$100.00	$100.00
December 31, 2016	$82.74	$101.64
December 31, 2017	$91.78	$107.77
December 31, 2018	$75.66	$95.23
December 31, 2019	$79.77	$113.45

The Corporation commenced trading in June 2014.  Since then, the Corporation has been deploying various initiatives in line with its growth strategy in order to position itself for future growth.

During the five-year period ending December 31, 2019, the Common Share price of the Corporation has underperformed the S&P/TSX Composite Index while generally moving in the same direction in 2016, 2017 and 2018.  In 2019, while the first half of the year had seen a steady improvement in the share price. The share price dropped in late 2019, which the Corporation believes reflected certain underperforming assets and the share price settle on the acquisition of Barkerville.

Over the same five-year period, the compensation of the Chief Executive Officer was aligned and moved in the same direction as the Common Share price from 2015 to 2017.  In 2018, while the intended compensation was reduced from 2017, the actual compensation received by the Chief Executive Officer remained at the same level as 2017 as a result of the first payout of RSUs (which had been granted in 2014).  The Chief Executive Officer's actual pay for 2019 includes gross income deriving from the exercise of 5-year options granted in 2014 when the Corporation was established.  The gross income generated from such exercise of options totaled approximately $440,000.  Despite this added income for 2019, the total actual compensation of the Chief Executive Officer has been consistently lower than his intended compensation.  This is attributable to the lower Common Share price of the Corporation and the fact that the long-term compensation of the Chief Executive Officer (comprised of options, performance-based RSUs and timed-based RSUs) represents (since 2016) 60% of his total compensation.

2020 Management Information Circular	| 49

These results demonstrate an adequate alignment of the balanced approach established by the Board for the compensation of the Chief Executive Officer to the interest of the Shareholders.

CHIEF EXECUTIVE OFFICER COMPENSATION LOOKBACK

The table below sets forth the total compensation awarded to the Chief Executive Officer over the last five years from all compensation components:

Year	Base Salary(1) ($)	Value of Share- Based Awards ($)	Value of Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Total Compensation ($)
2019	535,438	896,900	571,170	502,600	2,506,108
2018	486,481	1,269,000	106,585	444,500	2,306,566
2017	491,000	788,766	389,955	1,105,000	2,774,721
2016	363,750	509,000	500,064	525,000	1,897,814
2015	475,000	502,250	500,071	655,000	2,132,321

NOTE:

(1)  Refers to the base salary of the Chief Executive Officer assumed by the Corporation after charge backs to associate companies.

The following table compares the total direct compensation awarded to the Chief Executive Officer to the actual value he received over the last five years compared to shareholder return over the same period.  Actual compensation includes base salary (after charge backs to associate companies), actual annual incentive plan award, value of vested RSUs at payout or value of RSUs outstanding at December 31, 2019 and value of options upon exercise or value of in-the-money options outstanding at December 31, 2019.

			Value of $100
Year	Total Direct Compensation Awarded(1) ($)	Actual Total Direct Compensation Value as of December 31, 2019(2) ($)	Period	CEO	Shareholder
2015	2,132,321	1,581,228	2015-01-01 to 2019-12-31	$74	$82
2016	1,897,814	1,360,306	2016-01-01 to 2019-12-31	$72	$98
2017	2,774,721	2,222,278	2017-01-01 to 2019-12-31	$80	$101
2018	2,306,566	2,166,277	2018-01-01 to 2019-12-31	$94	$90
2019	2,506,108	1,869,102	2019-01-01 to 2019-12-31	$75	$107
Average 2015 - 2019:				$79	$95

NOTES:

(1) These amounts include the base salary (after charge backs), actual bonus paid and long-term incentive plan value at time of grant (RSUs and options).

(2) These amounts include the base salary (after charge backs), actual bonus paid, options value at vesting, value of RSUs at payout and value of exercised options (using the exercise price) and in-the-money options at the closing price on the TSX on December 31, 2019, being $12.62.

CHIEF EXECUTIVE OFFICER SECURITIES OWNERSHIP AND VALUE AT RISK

The table below shows the total value of vested and unvested Osisko securities owned by the Chief Executive Officer as at December 31, 2019.

	Number of Securities (#)	Value of Securities(1) ($)
Vested Securities:
Common Shares	649,659	8,198,687
Options	382,097	1,535
RSUs	–	–
Unvested Securities:
RSUs	203,265	2,565,204
Options	213,933	–
Total Value at Risk:		10,765,426

NOTE:

(1) The value of Common Shares and RSUs is based on the closing price on the TSX on December 31, 2019, being $12.62 and the value of vested and unvested options is based on the difference between the closing price on the TSX on December 31, 2019, being $12.62, and the exercise price of the options, multiplied by the number of options vested and unvested.

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Mr. Roosen's value at risk totals $10,765,426, which represents 20.1 times his base salary (after charge backs).

EXECUTIVE COMPENSATION

The following table sets forth, to the extent required by applicable securities legislation, all annual and long-term compensation assumed by the Corporation (net of any amount received or back charges from any associate companies) for services in all capacities to the Corporation for the three most recent completed financial years in respect of Named Executives.

Summary Compensation Table

Name and Principal Position	Year	Salary(1) ($)	Share-Based Awards(2)(3)(4) ($)	Option-Based Awards(4)(5) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plan(6)	Long-Term Incentive Plan
Sean Roosen Chair of the Board and Chief Executive Officer	2019	535,438	896,900	571,170	502,600				2,506,108
	2018	486,481	1,269,000	106,585	444,500	—	—	—	2,306,566
	2017	491,000	788,766	389,955	1,105,000	—	—	—	2,774,721
Sandeep Singh(7) President	2019	—	2,857,500	880,793	—	—	—	—	3,738,293
	2018	—	—	—	—	—	—	—	—
	2017	—	—	—	—	—	—	—	—
Elif Lévesque(8) Chief Financial Officer and Vice President, Finance	2019	359,000	504,420	330,280	251,300	—	—	—	1,445,000
	2018	340,000	492,000	292,342	222,300	—	—	—	1,346,642
	2017	345,000	563,820	299,531	560,000	—	—	—	1,768,351
Luc Lessard Senior Vice President, Technical Services	2019	93,000	778,500	409,644	159,100	—	—	—	1,440,244
	2018	33,750	384,000	250,000	247,500	—	—	—	915,250
	2017	176,359	707,114	365,936	606,937	—	—	—	1,856,346
André Le Bel Vice President, Legal Affairs and Corporate Secretary	2019	218,732	447,840	292,560	180,057	—	—	—	1,139,189
	2018	209,603	435,241	239,325	153,227	—	—	—	1,037,396
	2017	229,493	505,109	270,509	428,557	—	—	—	1,433,668

NOTES:
(1)

The respective annual base salary level of the Named Executives as at December 31, 2019 was as follows: Mr. Roosen: $718,000, Mr. Lessard: $513,000, Ms. Lévesque: $359,000 and Mr. Le Bel: $318,000.  Mr. Sandeep Singh was appointed President of the Corporation on December 31, 2019; and, therefore, he received no cash compensation for 2019; his annualized base salary totals $600,000.  As at December 31, 2018, their respective annual base salary level were: Mr. Roosen: $700,000, Mr. Singh: n/a, Mr. Lessard: $500,000, Ms. Lévesque: $350,000 and Mr. Le Bel: $310,000, and as at December 31, 2017, their respective annual base salary level were: Mr. Roosen: $650,000, Mr. Singh: n/a, Mr. Lessard: $375,000, Ms. Lévesque: $350,000 and Mr. Le Bel: $310,000.

(2)

As per the terms of the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee's contribution up to a maximum contribution of $9,000 per year. All Named Executives contribute the maximum amount to the Corporation's Employee Share Purchase Plan. Such plan was implemented on October 1st, 2015.

(3)

Pursuant to the RSU Plan, all Named Executives except for Mr. Singh were awarded RSUs on May 3rd, 2019, subject to the vesting terms, which consist of the following terms: one half (1/2) is time-based and vesting in 2022, while the remaining portion (1/2) will also vest in 2022, subject to performance criteria toward achievement of the 2019 Long-Term Objectives over a three-year period. The unit grant price on such date was $13.61. As part of his hiring terms, Mr. Singh was granted 225,000 Initial RSUs on December 31, 2019, including 75,000 RSUs the vesting of which was subject to the acquisition of 75,000 Common Shares of the Corporation.  These Initial RSUs vest in three equal tranches over three years, except for the portion representing 75,000 RSUs which have vested on January 14, 2020. Mr. Singh's RSUs were granted at a price of $12.70 per RSU, being the closing price of a common share of the Corporation on the day prior to the grant.

(4)

Based on the grant date fair value of options under the Stock Option Plan. Specifically, a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant:

Grant Date
Risk Free Interest
Expected Average Life
Expected Volatility
Expected Dividend Yield
Fair Value
December 31, 2019
1.66%
5 years
34%
2%
$3.52
May 3, 2019
1.62%
4 years
34%
1%
$3.44
May 7, 2018
2.09%
4 years
35%
2%
$3.470
June 7, 2017
0.87%
4 years
38%
1%
$4.710
March 21, 2016
0.62%
4 years
40%
1%
$3.919
June 30, 2015
0.87%
4 years
35%
1%
$4.126

Both the grant date fair value and accounting fair value for option-based awards are calculated using the Black-Scholes option pricing model. However, the share-based compensation expense included in the Corporation's financial statements are accounted for based on vesting terms reflecting the fair value amortized for the period in accordance with International Financial Reporting Standards requirements. As part of his hiring terms, Mr. Singh was granted 250,000 Initial Options of the Corporation vesting in four equal tranches of 25% over a period of 4 years and having a term of 7 years.

(5)

The Corporation reduced the long-term compensation of the Named Executives up to a value representing 50% of such long-term compensation they received from associate companies, as more fully described under the heading "Compensation reimbursement - Associate Companies"

(6)

An Annual Incentive Award was paid to each Named Executive based on the assessment of achievements with respect to the 2019 Key Objectives.  The amounts reflected in the table for 2017 include the cash component of the annual incentive paid in connection with the Orion Transaction completed in 2017.

(7)	Mr. Sandeep Sing was appointed President of the Corporation on December 31, 2019.
(8)	Ms. Elif Lévesque resigned as Chief Executive Officer and Vice President, Finance of the Corporation on February 20, 2020.

2020 Management Information Circular	| 51

The following table shows the total compensation of the Corporation's Named Executives for the relevant years, as well as the total compensation for the Named Executives as a percentage of the cash margin and as a percentage of Shareholders' equity.  For the last five years, the Corporation has been establishing its long-term asset base and it was expected that in the initial years, the ratios would be higher than established companies.  The results demonstrate that the ratios have generally been improving; the increase in the ratios for 2019 is mainly attributable to the grants of the Initial Options and Initial RSUs made to Mr. Singh as part of his term of employment and to lower charge back of compensation of Named Executives to associate companies.

Year	Total compensation of Named Executives ($)	Total compensation of Named Executives as percentage of Cash Margin(1) (%)	Total compensation of Named Executives as percentage of Shareholders' Equity (%)
2019	10,269,000	7.9	0.7
2018	7,035,000	5.9	0.4
2017	10,424,000	9.6	0.6
2016	6,533,000	10.4	0.5
2015(2)	7,986,000	17.6	0.9

NOTES:

(1) Cash margin reflects revenues less cost of sales.  The 2017 amount is annualized for the assets related to the precious metals portfolio acquired from Orion for $1.1 billion on July 31, 2017.

(2) The total compensation information is based on the total compensation earned by the Named Executives who were in office at the relevant time.

Outstanding Share-based Awards and Option-based Awards

The table below sets forth a summary of all awards outstanding at the end of the financial year ended December 31, 2019. All values shown in this table were calculated using the closing price of $12.62, which was the closing price of the Common Shares on the TSX on December 31, 2019.

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date (yyyy-mm-dd)	Value of Unexercised In-the-Money Options ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested ($)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed ($)
Sean Roosen Chair of the Board and Chief Executive Officer	165,800 30,800 82,800 127,600 121,200 3,570(5) 3,570(5) 39,270(5) 21,420(5)	13.61 12.97 16.66 13.38 15.80 12.19 18.07 13.10 14.61	2024-05-03 2023-05-07 2022-06-07 2021-03-21 2020-06-30 2024-01-31 2022-12-08 2021-12-07 2021-03-08	— — — — — 1,535 — — —	65,200(2) 97,100(3) 35,100(4)	2,491,188	169,487
Sandeep Singh(6) President	250,000(7)	12.70	2026-12-31	—	75,000(8) 150,000(9)	2,839,150	—
Elif Lévesque(10) Chief Financial Officer and Vice President, Finance	95,900 84,300 63,600 71,600 68,000	13.61 12.97 16.66 13.38 15.80	2024-05-03 2023-05-07 2022-06-07 2021-03-21 2020-06-30	— — — — —	36,400(2) 37,200(3) 27,000(4)	1,269,572	91,255
Luc Lessard Senior Vice President, Technical Services	118,900 72,100 77,700 69,200 45,400 14,280(5)	13.61 12.97 16.66 13.38 15.80 14.61	2024-05-03 2023-05-07 2022-06-07 2021-03-21 2020-06-30 2021-03-08	— — — — — —	56,500(2) 28,900(3) 32,900(4)	1,492,946	130,377
André Le Bel Vice President, Legal Affairs and Corporate Secretary	84,900 57,300 57,600 25,300 51,700	13.61 12.97 16.66 13.38 15.80	2024-05-03 2023-05-07 2022-06-07 2021-03-21 2020-06-30	— — — — —	32,200(2) 33,000(3) 24,400(4)	1,130,752	80,831

52|	2020 Management Information Circular

NOTES:
(1)

Pursuant to the RSU Plan, the vesting terms generally consist of the following terms: half (1/2) is time-based (3 years) and the remaining portion (1/2) is also timed based (3 years) and subject to performance criteria toward achievement of the Long-term objectives.

(2)	Such RSUs to vest in 2022 pursuant to the terms listed in note (1) above.
(3)	Such RSUs to vest in 2021 pursuant to the terms listed in note (1) above.
(4)	Such RSUs to vest in 2020 pursuant to the terms listed in note (1) above.
(5)	The number of unexercised options represent Replacement Osisko Options pursuant to a plan of arrangement involving Osisko and Barkerville, which took effect on November 21, 2019.
(6)	Mr. Singh was appointed President of the Corporation on December 31, 2019.
(7)	As part of his hiring terms, Mr. Singh was granted 250,000 Initial Options of the Corporation vesting in four equal tranches of 25% over a period of 4 years and having a term of 7 years.
(8)	As part of his hiring terms, the vesting of these Initial RSUs was subject to the acquisition of 75,000 Common Shares of the Corporation and have vested on January 14, 2020.
(9)	As part of his hiring terms, these Initial RSUs vest in three equal tranches over three years.
(10)	Ms. Elif Lévesque resigned as Chief Financial Officer and Vice President, Finance of the Corporation on February 20, 2020.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date and the aggregate value realized upon vesting of share-based awards.

Name	Option-Based Awards - Value Vested during the Year ($)	Share-Based Awards - Value Vested during the year(1) ($)	Non-Equity Incentive Plan Compensation - Value earned during the Year(2) ($)
Sean Roosen Chair of the Board and Chief Executive Officer	96,183	471,859	502,600
Sandeep Singh(3) President	—	—	—
Elif Lévesque(4) Chief Financial Officer and Vice President, Finance	63,355	268,140	251,300
Luc Lessard Senior Vice President, Technical Services	59,919	356,315	159,100
André Le Bel Vice President, Legal Affairs and Corporate Secretary	60,317	263,594	180,057
NOTES:

(1) This amount includes the value of the Corporation's contribution to the Employee Share Purchase Plan in relation to the participation of each Named Executive as well as the value of the RSUs granted in 2016 and which were settled in Common Shares of the Corporation at a price of $13.37 per RSU, being the closing price on the TSX on May 3, 2019.

(2) This amount represents the sum of the annual cash incentive. Furthermore, the amounts shown for Messrs. Lessard and Le Bel are the amounts assumed by the Corporation, net of any reimbursement received by the Corporation in connection with any annual incentive paid by associate companies to Messrs. Lessard and Le Bel for 2019.

(3) Since Mr. Sandeep Singh was appointed as President of the Corporation on December 31, 2019, Initial Options and Initial RSUs granted to him on December 31, 2019 had not vested at that date.
(4) Ms. Elif Lévesque resigned as Chief Financial Officer and Vice President, Finance of the Corporation on February 20, 2020.

Options Exercised during the Year

Name	Number of Options Exercised (#)	Option Exercise Price ($)	Market Value Upon Exercise ($)	Gain Realized(1) ($)
Sean Roosen	54,700	14.90	16.30	76,580
	54,100	14.90	16.52	87,642
	95,900	14.90	16.64	166,866
	48,700	14.90	16.77	91,069
Elif Lévesque	50,000	14.90	16.30	70,000
	40,000	14.90	16.52	64,800
	32,100	14.90	16.64	55,854
	4,600	14.90	16.77	8,602
André Le Bel	35,000	13.38	16.52	109,900
	10,000	13.38	16.77	33,900
	15,000	15.80	16.77	14,550
	12,000	12.97	16.70	44,760
NOTE:
(1)	The gain realized is calculated based on the difference between the closing price upon exercise and the exercise price of the Options, multiplied by the number of options so exercised.

2020 Management Information Circular	| 53

Security-Based Compensation Arrangements

Options granted or securities issued by the Corporation pursuant to the Corporation's security-based compensation arrangements are governed by the following plans: the Employee Share Purchase Plan, DSU Plan, RSU Plan and the Stock Option Plan.

 The Employee Share Purchase Plan

 The Employee Share Purchase Plan provides for the acquisition of Common Shares by Eligible Employees (as hereinafter defined) for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees of the Corporation and to secure for the Corporation and the Shareholders of the Corporation the benefits inherent in the ownership of Common Shares by employees of the Corporation, it being generally recognized that employees are more motivated and dedicated due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

 The Stock Option Plan

 The purpose of the Stock Option Plan is to advance the interests of the Corporation by encouraging the officers, managers, employees and consultants of the Corporation and its subsidiaries to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and its subsidiaries and furnishing them with additional incentive in their efforts on behalf of the Corporation and its subsidiaries.

 The RSU Plan

 The purpose of the RSU Plan is to assist the Corporation and its subsidiaries in attracting and retaining individuals with experience and ability, to allow certain employees of the Corporation and its subsidiaries to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the employees designated under this RSU Plan and the Shareholders of the Corporation.

 The DSU Plan

 The purpose of the DSU Plan is to assist the Corporation and its subsidiaries in attracting and retaining individuals with experience and ability, to allow directors of the Corporation and its subsidiaries to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the directors designated under this DSU Plan and the Shareholders of the Corporation.

ELIGIBILITY

Who is eligible to participate?

The Employee Share Purchase Plan

Participants in the Employee Share Purchase Plan are employees, including full-time and part-time salaried employees who have an employment agreement for a term of at least one year with the Corporation or with any associates of the Corporation designated by the Board of Directors of the Corporation or by the committee of the Board of Directors authorized to oversee the Employee Share Purchase Plan (the "Designated Affiliates"), who have provided services to the Corporation or to any Designated Affiliates for at least 60 days. The HRS Committee may elect, in its absolute discretion, to waive such 60-day period or to determine that the Employee Share Purchase Plan does not apply to any Eligible Employee.

The Stock Option Plan

 Pursuant to the Stock Option Plan, options may be granted in favour of executive directors, officers, employees and consultants providing ongoing services to the Corporation and its subsidiaries. Non-executive directors are not eligible to receive options. Options currently held by Mr. Burzynski were granted to him while employed by the Corporation as Senior Vice President, New Business Development. The Replacement Osisko Options, which were offered to Barkerville option holders, are not part of the Osisko Stock Option Plan.

54|	2020 Management Information Circular

 The DSU Plan

 Pursuant to the DSU Plan a non-executive director of the Board of Directors of the Corporation or a subsidiary is eligible to participate under the DSU Plan.

 The RSU Plan

 Pursuant to the RSU Plan, RSUs may be granted in favour of the executives and key employees of the Corporation or of a subsidiary. For greater certainty, non-executive members of the Board of Directors shall not participate in the RSU Plan.

TERM AND VESTING

What is the term and vesting schedule of options or of the securities issuable under the security-based compensation arrangements?

The Employee Share Purchase Plan

 Under the Employee Share Purchase Plan, any Eligible Employee may elect to contribute money on an ongoing basis. The Corporation will deduct from the remuneration of the Eligible Employee the Eligible Employee contribution in equal installments starting on the first day of such quarter and hold these amounts in trust for the Eligible Employee. As soon as practicable following March 31, June 30, September 30 and December 31 in each calendar year, the Corporation will credit the Eligible Employee with and therefore hold in trust for the Eligible Employee an amount equal to 60% of the Eligible Employee's contribution then held in trust by the Corporation (up to a maximum of $9,000 per year) and shall issue for the account of each Eligible Employee fully paid and non-assessable Common Shares equal in value to the aggregate contribution held in trust by the Corporation as of such date. The Corporation's contribution will vest on December 31st of the calendar year with respect to which they have been issued. No fraction of a Common Share shall be issued to the Eligible Employees, but any unused balance of the aggregate contribution shall be held in trust for the Eligible Employee until used in accordance with the Employee Share Purchase Plan.

The Employee Share Purchase Plan was initially approved by the Shareholders on June 30, 2015 and was implemented by the Corporation on October 1st, 2015.

The Stock Option Plan

The options granted under the Stock Option Plan, shall be exercised within a period of time fixed by the Board of Directors, not to exceed seven (7) years from the date the option is granted (the "Option Period"). The options shall vest and may be exercised during the Option Period in such manner as the Board of Directors may fix by resolution. The options which have vested may be exercised in whole or in part at any time and from time to time during the Option Period. To date, all granted options have a term of five years, except for the 250,000 Initial Options granted to Mr. Sandeep Singh on December 31st, 2019, which, as part of his hiring terms, have a term of seven (7) years.

 Upon a change of control, all outstanding options shall vest and become immediately exercisable.

The DSU Plan

Unless otherwise indicated by the HRS Committee upon grant and subject to the provision on termination of service of the DSU Plan, (i) the DSUs granted to a Participant in accordance with such Participant's election to receive all or a portion of the Participant's annual remuneration as director in DSUs, shall vest immediately upon such grant and (ii) the DSUs granted to a Participant as an annual grant shall generally vest, unless otherwise provided upon such grant, one day prior to the Corporation's next annual meeting of Shareholders. Notwithstanding the foregoing, the HRS Committee may, in its entire discretion, set a different vesting or accelerate the terms of vesting of any DSUs in circumstances deemed appropriate by the HRS Committee.

 Upon a change of control, all unvested DSUs become vested at the time of the Change of Control, irrespective of any vesting conditions.  The settlement of such DSUs however remains subject to the termination of the Director's mandate.

2020 Management Information Circular	| 55

 At any time after the termination of service of a Participant to whom DSUs have been granted, and which have vested, but no later than the last business day in December of the first calendar year commencing after such termination, on a date chosen by such Participant (the "Settlement Date"), the Corporation shall pay to the Participant or his or her legal representative the value of such Participant's vested DSUs, in cash or in Common Shares of the Corporation or a combination of cash and Common Shares, at the Corporation's election on the Settlement Date.

For U.S. based Directors, vested DSUs become payable during the year after the termination of their Board mandate or the next subsequent year, as determined by them at the time of the respective grant, but no later than the last business day in December of the first calendar year commencing after the termination of their mandate.

Should the Corporation chose to pay the Participant in cash, such Participant will receive an amount equal to the number of DSUs vested to his or her account as of that date multiplied by the market value of one (1) Common Share on the Settlement Date, the whole subject to withholding taxes. Should the Corporation chose to issue Common Shares in payment of the DSUs to a Participant, such Participant will receive such number of Common Shares equivalent to the number of DSUs vested to his or her account as of that date, subject to withholding taxes. A Participant shall not be entitled to require payment of any amount on account of DSUs credited to such Participant's account prior to his or her termination.

The RSU Plan

 Unless otherwise indicated by the HRS Committee upon grant and subject to the provision on death, termination not for cause, retirement or Long-Term Disability of the RSU Plan, each RSU shall vest on the third (3rd) anniversary of the grant date. Furthermore, in the case of RSUs subject to performance vesting conditions, such RSUs shall also be multiplied by the performance percentage determined by the Board of Directors of the Corporation upon vesting, provided, however, that should such performance percentage exceeds 100%, then the Corporation shall be entitled to settle such exceeding amount in cash.  However, the HRS Committee may, in its entire discretion, accelerate the terms of vesting of any RSUs in circumstances deemed appropriate by the HRS Committee.

 Upon a change of control, all outstanding RSUs vest, irrespective of any performance vesting conditions.

 Following the vesting date, the holder of RSUs shall receive, at the election of the Corporation on the settlement date, as applicable (i) a certificate registered in the name of the holder representing in the aggregate such number of Common Shares as the holder shall then be entitled to receive and/or (ii) a payment in the form of a cheque, or other payment method as determined by the HRS Committee, of any cash portion then payable to the holder, in each case, less any applicable withholding taxes and other deductions required by law to be withheld by the Corporation in connection with the satisfaction of the holder's RSUs. Once settled, the holder shall have no further entitlement in connection with such vested RSUs under the RSU Plan.

NUMBER OF SECURITIES ISSUED OR ISSUABLE

How many securities are authorized to be issued under the security-based compensation arrangements and what percentage of the Corporation's shares outstanding do they represent?

 The Employee Share Purchase Plan

The maximum number of Common Shares made available for the Employee Share Purchase Plan shall not exceed 0.5% of the issued and outstanding Common Shares of the Corporation at any one time. As part of approvals sought from Shareholders at the Meeting, Shareholders are being requested to approve a reduction of the number of Common Shares to be issued under the Employee Share Purchase Plan from 0.5% to 0.1% of the issued and outstanding Common Shares of the Corporation.  For more information concerning this amendment, refer to heading "Approval of Amendments to the Employee Share Purchase Plan".

Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Employee Share Purchase Plan will increase accordingly. The Employee Share Purchase Plan is considered an "evergreen" plan, since the Common Shares issued under the Employee Share Purchase Plan shall be available for subsequent grants under this plan.

56|	2020 Management Information Circular

 The TSX rules provide that all unallocated options, rights or other entitlements under a security based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated entitlements under the Employee Share Purchase Plan were submitted and ratified by the Shareholders on May 3rd, 2018.

The Stock Option Plan

The aggregate number of Common Shares to be delivered upon the exercise of all options granted under the Stock Option Plan shall not exceed the greater of 5% of the issued and outstanding Common Shares at the time of granting of options (on a non-diluted basis) or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time.  As part of approvals sought from Shareholders at the Meeting, Shareholders are being requested to approve a reduction of the number of Common Shares to be issued under the Stock Option Plan from 5% to 4% of the issued and outstanding Common Shares of the Corporation.  For more information concerning this amendment, refer to heading "Approval of the unallocated options and amendments to the Stock Option Plan".

If any option granted under the Stock Option Plan shall expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purpose of the Stock Option Plan.

As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Stock Option Plan will increase accordingly. The Stock Option Plan is considered an "evergreen" plan, since the Common Shares covered by options which have been exercised under the Stock Option Plan shall be available for subsequent grants under the Stock Option Plan.

 The TSX rules provide that all unallocated options, rights or other entitlements under a security based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated options under the Stock Option Plan were submitted and ratified by the Shareholders on May 4, 2017.

 The DSU Plan

The total number of Common Shares reserved and available for issuance pursuant to this DSU Plan shall not exceed a number of Common Shares equal to 0.5% of the total issued and outstanding Common Shares of the Corporation on the Settlement Date (on a non-diluted basis), or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time. Any increase in the issued and outstanding Common Shares will result in an increase in the number of Common Shares that may be issued pursuant to this DSU Plan or any other proposed or established share compensation arrangement of the Corporation.

 The TSX rules provide that all unallocated options, rights or other entitlements under a security based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated entitlements under the DSU Plan were submitted and ratified by the Shareholders on May 1st, 2019.

The RSU Plan

The total number of Common Shares reserved and available for grant and issuance pursuant to the RSU Plan shall not exceed a number of Common Shares equal to 2% of the total issued and outstanding Common Shares of the Corporation at the time of granting of RSUs (on a non-diluted basis), or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time. Any increase in the issued and outstanding Common Shares will result in an increase in the number of Common Shares that may be issued pursuant to the RSU Plan or any other proposed or established share compensation arrangement of the Corporation. As part of approvals sought from Shareholders at the Meeting, Shareholders are being requested to approve a reduction of the number of Common Shares to be issued under the RSU Plan from 2.0% to 1.8% of the issued and outstanding Common Shares of the Corporation.  For more information concerning this amendment, refer to heading "Approval of Amendments to the Restricted Share Unit Plan".

2020 Management Information Circular	| 57

The TSX rules provide that all unallocated options, rights or other entitlements under a security based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated entitlements under the RSU Plan were submitted and ratified on May 3rd, 2018.

Equity Compensation Plan Information

The following table shows, as of December 31, 2019, aggregated information for the Corporation's compensation plans under which equity securities of the Corporation are authorized for issuance from treasury. As of December 31, 2019, the Corporation had 157,478,312 Common Shares issued and outstanding.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, DSUs or RSUs (#) and (% of the issued and outstanding Common Shares(5))	Weighted Average Exercise Price of Outstanding Options ($)	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans (#) and (% of the issued and outstanding Common Shares(5))
Equity Compensation Plans of the Corporation approved by the Shareholders:
Employee Share Purchase Plan(1)	N/A	N/A	787,392 (or 0.5%)
Deferred Share Unit Plan(2)	325,207 (or 0.2%)	N/A	462,185 (or 0.3%)
Restricted Share Unit Plan(3)	1,190,038 (or 0.8%)	N/A	1,959,528 (or 1.2%)
Stock Option Plan(4)	3,867,566 (or 2.5%)	14.31	4,006,350 (or 2.5%)
Equity Compensation Plans of the Corporation not approved by the Shareholders	N/A	N/A	N/A
Total:	5,382,811 (or 3.4%)	14.31	7,215,455 (or 4.6%)
NOTES:
(1)

The aggregate number of Common Shares issuable under the Employee Share Purchase Plan shall not exceed 0.5% of the issued and outstanding Common Shares. Pursuant to the terms of the Employee Share Purchase Plan, Common Shares are issued on a quarterly basis at the weighted average closing price for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or to be purchased on the TSX at market price.  Accordingly, no exercise right is applicable to this plan.

(2)

The aggregate number of Common Shares issuable under the DSU Plan shall not exceed 0.5% of the issued and outstanding Common Shares. Unless otherwise decided by the Board of Directors, DSUs vest on the day prior to the next annual meeting of Shareholders following such grant and DSUs entitle the right to receive a payment in the form of Common Shares, cash or a combination of Common Shares and in cash.  The weighted average exercise price for DSUs is not applicable, given that the DSU settlement value is based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the settlement date. Settlement of DSUs is subject to withholding taxes.

(3)

The aggregate number of Common Shares issuable under the RSU Plan shall not exceed 2% of the issued and outstanding Common Shares. Unless otherwise decided by the Board of Directors, RSUs have a three-year vesting period and RSUs provide the right to receive a payment in the form of Common Shares, cash or a combination of Common Shares and in cash.  The weighted average exercise price for RSUs is not applicable, given that the RSU settlement value is based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the settlement date.  Settlement of RSUs is subject to withholding taxes.

(4)

The aggregate number of Common Shares to be delivered upon the exercise of all options granted under the Stock Option Plan shall not exceed 5% of the issued and outstanding Common Shares at the time of granting options (on a non-diluted basis).

(5)	Percentages are rounded to the nearest decimal.

In 2019, the Corporation granted 1,292,200 options to participants under the Stock Option Plan representing 0.82% of the issued and outstanding Common Shares as of December 31, 2019, the Corporation granted 592,300 RSUs to participants under the RSU Plan representing 0.38% of the issued and outstanding Common Shares as of December 31, 2019 and the Corporation granted 66,000 DSUs to participants under the DSU Plan representing 0.04% of the issued and outstanding Common Shares as of December 31, 2019.

As at May 8, 2020, 3,658,532 Common Shares were issuable upon the exercise of outstanding options representing 2.22% of the issued and outstanding Common Shares of the Corporation. Such options are exercisable at exercise prices ranging from $11.22 to $17.84 per share and are due to expire at the latest on December 31, 2026.

The Board of Directors has approved a reduction of the number of Common Shares issuable under the following plans:

Security Based Compensation Plan	Original Plan Limit(1)	New Plan Limit(1)
Employee Share Purchase Plan	0.5%	0.1%
Deferred Share Unit Plan	0.5%	0.5%
Restricted Share Unit Plan	2.0%	1.8%
Stock Option Plan	5.0%	4.0%
Total Plan Limit	8.0%	6.4%

NOTE:

(1) These plan limits are calculated on the total number of issued and outstanding Common Shares of the Corporation.

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INSIDER PARTICIPATION LIMIT

What is the maximum percentage of securities available under the security-based compensation arrangements to the Corporation's insiders?

 In order to comply with TSX rules:

(a) the aggregate number of Commons Shares issuable to insiders, from time to time, under all security based compensation arrangements may not exceed 10% of the total number of issued and outstanding Common Shares; and

(b) the number of Common Shares issued to insiders under all security based compensation arrangements during any one-year period may not exceed 10% of the total number of issued and outstanding Common Shares.

MAXIMUM ISSUABLE TO ONE PERSON

What is the maximum number of securities any one person is entitled to receive under the security-based compensation arrangements and what percentage of the Corporation's outstanding capital does this represent?

The Employee Share Purchase Plan

 As per the terms of the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee's contribution up to a maximum of $9,000 per year (assuming an Eligible Employee contributed the maximum monthly contribution of $1,250 ($15,000 annually). Common Shares are issued on a quarterly basis at the weighted average closing price of the Corporation's Common Share as listed on the TSX for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or be purchased on the TSX at market price.

The Stock Option Plan

The number of Common Shares subject to an option granted to a participant under the Stock Option Plan shall be determined in the resolution of the Board of Directors and no participant shall be granted an option which exceeds 4% of the issued and outstanding Common Shares of the Corporation at the time of granting of the option.

The DSU Plan

The number of Common Shares that may be issued to a Participant under the DSU Plan cannot exceed 0.5% of the issued and outstanding Common Shares at the time of settlement of the DSUs.

The RSU Plan

The number of Common Shares that may be issued to a Participant under the RSU Plan cannot exceed 1.8% of the issued and outstanding Common Shares at the time of settlement of the RSUs.

EXERCISE / PURCHASE PRICE

How is the exercise price determined under the security-based compensation arrangements?

The Employee Share Purchase Plan

The Common Shares issued under the Employee Share Purchase Plan shall be issued at the weighted average closing price of the Corporation's Common Share as listed on the TSX for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or be purchased on the TSX at market price.

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The Stock Option Plan

The exercise price of the options granted under the Stock Option Plan will be established by the Board of Directors subject to the rules of the regulatory authorities having jurisdiction over the securities of the Corporation, including the TSX. The exercise price at the time of the grant of the options shall not be less than the closing market price of the Common Shares listed on the TSX on the day prior to their grant.

The DSU Plan

The issue price pursuant to the DSU Plan is determined based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the date of grant or settlement.

The RSU Plan

The value of a RSU at the time of grant or at the time of settlement is equal to the closing price of the Common Shares listed on the TSX on the day prior to such grant or settlement.

CESSATION

Under what circumstances is an individual no longer entitled to participate?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, an Eligible Employee shall automatically cease to be entitled to participate in the Employee Share Purchase Plan, upon termination of the employment of the Eligible Employee with or without cause by the Corporation or the Designated Affiliate or cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of resignation or otherwise other than retirement of the Eligible Employee after having attained a stipulated age in accordance with the Corporation's normal retirement policy or earlier with the Corporation's consent.

 The Stock Option Plan

If a participant to the Stock Option Plan shall cease to be an officer, manager, consultant or employee of the Corporation or a subsidiary for any reason (other than disability, retirement with the consent of the Corporation or death) the options granted to such participant may be exercised in whole or in part by the participant during a period commencing on the date of such cessation and ending 180 days thereafter or on the expiry date, whichever comes first. If a participant to the Stock Option Plan shall cease to be an officer, manager, consultant or employee of the Corporation or a subsidiary by reason of disability or retirement with the consent of the Corporation, the options granted to such participant may be exercised in whole or in part by the participant, during a period commencing on the date of such termination and ending one year thereafter or on the expiry date, whichever comes first. In the event of the death of the participant, the options previously granted to such participant shall automatically vest and may be exercised in whole or in part by the legal person representative of the participant for a period of one year or until the expiry date, whichever comes first.

The DSU Plan

Unless otherwise determined by the HRS Committee, the following events shall constitute an event of Termination upon which all DSUs awarded to such Participant and vested at the time of such event of Termination shall be paid to such Participant, in accordance with the terms of the DSU Plan and the Letter of Grant:

(i) resignation of a Participant as member of the Board;

(ii) decision of a Participant not to stand for re-election as member of the Board;

(iii) non proposal of a Participant for re-election as member of the Board; or

(iv) death of a Participant.

The RSU Plan

Unless otherwise determined by the Board, the following provisions shall apply in the event that a participant ceases to be employed by the Corporation or by a subsidiary:

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a) Termination for cause and voluntary resignation - If a Participant ceases to be an employee as a result of termination for cause, or as a result of a voluntary termination, effective as of the date notice is given to the participant of such termination, as of the date on which the Corporation or the subsidiary receives communication of a voluntary resignation, all outstanding RSUs shall be terminated.

b) Death, termination not for cause, retirement or long-term disability - If a participant ceases to be an employee of the Corporation or a subsidiary as a result of death, termination not for cause, retirement or long-term disability, the vesting of RSUs shall be subject to the following:

i. For each outstanding RSUs granted — Fixed Component:

A. in the event the participant is not entitled to a benefits extension period, the vesting of the fixed component portion of each RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs until the date of death, termination not for cause, retirement or long-term disability, over the number of days of the original vesting schedule set forth in relation to such grant; or

B. in the event the participant is entitled to a benefits extension period, the vesting of the fixed component portion of each RSU grant will be prorated based on the sum of the number of days within the benefits extension period and those actually worked from the date of grant of such RSUs up until the date of death, termination not for cause, retirement or long-term disability, over the number of days of the original vesting schedule set forth in relation to such grant; and

ii. For each outstanding RSUs granted — Performance Vesting: the vesting of all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of death, termination not for cause, retirement or long term disability, over the original vesting schedule set forth in relation to such grant; the number of vested RSUs resulting from such prorated calculation will be multiplied by the performance percentage determined by the Board of Directors of the Corporation.

For greater clarity, a voluntary resignation will be considered as retirement if the participant has reached normal retirement age under the Corporation's benefit plans or policies, unless the HRS Committee decides otherwise at its sole discretion.

ASSIGNABILITY AND TRANSFERABILITY

Can options or rights held pursuant to the security-based compensation arrangements be assigned or transferred?

 All benefits, rights and options accruing to any participant in accordance with the terms and conditions of the Employee Share Purchase Plan, DSU Plan, RSU Plan and of the Stock Option Plan shall not be transferable unless under the laws of descent and distribution or pursuant to a will. All options, DSUs, RSUs and such benefits and rights may only be exercised in accordance with such plans.

AMENDMENT PROVISIONS

How are the security-based compensation arrangements amended? Is Shareholder approval required?

The Employee Share Purchase Plan

 The HRS Committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan has the following rights, without the approval of the Shareholders of the Corporation:

i) suspend or terminate and to re-instate the Employee Share Purchase Plan;

ii) any amendment to the Employee Share Purchase Plan not contemplated under the section requiring Shareholders' approval, including but not limited to:

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(a) to make any amendment of a "housekeeping" nature, including, without limitation, amending the wording of any provision of the Employee Share Purchase Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Employee Share Purchase Plan that is inconsistent with any other provision of the Employee Share Purchase Plan, correcting grammatical or typographical errors and amending the definitions contained in the Employee Share Purchase Plan;

(b) any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation;

(c) any amendment to the vesting provisions of the Employee Share Purchase Plan;

(d) any amendment to the provisions concerning the effect of the termination of an Eligible Employee employment or services on such Eligible Employee's status under the Employee Share Purchase Plan;

(e) any amendment respecting the administration or implementation of the Employee Share Purchase Plan.

The committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan, may with the approval of the Shareholders of the Corporation by ordinary resolution, make any other amendment to the Employee Share Purchase Plan not mentioned hereinabove, including, but not limited to:

i) any increase to the number of Common Shares issuable from treasury under the Plan or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

ii) an amendment to the level of the Corporation's contribution set to an amount that is equal to 60% of the Eligible Employee's contribution;

iii) any amendment to the contribution mechanism relating to the Corporation's contribution;

iv) any amendment to the categories of persons who are Eligible Employees; or

v) any amendment that may modify or delete any of this Section requiring Shareholders' approval.

Notwithstanding the foregoing, any amendment to the Employee Share Purchase Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the TSX.

The Stock Option Plan

The Board of Directors may, without the approval of the Shareholders of the Corporation but subject to receipt of requisite approval from the TSX, in its sole discretion make the following amendments to the Stock Option Plan:

i) any amendment of a "housekeeping" nature;

ii) a change to the vesting provisions of an option or the Stock Option Plan;

iii) a change to the termination provisions of an option or the Stock Option Plan which does not entail an extension beyond the original expiry date; and

iv) the addition of cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Stock Option Plan reserve.

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders shall be required for any of the following amendments to be made to the Stock Option Plan:

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i) any amendment to the number of shares issuable under the Stock Option Plan, including an increase in the fixed maximum number of shares or a change from a fixed maximum number of shares to a fixed maximum percentage;

ii) a reduction in the exercise price of an option (for this purpose, a cancellation or termination of an option of a participant prior to its expiry for the purpose of reissuing options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option), other than for standard anti-dilution purposes;

iii) an increase in the maximum number of shares that may be issued to insiders within any one-year period or that are issuable to insiders at any time;

iv) an extension of the term of any option beyond the original expiry date (except, for greater certainty, in cases of blackout period in conformity with the terms of the Stock Option Plan);

v) any change to the definition of "Participant" included in the Stock Option Plan which would have the potential of broadening or increasing insider participation;

vi) the addition of any form of financial assistance;

vii) any amendment to a financial assistance provision which is more favorable to optionees;

viii) the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

ix) the addition of a deferred or restricted share unit or any other provision which results in optionees receiving securities while no cash consideration is received by the Corporation;

x) any amendment to the transferability provision of the Stock Option Plan;

xi) any amendment that may modify or delete any of the amendment disposition requiring Shareholders' approval; and

xii) any other amendments that may lead to significant or unreasonable dilution in the Corporation's outstanding securities or may provide additional benefits to the participants of the Stock Option Plan, especially insiders, at the expense of the Corporation and its existing Shareholders.

The DSU Plan

The Board may, without shareholder approval but subject to receipt of requisite approval from the TSX, in its sole discretion make all other amendments to the DSU Plan that are not of the type contemplated in the amendment provision requiring Shareholders' approval, including, without limitation:

(i) amend, suspend or terminate the Plan in whole or in part or amend the terms of DSUs credited in accordance with the Plan. If any such amendment, suspension or termination will materially or adversely affect the rights of a Participant with respect to DSUs credited to such Participant, the written consent of such Participant to such amendment, suspension or termination shall be obtained. Notwithstanding the foregoing, the obtaining of the written consent of any Participant to an amendment, suspension or termination which materially or adversely affects the rights of such Participant with respect to any credited DSUs shall not be required if such amendment, suspension or termination is required in order to comply with applicable laws, regulations, rules, orders of government or regulatory authorities or the requirements of any stock exchange on which shares of the Corporation are listed. If the HRS Committee terminates the Plan, DSUs previously credited to Participants shall remain outstanding and in effect and be settled in due course in accordance with the terms of this Plan (which shall continue to have effect, but only for such purposes) on the Settlement Date.

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders of the Corporation (by simple majority vote) shall be required for any of the following amendments to be made to the DSU Plan:

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(i) any amendment to the number of shares issuable under the DSU Plan, including an increase in the fixed maximum number of shares or a change from a fixed maximum number of shares to a fixed maximum percentage;

(ii) any change to the definition of "Participant" which would have the potential of broadening or increasing insider participation; and

(iii) any amendment that may modify or delete any of the amendment provision requiring Shareholders' approval.

The RSU Plan

The Board may, without Shareholder approval but subject to receipt of requisite approval from the TSX, in its sole discretion make all other amendments to the RSU Plan that are not of the type contemplated in the amendment provision requiring Shareholders' approval, including, without limitation:

(i) amend, suspend or terminate the RSU Plan in whole or in part or amend the terms of RSUs credited in accordance with the RSU Plan. If any such amendment, suspension or termination will materially or adversely affect the rights of a participant with respect to RSUs credited to such participant, the written consent of such participant to such amendment, suspension or termination shall be obtained. Notwithstanding the foregoing, the obtaining of the written consent of any participant to an amendment, suspension or termination which materially or adversely affects the rights of such participant with respect to any credited RSUs shall not be required if such amendment, suspension or termination is required in order to comply with applicable laws, regulations, rules, orders of government or regulatory authorities or the requirements of any stock exchange on which shares of the Corporation are listed. If the HRS Committee terminates the RSU Plan, RSUs previously credited to participants shall remain outstanding and in effect and be settled in due course in accordance with the terms of this RSU Plan (which shall continue to have effect, but only for such purposes) on the settlement date.

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders of the Corporation (by simple majority vote) shall be required for any of the following amendments to be made to the RSU Plan:

(i) any amendment to the number of shares issuable under the RSU Plan, including an increase in the fixed maximum number of shares or a change from a fixed maximum number of shares to a fixed maximum percentage;

(ii) any change to the definition of "Participant" which would have the potential of broadening or increasing insider participation; and

(iii) any amendment that may modify or delete any of the amendment provision requiring Shareholders' approval.

Were any amendments made to the security-based compensation arrangements in the last financial year?

 On May 1st, 2019 and July 31, 2019, the Board of Directors resolved to amend the Corporation's DSU and RSU Plans. The amendments made to these plans are described below:

In the course of the last fiscal year, the Board of Directors approved the following amendments to the Corporation's DSU and RSU Plans, in accordance with the amendment procedures in such Plans.  The DSU Plan was approved for the first time by the Shareholders at the last annual meeting held on May1st, 2019, as at such time the DSU Plan was amended to provide for the settlement of DSUs not only in cash but also in Common Shares.  The other modifications made during the last fiscal year to the DSU Plan and the RSU Plan did not required Shareholders approval in accordance with the provisions of such Plans and were adopted by the Board of Directors on July 31, 2019 as well as by the TSX.

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Modifications to the DSU Plan not requiring Shareholders' approval were adopted by the Board on July 31, 2019 and consisted of the following changes:

  Amendments of "housekeeping" nature for the purpose of clarifying the meaning of existing provisions, to correct and supplement certain provisions that were inconsistent with other provisions.
  Amendments to clarify the termination provision of DSUs in order to remove certain termination events that are not applicable to non-executive directors.
  Addition of specific provisions for U.S. resident participants in order to comply with U.S. taxation requirements.

Modifications to the RSU Plan not requiring Shareholders' approval were adopted by the Board on July 31, 2019 and consisted of the following changes:

  Amendments to provide that the determination of the settlement being made in Common Shares, in cash or in a combination of Common Shares and cash, will be made at the sole discretion of the HRS Committee at the time of settlement instead of at the time of grant.
  Amendments to provide that the calculation of the maximum aggregate number of Common Shares that may be issued under the RSU Plan to a participant shall be made at the time of settlement of the RSUs instead of at the time of grant.

FINANCIAL ASSISTANCE

Does the Corporation provide any financial assistance to participants to purchase shares under the security-based compensation arrangements?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, the Corporation will contribute to the Eligible Employee contribution an amount equal to 60% of the Eligible Employee's contribution cumulated at the end of each interim period of the Corporation up to a maximum of $9,000 per year.

The Stock Option Plan

There is no provision allowing financial assistance under the Stock Option Plan.

The DSU Plan and RSU Plan

Not applicable

CHANGE OF CONTROL PROVISIONS

Are there any adjustment provisions under the security-based compensation arrangements?

 The Employee Share Purchase Plan

 Under the Employee Share Purchase Plan, if there is a change of control of the Corporation, all unvested Common Shares held in trust for an Eligible Employee shall be immediately deliverable to the Eligible Employee. The Corporation's contribution shall immediately be made and the Common Shares shall be issued for the then aggregate contribution based on the Current Market Value (as defined in the Employee Share Purchase Plan) of the Common Shares on the date of the change of control prior to the completion of the transaction which results in the change of control and that such Common Shares shall be immediately delivered to the Eligible Employees.

 In addition, in the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the committee authorized by the Board to oversee the Employee Share Purchase Plan in the number of Common Shares available under the Employee Share Purchase Plan. If such an adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Employee Share Purchase Plan.

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The Stock Option Plan

 Under the Stock Option Plan, if there is a change of control of the Corporation, all unvested options outstanding at the time of the change of control shall vest and become immediately exercisable.

 Under the Stock Option Plan, in the event that the outstanding Common Shares are changed into or exchanged for a different number or kind of shares or other securities of the Corporation, or in the event that there is a reorganization, amalgamation, consolidation, subdivision, reclassification, dividend payable in capital stock or other change in capital stock of the Corporation, then each participant holding an option shall thereafter upon the exercise of the option granted to him, be entitled to receive, in lieu of the number of shares to which the participant was theretofore entitled upon such exercise, the kind and amount of shares or other securities or property which the participant would have been entitled to receive as a result of any such event if, on the effective date thereof, the participant had been the holder of the shares to which he was theretofore entitled upon such exercise.

 In the event the Corporation proposes to amalgamate, merge or consolidate with any other Corporation (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the shares of the Corporation or any part thereof shall be made to all Shareholders, the Corporation shall have the right, upon written notice thereof to each participant, to require the exercise of the option granted pursuant to the Stock Option Plan within the thirty (30) day period following the date of such notice and to determine that upon such thirty (30) day period, all rights of the participant to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have any further force or effect whatsoever.

 The DSU Plan

 Under the DSU Plan, if a Change of Control takes place, all unvested DSUs become vested at the time of the Change of Control.  The settlement of such DSUs however remains subject to the termination of the Director's mandate.

 Whenever dividends are paid on Common Shares, additional DSUs will be automatically granted to each participant who holds DSUs on the record date for such distribution of dividend. The number of such DSUs (rounded to the nearest whole DSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividend that would have been paid to such participant if the participant's DSUs had been Common Shares by the market value on the date on which the distributions were paid on the Common Shares. DSUs granted to a participant under the section on credits shall be subject to the same vesting as the DSUs to which they relate.

The RSU Plan

 Under the RSU Plan, if there is a change of control of the Corporation, all outstanding RSUs vest, irrespective of any performance vesting conditions.

 In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than normal cash dividends) of the Corporation's assets to Shareholders or any other change affecting the Common Shares, such adjustments as are required to reflect such change shall be made with respect to the number of RSUs in the accounts maintained for each participant, provided that no fractional RSUs shall be issued to participants and the number of RSUs to be issued in such event shall be rounded down to the next whole number of RSUs.

 Whenever dividends are paid on Common Shares, additional RSUs will be automatically granted to each participant who holds RSUs on the record date for such dividend. The number of such RSUs (rounded to the nearest whole RSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividends that would have been paid to such participant if the participant's RSUs had been Common Shares by the market value on the date on which the dividends were paid on the Common Shares. RSUs granted to a participant under the section on credits for dividends shall be subject to the same vesting as the RSUs to which they relate.

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BLACK-OUT PERIODS

Are there any blackout period provisions under the security-based compensation arrangements?

 Under the Stock Option Plan, in the event that the term of an option expires during such period of time during which insiders are prohibited from trading in shares as provided by the Corporation's Securities Trading Policy, as it may be implemented and amended from time to time or within 10 business days thereafter, the option shall expire on the date that is 10 business days following the Blackout Period (as defined in the Stock Option Plan). Although the Blackout Period would only cover insiders of the Corporation, the extension would apply to all participants who have options which expire during the Blackout Period.

PENSION PLAN BENEFITS

The Corporation has not adopted any retirement plan or pension plan providing for payment of benefits.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into employment agreements with its Named Executives on terms and conditions comparable to market practice for public issuers in the same industry and market and of the same size as the Corporation.

In the case of termination of employment initiated by the Corporation for reasons other than just cause, the Corporation will make the following severance payments to its Named Executives:

  Chair of the Board and Chief Executive Officer: 1.5 x (annual base salary level + average annualized bonus paid or declared in the last two years); and
  other Named Executives: 1.0 x (annual base salary level + average annualized bonus paid or declared in the last two years).

The Corporation shall also continue all of the Named Executive's benefits for a corresponding period of time equal to one (1) year (one and a half (1.5) year for the Chair of the Board) from of the cessation of the Named Executive's employment (the "Extended Benefits Period"). Any RSUs held by the Named Executive, as applicable, shall vest and be payable pursuant to the provisions of the RSU plan, as amended from time to time. The Named Executive shall also be entitled to exercise options vesting during Extended Benefit Period pursuant to the provisions of the Stock Option Plan.

In the case of termination of employment initiated by the Corporation for reasons other than just cause, including constructive dismissal, within 18 months following a Change of Control ("CoC"), the Named Executive will be entitled to the following severance payment ("CoC severance"):

  Chair of the Board and Chief Executive Officer and the President: 2.0 x (annual base salary level + average annualized bonus paid or declared in the last two years);
  other Named Executives: 1.5 x (annual base salary level + average annualized bonus paid or declared in last two years); and
  in the event the CoC event is deemed by the Board of Directors to be "hostile", CoC severance payments may also be made to Named Executives who voluntarily resigns within 6 months following the "hostile" CoC.

Upon a CoC, all unvested options and RSUs vest, irrespective of any performance conditions. The Corporation shall also continue all of the Named Executives' benefits for a corresponding period of time equal to one and a half (1.5) year (two (2) years for the Chair of the Board and Chief Executive Officer and President).

In addition to any severance payment, the Named Executive will be entitled to the current year short-term incentive payment in accordance with the actual achievements for the period they were employed.

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Termination by the Corporation Without Cause

If a Named Executive is terminated by the Corporation without cause, such Named Executive will be entitled to:

Compensation(1)	Sean Roosen $)	Sandeep Singh ($)	Elif Lévesque ($)	Luc Lessard ($)	André Le Bel ($)
Cash Severance Annual base salary level (2) Average Annualized Bonus(3)	1,077,000 710,325	600,000 600,000	359,000 236,800	513,000 338,300	318,000 209,750
Unvested Equity acceleration Options(4) RSUs(5)	- 1,747,642	- 631,000	- 830,832	- - 923,134	- 741,835
Benefits Insurance and Others(6)	61,700	57,200	57,600	57,800	57,400
TOTAL	3,596,667	1,888,200	1,484,232	1,832,234	1,326,985
NOTES:
(1)

All amounts are calculated as at December 31, 2019; all Named Executives are entitled to one (1) time (1.5 times for Chair of the Board and Chief Executive Officer), the sum of the Named Executive's (i) annual base salary level and (ii) average annualized bonus paid or declared in the last two years (or target bonus if the Named Executive had not completed two full years of employment); they are also entitled to the acceleration of all unvested equity and the maintaining of most benefits for a term of 12 months (18 months for Chair of the Board and Chief Executive Officer and President). In addition, all Named Executives are also entitled to receive payment of any accrued unpaid vacation. Amounts reflected in the table do not take into consideration any part of the compensation assumed by an associate company of the Corporation.

(2)

As at December 31, 2019, the respective annual base salary level of the Named Executives was as follows: Mr. Roosen: $718,000, Mr. Singh: $600,000, Ms. Lévesque: $359,000, Mr. Lessard: $513,000, and Mr. Le Bel: $318,000.

(3)

For the Named Executives, these amounts reflect one (1) time (1.5 times for the Chair of the Board and Chief Executive Officer) the average annualized bonus paid or declared in the last two years (or target bonus if the Named Executive had not completed two full years of employment). In addition to any severance payment, the Named Executive will be entitled to the current year payment in accordance with the actual achievements for the period they were employed.

(4)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of unvested options which would vest during the Extended Benefit Period by the difference between $12.62, being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2019 and the respective exercise price of such options.

(5)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of RSUs which would vest during the Extended Benefit Period (also taking into account achievement of all long-term objectives) by $12.62 being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2019.

(6)

These amounts represent the dollar value of the insurance benefit of the Named Executives which would be continued for a term of 12 months (18 months for the Chair of the Board and Chief Executive Officer); benefits include group insurance (but exclude long-term disability) and outplacement benefits in an amount of $50,000 and other benefits.

Termination of Employment Following Change in Control

The Named Executive will be entitled to the following severance payment (i) if they are terminated by the Corporation for reasons other than just cause, including constructive dismissal within 18 months following a CoC, or (ii) if the Named Executives voluntary resign within 6 months following a CoC which has been deemed "hostile" by the Board of Directors of the Corporation:

Compensation(1)	Sean Roosen ($)	Sandeep Singh ($)	Elif Lévesque ($)	Luc Lessard ($)	André Le Bel ($)
Cash Severance Annual base salary level (2) Average Annualized Bonus(3)	1,436,000 947,100	1,200,000 1,200,000	538,500 355,200	769,500 507,450	477,000 314,625
Unvested Equity acceleration Options(4) RSUs(5)	- 2,491,188	- 1,893,000	- 1,269,572	- 1,492,946	- 1,130,752
Benefits Insurance and Others(6)	65,600	64,300	61,500	61,700	61,100
TOTAL	4,939,888	4,357,300	2,224,772	2,831,596	1,983,477
NOTES:
(1)

All amounts are calculated as at December 31, 2019; all Named Executives are entitled to 1.5 time (2.0 times for Chair of the Board and Chief Executive Officer and the President) the sum of the Named Executive's (i) annual base salary level and (ii) average annualized bonus paid or declared in the last two years (or target bonus if the Named Executive had not completed two full years of employment) they are also entitled to the acceleration of all unvested equity and the maintaining of most benefits for a term of 18 months (24 months for the Chair of the Board and Chief Executive Officer). In addition, all Named Executives are also entitled to receive payment of any accrued unpaid vacation. Amounts reflected in the table do not take into consideration any part of the compensation assumed by an associate company of the Corporation.

(2)

As at December 31, 2019, the respective annual base salary level of the Named Executive was as follows: Mr. Roosen: $718,000, Mr. Singh: $600,000, Ms. Lévesque: $359,000, Mr. Lessard: $513,000, and Mr. Le Bel: $318,000.

(3)

For the Named Executives, these amounts reflect 1.5 times (two (2) times for the Chair of the Board and Chief Executive Officer and the President) the average annualized bonus paid or declared in the last two years (or target bonus if the Named Executive had not completed two full years of employment). In addition to any severance payment, the Named Executive will be entitled to the current year short-term incentive payment in accordance with the actual achievements for the period they were employed.

(4)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of unvested options, which would vest during the Extended Benefit Period by the difference between $12.62, being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2019 and the respective exercise price of such options.

(5)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of RSUs (the vesting of which would be accelerated as a result of such CoC, irrespective of any performance condition) by $12.62 being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2019.

(6)

These amounts represent the dollar value of the insurance benefit of the Named Executives which would be continued for a term of 18 months (24 months for the Chair of the Board and Chief Executive Officer and the President); benefits include group insurance (but exclude long-term disability) and outplacement benefits in an amount of $50,000 and other benefits.

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Each of the Named Executives undertakes, following the date of his termination for any reason, not to solicit the Corporation's agents, administrators, officers, directors, managers or business executives, consultants or employees for a period of 12 months nor shall it enter into competition with the Corporation for 3 months.

For greater certainty and notwithstanding anything to the contrary, any payment to be made to a Named Executive as a result of a termination by the Corporation without cause or termination of employment following change in control will be adjusted to take into account the particulars of the employment situation of such Named Executive with associate companies.

Policy on Recovery of Incentive Compensation

In May 2015, the Board, following the recommendation of the HRS Committee, adopted a written Policy on Recovery of Incentive Compensation (the "Policy" - also commonly known as a "Clawback Policy") which will apply to the Chair of the Board and Chief Executive Officer, the President, Senior Vice Presidents and Vice Presidents (the "Executive Officers") of the Corporation (including former Executive Officers). While the original text of this Policy allowed the Board, in its discretion, to establish and reserve the right to recover all or portion of awards made only under the short-term incentive program (the "Annual Incentive Compensation") paid to an Executive Officer with respect to the most recent financial year upon the occurrence of certain events, the Policy was amended in March 2018 to allow the Board, in its discretion, to establish and reserve the right to recover all or portion of (i) an Annual Incentive Compensation and (ii) all cash based and equity based compensation awarded to the Corporation's Executive Officers (collectively, the "Incentive Compensation") in direct relation to and upon the occurrence of the following which shall be deemed an event that would require a recalculation:

(i) such amount received by an Executive Officer was calculated based on, or contingent on, achieving: (a) certain financial results that are subsequently the subject of or affected by a restatement of all or a portion of the Corporation's financial statements or (b) reported reserves or resources which are subsequently determined to be overstated;

(ii) an Executive Officer was involved in gross negligence, intentional misconduct or fraud that caused or partially resulted in such restatement, misstatement or overstatement; and

(iii) the Incentive Compensation payment received would have been lower had the financial results, production results or reserves and resources been properly reported.

The amended and revised Policy affects future awards made under the short-term and long-term incentive program.  Further, Management of the Corporation will continue to monitor, in conjunction with the HRS Committee, the evolution of regulatory framework in Canada with respect to compensation policies and ensure that the Policy is reviewed annually and is properly aligned with Shareholders' best interests.

On February 13, 2019, Goldcorp Inc. announced an impairment expense of US$1.4 billion, net of income taxes, against the carrying value of the Éléonore mine, as a result of the previously announced acquisition of the company by Newmont Mining Corporation and due to the decrease in mineral reserves and resources and the reduction in the estimated fair value of Éléonore's exploration potential.  The Corporation proceeded with its own impairment testing and determined to take impairment charges of $166.3 million ($123.7 million, net of income taxes), including $148.5 million on the Éléonore NSR royalty interest ($109.1 million, net of income taxes) as detailed in its consolidated financial statements for the years ended December 31, 2018 and 2017.

Based on the foregoing, the HRS Committee proceeded with a detailed analysis of the facts leading to the Corporation's decision to take such impairment charges in order to determine whether any such fact, taken alone or in the aggregate, could be considered under the terms of the Policy, as an event that would require a recalculation of the annual incentive compensation paid to Executive Officers of the Corporation in the most recent financial year.  Further to its detailed analysis, the HRS Committee concluded that no such fact, taken alone or in the aggregate, would require a recalculation of the annual incentive compensation paid to Executive Officers of the Corporation in the most recent financial year.

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SECURITIES OWNERSHIP

Formal securities ownership guidelines (the "Guidelines") were assented by the Board of Directors on May 6, 2015 in order to further align the long-term interests of the Corporation's Shareholders and that of its directors and officers. On March 18, 2020, further to a review of the Guidelines by the HRS Committee, changes were proposed to enhance the Guidelines.  Given recent changes in the organizational structure of the Corporation, the HRS Committee and the Board amended the ownership requirement level, since the base salary together with the long-term and short-term incentives of certain Vice Presidents doesn't measure to the level as other Vice Presidents. In addition, the HRS Committee and the Board also amended the method of calculation for the determination of the value of the securities held, now being based on the TSX closing price of the Common Shares of the Corporation on December 31st or, if this date is not a trading day, on the last TSX trading day of the year.

The ownership requirements can be met through the holding of Common Shares, DSUs and RSUs.

The following table illustrates the amounts and levels established for the minimum requirement for non-executive directors and Named Executives:

Categories	Securities Ownership Levels (as Multiple of Annual Base Salary Level/Retainer)
Lead Director and Directors	2 Times Basic Retainer and DSUs
Chief Executive Officer	3 Times Annual Base Salary Level
President and Senior Vice Presidents	2.5 Times Annual Base Salary Level
CFO, Vice President, Legal Affairs and Corporate Secretary	2 Times Annual Base Salary Level
Vice President, Technical Services	1.5 Times Annual Base Salary Level
Other Vice Presidents	1.0 Times Annual Base Salary Level

Newly elected or appointed directors, newly appointed Named Executives and other Vice Presidents have three years to comply with the ownership requirements from the date of election or appointment. Further to a salary increase, each Named Executive and other Vice President whose salary has been so increased shall also have three years to comply with the increased level of ownership requirements deriving from such salary increase, starting from the effective date of such increase. The following table sets out the securities ownership status of non-executive directors and Named Executives as at December 31, 2019 at a closing price of $12.62:

The Securities Ownership of Directors and Named Executives:

Name and Position	HOLDINGS			Total Value(1)	Securities Ownership Level(2) ($)	Compliance with the Guidelines
	Number of Common Shares	Number of DSUs	Number of RSUs (Fixed Component only)	($)		Yes / No / Target Date
Françoise Bertrand Director since November 24, 2014	1,200	55,597	n/a	716,778	320,000	Yes
John Burzynski Director since April 30, 2014	18,866	25,865	n/a	564,505	320,000	Yes
Christopher C. Curfman Director since May 4, 2016	10,500	38,660	n/a	620,399	320,000	Yes
Joanne Ferstman(3) Lead Director since April 30, 2014	19,500	83,713	n/a	1,302,548	560,000	Yes
Pierre Labbé(3) Director since February 17, 2015	6,145	45,663	n/a	653,817	320,000	Yes
André Le Bel(3) Vice President, Legal Affairs and Corporate Secretary since February 17, 2015	53,994	n/a	45,795	1,259,337	636,000	Yes
Luc Lessard Senior Vice President, Technical Services since June 30, 2015	48,860	n/a	60,350	1,378,230	1,282,500	Yes
Elif Lévesque (3)(4) Chief Financial Officer and Vice President, Finance	22,720	n/a	51,408	935,495	718,000	Yes
Charles E. Page Director since April 30, 2014	55,215	55,810	n/a	1,401,136	320,000	Yes

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Name and Position	HOLDINGS			Total Value(1)	Securities Ownership Level(2) ($)	Compliance with the Guidelines
	Number of Common Shares	Number of DSUs	Number of RSUs (Fixed Component only)	($)
Sean Roosen Chair and Chief Executive Officer since April 30, 2014	649,659	n/a	100,801	9,470,805	2,154,000	Yes
Sandeep Singh(5) President Officer since December 31, 2019	–	n/a	225,000	2,839,500	1,500,000	Yes

NOTES:
(1)	As provided in the Guidelines, the value of holdings is based TSX closing price of the Common Shares of the Corporation on December 31st, 2019, being $12.62.
(2)	For Named Executives and other executives, the level of securities ownership is based on salaries effective as of January 1st, 2020.
(3)

Further to the closing by the Corporation of its $300 million offering of convertible senior unsecured debentures on November 3, 2017, the following directors, Named Executives and other executives subscribed, directly or indirectly, in said financing however, their respective investment is not taken into account in determining their compliance with the Guidelines: Joanne Ferstman: $100,000, Pierre Labbé: $25,000, André Le Bel: $25,000 and Elif Lévesque: $50,000.

(4)

Ms. Elif Lévesque resigned as Chief Financial Officer and Vice President, Finance of the Corporation on February 20, 2020.  On February 20, 2020, Mr. Frédéric Ruel was appointed as Chief Financial Officer and Vice President, Finance of the Corporation.  As of the date of this Circular, Mr. Ruel held 16,890 Common Shares and 29,796 RSUs (representing the time-based component of his RSUs) having an aggregate value of $621,858.

(5)

Mr. Sandeep Singh was appointed President of the Corporation on December 31, 2019. As part of his hiring terms, Mr. Singh was granted 225,000 Initial RSUs on December 31, 2019, including 75,000 RSUs the vesting of which was subject to the acquisition of 75,000 Common Shares of the Corporation.  The Initial RSUs vest in three equal tranches over three years, except for the portion representing 75,000 RSUs which have vested on January 14, 2020. As of the date of this Circular, Mr. Singh held 114,852 Common Shares and 151,565 RSUs having an aggregate value of $3,548,674.

Messrs. William Murray John and John R. Baird were appointed to the Board of Directors on February 19, 2020 and April 6, 2020, respectively.  As of the date of this Circular, Mr. Baird held 2,818 Common Shares and 18,055 DSUs, having an aggregate value of $278,028 and Mr. John held 25,000 Common Shares and 16,810 DSUs having an aggregate value of $556,909.

As at December 31, 2019, the aggregate value of the total number of securities held by non-executive directors and Named Executives (including only the fixed component of RSUs) represents a value of $21,142,550 ($23,468,228 as of May 8, 2020).

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation is committed to sound corporate governance practices. The Board of Directors has carefully considered the Corporate Governance Guidelines set forth in Policy Statement 58-201 to Corporate Governance Guidelines. A description of the Corporation's corporate governance practices is set out below in response to the requirements of Regulation 58-101 respecting Disclosure of Corporate Governance Practices and in the form set forth in Form 58-101F1 "Corporate Governance Disclosure".

Majority Voting and Director Resignation Policy for Election of Directors

The Majority Voting and Director Resignation Policy for uncontested director elections is in effect since April 2014 and was last amended on March 30, 2016 to reflect comments received from the TSX. Under such policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast at the meeting of Shareholders, the director shall promptly tender his or her resignation for consideration by the Governance and Nomination HRS Committee and the Board. The Governance and Nomination Committee will consider such resignation and make a recommendation to the Board of Directors. The policy is available on the Corporation's website at www.osiskogr.com.

Composition of the Board of Directors

As of May 8, 2020, the Board of Directors consists of a majority of independent directors given that, of the nine (9) directors currently serving on the Board of Directors, eight (8) are considered independent directors (88% of the Board of Directors are independent).

The independence of each director is determined by the Board based on the results of independence questionnaires completed by each director annually and on other information reviewed on an ongoing basis.

Policy regarding Tenure on the Board of Directors

The Board of Directors is committed to a process of Board renewal and succession-planning for non-executive directors in order to balance the benefits of experience with the need for new perspectives to the Board while maintaining an appropriate degree of continuity and adequate opportunity for transition of Board and Board Committee roles and responsibilities. Accordingly, the Corporation adopted on March 30, 2016 a policy regarding the tenure on the Board of Directors (the "Board Tenure Policy").

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The Governance and Nomination Committee is responsible for recommending nominees for election to the Board and, in furtherance of such responsibility, it analyzes the competencies and skills of existing non-executive directors, oversees an annual director evaluation process, and assesses the current and future needs of the Board, including the need to comply with the Corporation's Policy regarding the diversity of the Board of Directors (as more fully described below).

In order to assist the Governance and Nomination Committee and the Board in succession-planning for non-executive directors and appropriate Board renewal, the Board has adopted limits on Board tenure. Non-executive directors will not be re-nominated for election at an annual meeting after the earlier of the following has occurred:

(a) such director has served 12 years following the later of (i) March 30, 2016 and (ii) the date on which the director first began serving on the Board (the "Term Limit"); or

(b) such director has reached the age of 72 years old on or before the date of the annual or special meeting of Shareholders of the Corporation called in respect of the election of directors (the "Retirement Age");

provided that, for greater certainty, there should be no expectation that a non-executive director will serve on the Board for the periods contemplated by the Term Limit or until such director reaches the Retirement Age (collectively the "Board Tenure Limits").

Notwithstanding the foregoing, the Board Tenure Limits shall not apply to a non-executive director who has yet to be elected annually for the fifth consecutive time by the Shareholders in accordance with the Corporation's Majority Voting and Director Resignation Policy. Once a non-executive director has been elected or re-elected for five (5) times, these Board Tenure Limits apply notwithstanding that such director has continued to receive satisfactory annual performance evaluations, has needed skills and experience and meets other Board policies or legal requirements for Board service.

Exceptionally, on a case-by-case basis and on the recommendation of the Governance and Nomination Committee, a non-executive director who has reached the Term Limit or the Retirement Age may be nominated to serve on the Board for up to a maximum of two (2) additional years.

In determining whether to make such a recommendation to the Board, the Governance and Nomination Committee shall consider the following factors, among others:

(a) the director has received positive annual performance assessments;

(b) the Governance and Nomination Committee believes it is in the best interests of the Corporation that the director continues to serve on the Board; and

(c) the director has been re-elected annually by the Corporation's Shareholders in accordance with the Corporation's Majority Voting and Director Resignation Policy.

Notwithstanding the foregoing, the Board retains full discretion in approving such recommendation by the Governance and Nomination Committee.

In addition, directors are expected to inform the Chair of the Board or the Lead Director of any major change in their principal occupation so that the Board would have the opportunity to decide the appropriateness of such director's continuance as a member of the Board or of a Board Committee. Directors are also expected to provide the Chair of the Board or the Lead Director with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Governance and Nomination Committee will apply Board nominee selection criteria, including directors' past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term. A copy of the Board Tenure Policy is available on the Corporation's website at www.osiskogr.com.

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Independence of Directors - Majority of Directors is Independent

The Board has approved independence standards that require that a majority of its directors be independent. The independence of a director is determined in accordance with Regulation 52-110 or Regulation 58-101 further to voluntary disclosure by each director. Furthermore, the Board of Directors may determine that a director has no material relationship with the Corporation, including as a partner, Shareholder or officer of an organization that has a relationship with the Corporation. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Canadian Securities Administrators director independence rules. The Board determines the independence of a director when it approves director nominees for inclusion in this Circular. Based on the results of independence questionnaires completed by each nominee and other information, the Board determined that eight (8) of the nine (9) nominees proposed for election as directors have no material relationship with the Corporation and are, therefore, independent.

The following table indicates the independence status of each of the nine (9) nominees for election to the Board of Directors:

Name	Independent	Non-Independent	Reason for Non-Independence
John R. Baird	✓		N/A
Françoise Bertrand	✓		N/A
John Burzynski	✓		N/A
Christopher C. Curfman	✓		N/A
Joanne Ferstman	✓		N/A
William Murray John	✓		N/A
Pierre Labbé	✓		N/A
Charles E. Page	✓		N/A
Sean Roosen		✓	Chair of the Board and Chief Executive Officer of the Corporation

Mr. Roosen is a non-independent director given his position as Chair of the Board and Chief Executive Officer.

Furthermore, in connection with the listing of the shares of the Corporation on the NYSE on July 6, 2016, the Corporation ensured that at least a majority of its directors satisfied the director independence requirements under Section 303A.02 of the NYSE corporate governance standards. On an annual basis, the Board of Directors reviews and determines the independence of each director for both Canadian and U.S. purposes.

The NYSE requires the Corporation, as a "foreign private issuer" that is not required to comply with all of the NYSE's corporate governance standards applicable to U.S. domestic issuers, to disclose any significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers. Except for one practice relating to internal audit function, the differences between the Corporation's practices and those required by the NYSE rules applicable to U.S. domestic issuers are not significant. The statement of differences can be found on the Corporation's website at osiskogr.com/en/governance-2/osisko-practices-and-nyse-rules/.

Non-Independent Chair of the Board

The Board of Directors is led by an executive and non-independent Chair; Mr. Sean Roosen was appointed to act as Chair and serve on the Board of Directors of the Corporation in April 2014.

The Chair of the Board takes all reasonable measures to ensure the Board fulfills its oversight responsibilities. The Chair is responsible for the management, the development and the effective performance of the Board, and provides leadership to the Board for all aspects of the Board's work.

In addition to the responsibilities applicable to all directors of the Corporation, the responsibilities of the Chair of the Board include the following: (i) presiding at all meetings of the Shareholders and of the Board; (ii) planning and organizing the activities of the Board in consultation with Management including the preparation for, and the conduct of, Board meetings, as well as the quality, quantity and timeliness of the information that goes to the Board; (iii) during Board meetings, encouraging full participation and discussion by individual directors, stimulating debate, facilitating consensus, and ensuring that clarity regarding decisions is reached and duly recorded; (iv) fostering ethical and responsible decision making by the Board and its individual members; (v) providing advice, counsel and mentorship to the President and fellow members of the Board; (vi) acting as principal liaison between the directors and the President on sensitive issues; (vii) ensuring minutes of the Board meetings are available in a timely manner; (viii) ensuring committees of the Board report to the Board on their activities; (ix) assisting the Board Committees and Committee Chairs to bring important issues forward to the Board for consideration and resolution; and (x) carrying out other responsibilities at the request of the Board.

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Independent Lead Director of the Board

The Board of Directors is led by a non-executive and independent Lead Director, which contributes to the Board's ability to function independently of Management of the Corporation. Ms. Joanne Ferstman was appointed to act as the Lead Director and serve on the Board of Directors of the Corporation in April 2014.

In addition to the responsibilities applicable to all directors of the Corporation, the responsibilities of the Lead Director of the Board include the following: (i) providing leadership to ensure that the Board functions independently of Management of the Corporation and other non-independent directors; (ii) providing leadership to foster the effectiveness of the Board; (iii) working with the Chair to ensure that the appropriate committee structure is in place and assisting the Corporate Governance and Nomination Committee in making recommendations for appointment to such committees; (iv) recommending to the Chair items for consideration on the agenda for each meeting of the Board; (v) commenting to the Chair on the quality, quantity and timeliness of information provided by Management to the independent directors; (vi) calling, where necessary, the holding of special meetings of the Board, outside directors or independent directors, with appropriate notice, and establishing agenda for such meetings in consultation with the other outside or independent directors, as applicable; (vii) in the absence of the Chair, chairing Board meetings, including, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded; in addition, chairing each Board meeting at which only outside directors or independent directors are present; (viii) consulting and meeting with any or all of the independent directors, at the discretion of either party and with or without the attendance of the Chair, and representing such directors, where necessary, in discussions with Management of the Corporation on corporate governance issues and other matters; (ix) working with the Chair of the Board and Chief Executive Officer and the President to ensure that the Board is provided with the resources, including external advisers and consultants to the Board as considered appropriate, to permit it to carry out its responsibilities and bringing to the attention of the Chair of the Board and Chief Executive Officer and the President any issues that are preventing the Board from being able to carry out its responsibilities; (x) conducting peer reviews through a process involving meeting with each director individually; these peer reviews will be conducted to coincide with the formal survey of board effectiveness; (xi) ensuring non-management directors discuss among themselves, without the presence of Management, the Corporation's affairs.

Policy regarding the diversity of the Board of Directors

The Corporation is committed to diversity among its Board of Directors. On March 30, 2016, the Board adopted a policy regarding the diversity of the Board of Directors (the "Diversity Policy") relating to candidate selection based on experience and expertise to achieve effective stewardship and management.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation's success. By bringing together men and women from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning Board, which will assist the Corporation to achieve its long-term goals.

The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board. To ensure sound corporate governance, the Governance and Nomination Committee is guided by the following principles in recommending candidates to the Board of Directors:

i) ensuring that the Board of Directors of the Corporation is composed of directors who possess extensive knowledge, skills and competencies, diverse points of view, and relevant expertise, enabling them to make an active, informed and positive contribution to the management of the Corporation, the conduct of its business and the orientation of its development;

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ii) seeking a balance in terms of the knowledge and competencies of directors to ensure that the Board of Directors can fulfil its role in all respects; and

iii) to the extent practicable, seeking directors who represent different genders, ages, cultural communities, geographic areas and other characteristics of the communities in which the Corporation conducts its business.

The Corporation had set an objective of reaching 40% representation of women on the Board of Directors by December 2019. In order to achieve this goal, the Governance and Nomination Committee:

  maintained an evergreen list of potential candidates for election to the Board of Directors which list includes parity between men and women candidates; this list takes into account that qualified candidates may be found in a broad array of organizations;
  periodically assessed the effectiveness of the nomination process at achieving the Corporation's diversity objectives outlined in this Policy; and
  in order to support the specific objective of gender diversity, considered the level of representation of women on the Board and ensured that women were included in the short list of candidates being considered for a Board position.

When identifying potential candidates for the Board of Directors, the Governance and Nomination Committee considers the selection criteria approved by the Board, as well as its analysis of the Board's needs based on the above criteria. These selection criteria are reviewed periodically.

The Diversity Policy is reviewed annually by the Governance and Nomination Committee to ensure it is effective in achieving its objectives. Any changes to the Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation's management information circular. A copy of the Diversity Policy is available on the Corporation's website at www.osiskogr.com.

As of the date hereof, Ms. Joanne Ferstman and Ms. Françoise Bertrand represent 22% of the nine directors.  Pursuant to an investor rights agreement entered into between the Caisse and the Corporation, the Caisse retains the right to appoint one nominee to the Board of Directors of the Corporation, for so long as the Caisse, together with its affiliates, owns more than 10% of the outstanding Common Shares of the Corporation.

Further, the Chair and Chief Executive Officer of the Corporation has been a member of the "30% Club" since March 2017. The "30% Club" promotes gender balance on boards to encourage better leadership and governance.  In addition, the "30% Club" also aims to develop a diverse pool of talent for all businesses through the efforts of its members who are committed to better gender balance at all levels of their organizations.

Although the Corporation was unable to achieve its objective of 40% women representation on the Board of Directors by the end of December 2019, the Governance and Nomination Committee concluded that the Corporation's 40% objective will be maintained. However, no timeline has been set to achieve such objective.  In reach of such target, the Governance and Nomination Committee will continue to review the Corporation's evergreen list of potential director candidates and maintain a "short-list" of only female candidates.  Accordingly, the Governance and Nomination Committee is focused towards adding female representation to the Board ofdirectors in the next twelve months.

Policy regarding the diversity in corporate talent

The Corporation is committed to diversity among its Management team. On November 9, 2016, the Board adopted a policy regarding the diversity in corporate talent (the "Management Diversity Policy") relating to candidate selection based on merit in order to select the best person to fulfill each position within the organization. At the same time, the Corporation recognizes that diversity is important to ensure that the profiles of its team provide the necessary range of perspectives, experience and expertise required to achieve corporate objectives.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation's success. By bringing together men and women from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning company which will assist the Corporation to achieve its long-term goals.

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The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Corporation.

The purpose of the Management Diversity Policy is to communicate the importance the Corporation places on the diversity within its organization.

The Corporation believes that diversity enriches discussion and performance of the team in the pursuit of its short and long-term corporate objectives. As part of its strategy to recruit and maintain a diversified organization, it will:

  promote diversity within its team, with particular emphasis on gender diversity;
  promote the contribution of women to the success of the organization;
  assist in the development of women within the organization through training, inside sponsorship and outside mentoring;
  ensure that for every open position within the organization, at least one female be considered as a potential candidate;
  actively participate in internal and external initiatives to promote diversity in its industry with specific focus on gender diversity; and
  provide work environment that accommodates family and work life balance, while maintaining a high achievement culture.

The Corporation aims to have 25% of officer and Senior Management roles being held by women by December 31st, 2020.

Senior Management will report annually to the Governance and Nomination Committee on its Gender Diversity Program, including:

i. gender distribution of employees;

ii. corporate participation on initiatives (internal and external) to promote gender diversity; and

iii. current trends in Diversity Programs.

The Corporation will also report externally on its performance in the application of Diversity Programs.

The Management Diversity Policy will be reviewed annually by the Governance and Nomination Committee to ensure it is effective in achieving its objectives. Any changes to the Management Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation's management information circular. A copy of the Management Diversity Policy is available on the Corporation's website at www.osiskogr.com.

Until February 2020, one woman was an executive officer of the Corporation, which represented 12.5% of the executive Management team.  The same person was also part of the Named Executives, which represented 20% of the Named Executives and 33% of the C-Suite.

Employee Diversity

The Board and Management believe that diversity and inclusion efforts contribute to a culture of performance and enhance decision making at all levels of the organization.

Accordingly, the Corporation evaluates its approach on an ongoing basis to ensure it is responsive to evolving best practices in diversity and inclusion. In its recruiting and staffing efforts, the Corporation seeks out diversity of gender, background, experience and perspective in order to foster diversity of thought and to build diverse teams.

Among the Corporation and its subsidiaries, 37% of team members and 50% of managers are women. As for the Corporation's officers, 1 of 7 is a woman, which represents 14% of the officers.

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Although the Corporation has not adopted a formal target regarding employee diversity, the Corporation monitors the diversity of its workforce on an ongoing basis and when the time comes to select a candidate for a new position or as a replacement, the Corporation considers the benefit of diversity in its selection criteria.

Board's Skills Matrix

The Governance and Nomination Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long-term and identifying new candidates to stand as nominees for election or appointment as directors.

The Board ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board.

The Governance and Nomination Committee reviews annually the credentials of the members of the Board. The following table exemplifies the current skills that each nominee possesses:

	SKILLS
Directors	Months of Directorship	Financial(1)	M&A(2)	Technical/ Mining(3)	Government Relations(4)	International(5)	Governance(6)	Human Resources(7)	Sustainability(8)	Management(9)
John R. Baird Age: 50	1				✓	✓	✓	✓	✓	✓
Françoise Bertrand Age: 71	64				✓		✓	✓	✓	✓
John Burzynski Age:56	71	✓	✓	✓	✓	✓	✓	✓	✓	✓
Christopher C. Curfman Age: 67	46	✓	✓	✓		✓	✓	✓	✓	✓
Joanne Ferstman Age: 52	71	✓	✓				✓	✓		✓
William Murray John Age: 54	1	✓	✓	✓		✓	✓	✓	✓	✓
Pierre Labbé Age: 54	61	✓	✓	✓		✓	✓			✓
Charles E. Page Age: 68	71	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sean Roosen Age: 56	71	✓	✓	✓	✓	✓	✓	✓	✓	✓
NOTES:
(1)	Financial: Ability to understand: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.
(2)

Mergers and Acquisitions: Understanding of: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in M&A.

(3)

Technical/Mining: Understanding of: (i) exploration activities; (ii) mine operations, including risks/challenges/opportunities (mining, milling); (iii) ability to have knowledge of construction/development/planning/scheduling/monitoring of construction/contract administration/forecasting; and (iv) understanding of marketing of metals.

(4)	Government Relations: Understanding of: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy-making, lobbying, etc.).
(5)

International Experience: Consists of: (i) experience in dealing with different legislative and cultural environments; (ii) understanding foreign legislative process; and (iii) understanding opportunities and risk in non-Canadian jurisdictions.

(6)	Governance: Understanding of (i) the requirements/process for oversight of management; (ii) various stakeholder requirements; and (iii) evolving trends with respect to governance of public companies.
(7)

Human Resource: Ability to: (i) review management structure for large organization; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.

(8)

Sustainability: Understanding of (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) understanding of and experience in community relations and stakeholder involvement.

(9)	Management: Ability to plan, operate and control various activities of a business.

Other Directorships

As part of its business model and in connection with its strategic investments made in other companies, either by acquiring equity interests, purchasing royalties, royalty options or otherwise, the Corporation generally expects from its directors and officers to be actively involved within such associate companies, which may include becoming a member of the board of directors of such associate companies. The Corporation acknowledges that a director or an officer serving on too many public boards of directors might be "overboarded". Consequently, all directors and officers of the Corporation must submit to the Governance and Nomination Committee any offer to join an outside board of directors in order to ensure that any additional directorship would not impair the ability to adequately fulfill the responsibilities assigned to the directors and officers of the Corporation.

As a general guideline, the Governance and Nomination Committee of the Corporation will consider that a director or officer of the Corporation should be regarded as "overboarded" if he or she:

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(a) has attended fewer than 75% of the Corporation's Board and Committee meetings held within the past year without a valid reason for the absences;

and

(b)

(i) if the President or Chief Executive Officer of the Corporation, he or she sits on more than two (2) outside public company board, in addition to the Corporation; or

(ii) if not the President or Chief Executive Officer of the Corporation, sits on more than five (5) public company boards, in addition to the Corporation.

In determining what is an "outside public company board", the Governance and Nomination Committee specifically excludes associate companies for the reason that becoming a director of such companies is crucial in order to oversee and supervise the Corporation's investment in such associate companies. This representation allows the Corporation to protect its Shareholders' interests.

Furthermore, the Chief Executive Officer's position description as amended in November 2015, includes that, as part of the duties of the Chief Executive Officer of the Corporation, he shall, as applicable (i) become a member of the board of directors of such associate companies or (ii) delegate such duty to an officer of the Corporation.  These associate companies are as follows:

Associate company and Holdings	Industry Classification	Market and Stock Symbol	Investment as at December 31, 2019
Osisko Mining Inc. - 15.9% Equity Holdings: 45,969,569 common shares	Mining Company	TSX - OSK	-Equity Value: -2.0 - 3.0% NSR royalty on the Windfall Lake gold deposit	$186,177,000 $8,150,000
Victoria Gold Corp.	Mining Company	TSX - VGCX	-5% NSR royalty: (Dublin Gulch)	$98,000,000
Total Investment by the Corporation:				$292,327,000

The table below sets forth the name of each nominee director of the Corporation who is currently a director of another organization that is a reporting issuer, as also described under the section entitled "Election of Directors" in this Circular:

Nominee	Other Reporting Issuers	Industry Classification	Market and Stock Symbol	Board Committee Membership
John R. Baird	Canfor Corporation	Paper and forest products	TSX — CFP	Audit Committee Joint Environmental, Health and Safety Committee Joint Capital Expenditure Committee Joint Corporate Governance Committee
	Canfor Pulp Products Inc.	Paper and forest products	TSX — CFX	Joint Environmental, Health and Safety Committee Joint Capital Expenditure Committee Joint Corporate Governance Committee
	Canadian Pacific Railway Limited	Transportation and environmental services	TSX/NYSE — CP	Corporate Governance and Nomination Committee Risk and Sustainability Committee
	Canadian Pacific Railway Company	Transportation and environmental services	NYSE/London — CPRY	—
Françoise Bertrand	None
John Burzynski	Osisko Metals Incorporated	Mining Company	TSX-V — OM	Compensation Committee
	Osisko Mining Inc.	Mining Company	TSX — OSK	—
	Major Drilling Group International Inc.	Industrial products - business services	TSX — MDI	—
	O3 Mining Inc.	Mining Company	TSX-V — OIII	Chairman of the Board

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Nominee	Other Reporting Issuers	Industry Classification	Market and Stock Symbol	Board Committee Membership
Christopher C. Curfman	None
Joanne Ferstman	Dream Unlimited Corp.	Real Estate Company	TSX — DRM	Audit Committee - Chair Organization, Design and Culture Committee Leaders and Mentors Committee
	Cogeco Communications Inc.	Communications and Media	TSX — CCA	Audit Committee - Chair Strategic Opportunities Committee member
	ATS Automation Tooling Systems Inc.	Industrial products - fabricating and engineering	TSX — ATA	Audit and Finance Committee member Human Resources Committee member
William Murray John	Discovery Metals Corp.	Mining Company	TSX-V — DSV	Audit Committee member Compensation Committee member Nominating and Governance Committee member
	O3 Mining Inc.	Mining Company	TSX-V — OIII	Audit Committee member Health, Safety and CSR Committee member Nominating and Governance Committee
Pierre Labbé	None
Charles E. Page	Unigold Inc.	Mining Company	TSX-V — UGD	Audit Committee Compensation Committee Corporate Governance and Nominating Committee Technical Committee
Sean Roosen	Osisko Mining Inc. - Associate company	Mining Company	TSX — OSK	Chair of the board of directors
	Victoria Gold Corp. - Associate company	Mining Company	TSX - VGCX	Compensation Committee Technical Committee

Interlocking Directorships

As of the date of the Circular, there are no interlocks of the independent director nominees serving on the compensation or equivalent committee or board of directors of another reporting issuer which has any executive officer or director serving on the HRS Committee or Board of Directors of the Corporation. However, there are a number of interlocking relationships, namely: Messrs. Roosen and Burzynski whom both serve on the board of directors of Osisko Mining and Messrs. Burzynski and John whom both serve on the board of directors of O3 Mining Inc. The Board assessed the interlock and determined that there was no conflict or other concerns for the Corporation.

Independent Directors Meetings

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of Management are not in attendance. However, where deemed necessary by the independent directors, the independent directors do hold in-camera sessions exclusive of non-independent directors and members of Management, which process facilitates open and candid discussion amongst the independent directors. A private session is included in every agenda of every board and committee meeting.

Record of Attendance

During the 2019 financial year, the Board of Directors held 13 meetings, the Audit and Risk Committee held 6 meetings, the HRS Committee held 6 meetings, the Governance and Nomination Committee held 4 meetings, and no meetings were held by the Investment Committee as it was dissolved by the Board of Directors on May 1st, 2019. Overall the combined director attendance at meetings of the Board and its standing Committees was 83%. A record of attendance of each director at Board and Committee meetings held for the financial year ended on December 31, 2019 is set out under heading "2019 Board and Committee Attendance Record" of this Circular.

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Board Mandate

The Corporation's Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by Management. The Corporation's Board's consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. The Corporation's Board delegates to Management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Corporation's business in the ordinary course, managing the Corporation's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Corporation's Board also looks to Management to provide recommendations respecting corporate objectives, long-term strategic plans and annual operating plans. The Corporation's Board has a written mandate governing its operation, a copy of which is attached in this Circular as Schedule "B".

Position Descriptions

The Board has developed written position descriptions for the Chair of the Board and the Chairs of the Board Committees, as well as one for the Lead Director and the Chief Executive Officer. Such position descriptions can be found on the Corporation's website at www.osiskogr.com.

Orientation and Continuing Education

To facilitate the process of the orientation of new directors and to provide easily access documentation to current directors, the Corporation has developed a Directors' Handbook. This reference guide provides information related to:

i. The Corporation and its activities;

ii. Structure of assets (royalties, streams and offtakes);

iii. Strategic plan;

iv. Corporate policies;

v. Information on the mining industry and royalty business;

vi. Site visits

vii. Board and Committee Charters; and

viii. Information on directors and officers of the Corporation.

Throughout the year, the Board and Committee Members receive formal presentations by Management and external advisors, and are provided documentation from various advisors and consultants on various topics, including:

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  Mineral royalty sector;
  Commodity prices;
  Mining industry opportunities and risks;
  Current governance issues;
  Talent management;
  Economic forecasts;
  Mining company performance;
  Reports on the Corporation by investment dealer analysts;
  Feedback from institutional and retail Shareholders;
  New developments in financial accounting and reporting controls;
  Financial reporting and risks; and
  Updates on political matters.

During 2019, the Corporation provided to the Board of Directors the following presentations and/or publications:

  Deloitte 2019 Global Mining Trends;
  Interview with Rick Rule, President and CEO, Sprott US Holdings;
  Highlights from A Subdued CESCO 2019;
  McKinsey & Company - Can the Gold Industry return to the Golden Age;
  Bank of America Merrill Lynch - Global Gold and Precious Metals;
  Bank of America Merrill Lynch - Primer on the precious metals streaming sector;
  Bank of America Merrill Lynch - Q2 2019 Global Gold M&A Trends - recent activity suggests it is a buyers' market;
  Ernst & Young - Top 10 Business Risks facing mining and metals in 2020; and
  KPMG LLP - 2019 Canadian CEO Outlook.

Furthermore, the Corporation is a corporate member of the Institute of Corporate Directors ("ICD") and each member of the Board of Directors receive educational material from the ICD and may attend their conferences. The fees for attending conferences and educational sessions are reimbursable by the Corporation.

Listed below are education events attended or presented by directors of the Corporation during the year:

Director	Month	Topic
Françoise Bertrand
Attendee	06/2019	Institute of Corporate Directors Conference - Received the ICD Fellowship Award
John Burzynski:
Speaker	02/2019	BMO Capital Markets Conference - Global Metals & Mining
Attendee	03/2019	PDAC Conference
Speaker	03/2019	Young Mining Professionals Event Toronto
Attendee	07/2019	Sprott Natural Resort Symposium
Speaker	09/2019	Denver Gold Forum Americas
Speaker	09/2019	Beaver Creek Summit 2019
Speaker	11/2019	Eight Capital Symposium
Speaker	11/2019	NBF Conference London, UK
Attendee	12/2019	Scotia Bank Mining Conference
Joanne Ferstman:
Attendee	2019	Cogeco - Cybersecurity
Attendee	2019	Cogeco - Wireless Services
Attendee	2019	Cogeco - Customer Experience and Marketing
Speaker	2019	Canadian Public Accountability Board (CPAB) - CPAB Real Estate Forum
Attendee	2019	PricewaterhouseCoopers LLP - Roundtable on Corporate Culture
Speaker	2019	Ernst & Young Mining Conference

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Director	Month	Topic
Pierre Labbé:
Attendee	05/2019	Governance - Deepening Investor Engagement with BIO's Financial Communications Toolkit
Attendee	08/2019	2019 Canadian Proxy Season Review by ISS
Attendee	08/2019	Derivatives by KnowledgeOne
Sean Roosen:	01/2019	CIBC Mining Conference - Streaming/Royalty Panel
Speaker	02/2019	Cercle des Finances - Osisko: un leader minier canadien
Speaker	02/2019	BMO Conference - Osisko Gold Royalties Corporate Presentation
Speaker	04/2019	Osisko Group Dinner - Osisko Gold Royalties Corporate Presentation
Speaker	04/2019	Gala Dinner at the Dolder -Osisko Gold Royalties Corporate Presentation
Speaker	05/2019	Bank of America Merrill Lynch Conference - Precious Metal Royalty/Streaming Panel and Corporate Presentation
Speaker	07/2019	Sprott Natural Resource Investment Conference - Royalty Panel
Speaker	07/2019	Sprott Natural Resource Investment Conference "The State of our Sector"
Speaker	09/2019	Bank of America Merrill Lynch Royalty Panel Luncheon - Royalty Panel
Speaker	09/2019	Denver Gold Forum - The Growth-Oriented Royalty Company Osisko Gold Royalties
Speaker	12/2019	Scotiabank Mining Conference - Royalty Panel

Ethical Business Conduct

The Board has adopted a Code of Ethics (the "Code of Ethics") applicable to all of its directors, officers and employees.

The Code of Ethics communicates to directors, officers and employees' standards for business conduct in the use of Osisko time, resources and assets, and identifies and clarifies proper conduct in areas of potential conflict of interest. Each director, officer and employee is provided with a copy of the Code of Ethics and is asked to sign an acknowledgement that the standards and principles of the Code of Ethics will be maintained at all times on Osisko business. The Code of Ethics is designed to deter wrongdoing and promote: (a) honest and ethical conduct; (b) compliance with laws, rules and regulations; (c) prompt internal reporting of Code of Ethics violations; and (d) accountability for adherence to the Code of Ethics. Violations from standards established in the Code of Ethics, and specifically under internal accounting controls, are reported to the Vice President, Finance and Chief Financial Officer or to the Vice President, Legal Affairs and Corporate Secretary and can be reported anonymously. The Vice President, Finance, Chief Financial Officer and the Vice President, Legal Affairs and Corporate Secretary will report to the Audit and Risk Committee who will report to the Board any reported violations at least quarterly, or more frequently depending on the specifics of the reported violation.

The Chair of the Board and Chief Executive Officer and the Governance and Nomination Committee are responsible for promoting a corporate culture, which supports the highest of ethical standards, encourages personal integrity and assumes social responsibility.

The Corporation will adopt, from time to time, policies and guidelines relating to ethics that apply to all directors, officers and employees of the Corporation. The Corporation's Code of Ethics will be reviewed on an annual basis as well as adherence thereto.

The Code of Ethics is distributed to and signed by each of the Corporation's employees when they are hired. Directors, officers and designated employees are required, on an annual basis, to declare their commitment to abide by the Corporation's Code of Ethics. Management of the Corporation reports annually to the Governance and Nomination Committee all non-compliance statements so disclosed by directors, officers and designated employees.

The Corporation's Code of Ethics provides that directors, officers and employees must avoid conflicts of interest, both real and perceived. In practice, should a director have a material interest or be otherwise in conflict of interest as regards a transaction or agreement considered by the Board, he must disclose his conflict of interest and withdraw from any discussions, assessment or decision related to the particular transaction or agreement.

In the event any transactions or agreements are contemplated in respect of which a director or Executive Officer has a material interest, the matter must be initially reviewed by the Audit and Risk Committee and is then submitted to the Board of Directors. The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment. In the event a director has a material interest in any transaction or agreement, such director will abstain from voting in that regard.

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In addition, the Board has established under the Corporation's Internal Whistle Blowing Policy, a process for the receipt and treatment of all complaints concerning accounting, internal accounting controls, auditing or related matters submitted by any employee, including procedures for the confidential anonymous submissions by employees of concerns regarding said matters. To help in this process, the Corporation established an Ethics Line, which is a phone and Internet-based reporting system (1-844-687-8700 or ethics@osiskogr.com). All communications are forwarded directly to the Chair of the Audit and Risk Committee and to the Vice President, Legal Affairs and Corporate Secretary.

There has been no material change reports filed that pertain to any conduct of a director or Executive Officer that constitutes a departure from the Code of Ethics.

In 2019, the Board of Directors adopted, following recommendations of the HRS Committee, a policy on the prevention of psychological or sexual harassment in the workplace and the handling of complaints (the "Harassment Policy").  The Corporation does not tolerate nor accept any form of psychological or sexual harassment. The Harassment Policy is intended to prevent and put an end to any situation of psychological or sexual harassment in its business, including any form of discriminatory harassment.  The Harassment Policy also provides for intervention measures applicable to harassment complaints filed or situations of harassment reported to the Corporation. All communications are forwarded directly to the Chair of the HRS Committee, the Vice President, Legal Affairs and Corporate Secretary and the Chief Financial Officer and Vice President, Finance.

Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct. In addition, the directors, officers and employees of the Corporation are expected to act and to hold their office within the best interests of the Corporation. The Corporation expects that all directors shall act in compliance of all laws and regulations applicable to their office as director of the Corporation.

A copy of the Code of Ethics is available on the Corporation's website at www.osiskogr.com.

Environmental, Social and Governance Matters

The HRS Committee and Governance and Nomination Committee are responsible for the monitoring of the Corporation's ESG.

Osisko is committed to conducting its corporate and investment activities in a sustainable manner with respect to ESG. It's an integral part of the Corporation's business strategy, as Osisko believes the way it operates its business is driven by responsibility and accountability.

Shareholders and the investment community are increasingly focusing on ESG practices of the companies in which they are invested. Although investors have long focused on corporate governance issues such as board independence and executive compensation, we understand that a variety of environmental and social factors may have a material impact on the long-term success of a company, and that good governance includes appropriate board oversight of these material ESG factors.

As a royalty and streaming company that finances other company's mining assets, Osisko does not actually have control, nor is it directly involved in the operations of projects on which it owns a stream or a royalty.  Osisko's strategy to mitigate ESG risks consists of evaluating the risk factors related to a mining asset before making the investment through a well-rounded due diligence process.  The Corporation is committed to promoting sustainable development in the mining industry through its investments and is engaged towards applying strict responsibility guidelines into its business decisions.

To this effect, Osisko's team of experts in all phases of the mining cycle applies a rigorous due diligence process to mitigate ESG risks.  Their expertise cover all aspects of mine development.  Osisko's mine development philosophy and due diligence process has always been focused on key elements such as:

  Reducing environmental impacts;
  Keeping a long-term outlook; and
  Responsibility and accountability toward local communities.
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As part of its due diligence process, the Corporation considers and evaluates many different factors and which may have different weighing depending on the mining jurisdiction, the type of mineral, the project's status (exploration, development, producing), among other things.

Osisko has developed and implemented internal tools that help clearly identify ESG related issues and guide investment process' further steps.  The Corporation's risk dashboard tool gives it the possibility, even at a high level, to identify sensitive areas in a project's global context.  Each project being considered for an investment goes through this first step that provides key risk metrics for communication and decision-making.

This efficient approach is key to our team and ensures that the time allocated to a project's due diligence is optimized, as it clearly demonstrates early in the process weaknesses or material issues related to technical and ESG factors.  It illustrates the likelihood that a given factor will be significantly detrimental to a project.  The ratings pertaining to a given factor depends on the level of certainty the Osisko team has on a specific project risk.  The key is to gather sufficient information in order to assess the risks and then apply adequate mitigation measures.

The Corporation is also committed to conducting its business responsibly with the communities in the areas where it operates, and to making a positive contribution to the well-being and development of said communities.  All employees shall reflect this commitment in their everyday dealings, and respect the different cultures and the dignity and rights of individuals.  The Corporation also tries to have this positive influence on each operator of the projects underlying its investments.

Accordingly, in the context of the development and engineering of the Cariboo project acquired as part of the acquisition of Barkerville, Osisko, through the North Spirit Discovery Group, will take decisions that will limit the future environmental footprint of the project and take into account the reduction greenhouse gas emissions.  North Spirit Discovery Group will work hard on measuring the impacts of the project on the environment and community and put new measures in place during the next phases of development to ensure the project complies with high standards.

The Corporation is also dedicated to maintaining a stimulating working environment in which ability and performance are recognized, free from any form of discrimination.  Thus, every employee are treated in a fair an equal manner.  The Corporation has a compensation plan that is competitive.  Osisko is focused on attracting, holding and inspiring performance of all members of its team in reach of the sustainable profitability and growth of the Corporation.

Osisko will continue to apply its strict due diligence procedure and further work on improving its methods with a view to find the best investments while ensuring the development of its employees in a fair and equitable atmosphere so that they can have a positive impact on each community where the Corporation is conducting business.

Committees of the Board

The Board has established three standing committees, namely: the Audit and Risk Committee, the Governance and Nomination Committee and the Human Resources and Sustainability Committee. Following is a description of the authority, responsibilities, duties and function of such committees.

Governance and Nomination Committee

The Governance and Nomination Committee is responsible for the monitoring of the Corporation's corporate governance and nomination matters.

The Governance and Nomination Committee has the general mandate to (i) consider and assess all issues that may affect the Corporation in the areas of corporate governance and nomination generally; (ii) recommend actions or measures to the Board to be taken in connection with these two (2) areas; and (iii) monitor the implementation and administration of such actions or measures, or of corporate policies and guidelines adopted by regulatory authorities or the Board with respect to said two (2) areas. The Chair of the Governance and Nomination Committee is also responsible to conduct the Corporation's outreach program toward Shareholders and stakeholders.

Corporate governance practices determine the process and structure used to manage and run the internal and commercial business of the Corporation with a view to preserving its financial and operational integrity, complying with all applicable rules in general and increasing its value to Shareholders.

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As regards corporate governance matters, the Governance and Nomination Committee is responsible for establishing practices which must be followed and should be in line with corporate governance rules and guidelines in effect from time to time as adopted by relevant authorities. The Governance and Nomination Committee is also responsible for recommending to the Board new candidates for director and to assist the Board in the assessment of the performance of senior officers, of the Board and its committees and of individual directors.

The Governance and Nomination Committee met four (4) times during the most recently completed financial year. Since May 1st, 2019, the Governance and Nomination Committee is composed of the following three (3) independent directors:

Pierre Labbé (Chair)	Françoise Bertrand	Christopher C. Curfman

Work Performed by the Governance and Nomination Committee

The following summarizes the work highlights performed by the Governance and Nomination Committee in 2019 and beginning of 2020:

  reviewed and recommended approval by the Board of Directors of the 2019 management information circular;
  reviewed the 2019 Shareholder voting rights results;
  reviewed and approved the Board assessment questionnaire and assessment process;
  reviewed Management's practices in maintaining open and transparent communications with the Board;
  reviewed the skills matrix of the members of the Board;
  reviewed the Corporation's disclosure on regulatory filings to assess any potential conflict and related party transactions;
  reviewed the directors' 2018 and 2019 education program;
  performed and reviewed the 2018-2019 Shareholder outreach program;
  reviewed the position descriptions of the Chair of the Board, the Lead Director and the Committee Chair;
  reviewed the position description of the Chief Executive Officer;
  reviewed the Charter of the Governance and Nomination Committee;
  reviewed and approved the Governance and Nomination Committee Annual Work Program;
  reviewed the Charter of the Board of Directors;
  reviewed and recommended to the Board to approve changes to the Code of Ethics;
  reviewed the Majority Voting and Director Resignation Policy, the Securities Trading Policy, the Diversity Policy, the Policy regarding Tenure on the Board of Directors and the Policy regarding the diversity in corporate talent;
  reviewed the Board self-assessment and evaluation;
  reviewed the list of directorship of public companies held by members of Management of the Corporation as representative of the Corporation;
  reviewed the Corporation's governance practices;
  reviewed the Board composition;
  reviewed the evergreen list of candidates for election to the Board and recommended a "short list" of candidates;
  through an ongoing Shareholders outreach program on governance, the Chair of the Governance and Nomination Committee and Management met with and solicited input from Shareholders to receive feedback on governance and strategic issues; and
  reviewed and recommended approval by the Board of Directors of the 2020 Circular.
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The work performed by the Governance and Nomination Committee is also disclosed under the heading "Environmental, Social and Governance Matters" of this Circular.

Audit and Risk Committee

The Audit and Risk Committee meets regularly in order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the following: (i) in its oversight of the Corporation's accounting and financial reporting principles and policies and internal audit controls and procedures; (ii) in its oversight of the integrity and transparency of the Corporation's financial statements and the independent audit thereof; (iii) in selecting, evaluating and, where deemed appropriate, replacing the external auditors; (iv) in evaluating the independence of the external auditors; (v) in its oversight of the Corporation's risk identification, assessment and management program; and (vi) in the Corporation's compliance with legal and regulatory requirements in respect of the above.

The function of the Audit and Risk Committee is to provide independent and objective oversight. The Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation's annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit and Risk Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit and Risk Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit and Risk Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit and Risk Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by Management as to non-audit services provided by the auditors to the Corporation.

The Board has adopted the Audit and Risk Committee Charter, mandating the role of the Audit and Risk Committee in supporting the Board in meeting its responsibilities to Shareholders.

The Audit and Risk Committee met six (6) times during the most recently completed financial year. Since May 1st, 2019, the Audit and Risk Committee is composed of the following three (3) independent directors:

Joanne Ferstman (Chair)	Pierre Labbé	Charles E. Page

Work Performed by the Audit and Risk Committee

The following summarizes the work highlights performed by the Audit and Risk Committee in 2019 and beginning of 2020:

  reviewed the Audit and Risk Committee Charter;
  reviewed and approved the Audit and Risk Committee Annual Work Program;
  reviewed Management's report on the Corporation's Risk Evaluation Review for the year 2019 with quarterly updates;
  reviewed and approved the Corporation's auditors' Audit Plan;
  reviewed the Corporation's internal audit function;
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  reviewed and recommended approval by the Board of Directors of proposed changes to the Corporation's Investment Policy and Disclosure Policy;
  reviewed the Corporation's Delegation of Authority Policy;
  reviewed the Corporation's financial group review for development and succession planning;
  reviewed policy on procedures for approval of audit and non-audit services by external auditor and approve their fees;
  reviewed the Corporation's review process in determining related party transactions;
  reviewed and recommended approval by the Board of Directors of the consolidated financial statements, management's discussion and analysis and press releases for the period ended December 31, 2018 and 2019;
  reviewed and recommended approval by the Board of Directors of the quarterly financial statements, management's discussion and analysis and press releases related thereto;
  monitored compliance requirements with the Securities and Exchange Commission, including the Sarbanes-Oxley Act of 2002, and the New York Stock Exchange;
  considered and recommended to the Board of Directors the appointment of the auditors of the Corporation;
  reviewed the efficiency of the Audit and Risk Committee;
  reviewed the Corporation's internal controls and compliance certifications on a quarterly basis;
  reviewed and approved audit and non-audit work fees;
  reviewed the Corporation's report on cash management;
  reviewed the Corporation's Information Technology related activities;
  reviewed the Corporation's insurance coverage;
  reviewed the Corporation's tax matters;
  reviewed the Corporation's accounting policies;
  reviewed documentation provided by Management on continuing education;
  reviewed and monitored whistle blowing and litigation matters; and
  met (in camera) with the Auditors of the Corporation on a quarterly basis.

Additional reference is made to the Section entitled "Audit and Risk Committee" of the Corporation's Annual Information Form ("AIF") that contains the information required by section 5.1 of Form 52-110F1 of Regulation 52-110. The Corporation's AIF is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and a copy of same will be provided free of charge, upon request, to any Shareholder of the Corporation.

Human Resources and Sustainability Committee

The HRS Committee is responsible for approving compensation objectives and the specific compensation programs for policies and practices of the Corporation on matters of remuneration, succession planning, human resources recruitment, development, retention and performance evaluations, which policies are developed and implemented in conformity with the Corporation's objectives with the view to attracting and retaining the best qualified management and employees. The HRS Committee is responsible for recommending, monitoring and reviewing compensation programs for senior executives.  It is also responsible to oversee treatment of complaints received pursuant to the Policy on the prevention of psychological or sexual harassment in the workplace and the handling of complaints.

The HRS Committee met six (6) times during the most recently completed financial year. Since May 1st 2019, the HRS Committee is composed of four (4) independent directors:

Françoise Bertrand (Chair)	Christopher C. Curfman	Joanne Ferstman	Charles E. Page

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The work performed by the HRS Committee is disclosed under heading "Work Performed by the Human Resources and Sustainability Committee" and also under the heading "Environmental, Social and Governance Matters" of this Circular.

Sustainability Committee and Investment Committee

In May 2019, the Governance and Nomination Committee reviewed the composition of the Board's Standing Committees and has determined to reduce the Board size to seven (7) directors, taking into account the skills, expertise and professional background of each director. The composition of the respective Committees of the Board was restructured in order to streamline the administrative process and reduce costs. Thus, in accordance with this review, the Board approved the dissolution of the Investment Committee and the combination the Sustainability Committee with the Human Resources Committee. Therefore, the mandate of the Sustainability Committee was terminated.

Nomination of Directors

In consultation with the Chair of the Board, the Governance and Nomination Committee annually reviews the competencies and skills the members of the Board should possess as well as the skills, areas of expertise, background, independence and qualifications credentials of nominees for election or re-election as members of the Board of Directors. If vacancies occur on the Board, the Governance and Nomination Committee would recommend nominees to the Board, consider their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Corporation, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and Committee meetings. The use of a skills matrix is also an additional tool in recommending nominees to the Board of Directors. The Board's current skills matrix is set out under heading "Board's Skills Matrix" of this Circular.

The Governance and Nomination Committee maintains a list of potential director candidates for planned and unforeseen vacancies through an evergreen diversified list, which is comprised of a parity between men and women.

Assessment

Following the implementation of a formal procedure for assessing the performance of the Board and its Committee members in November 2014, a detailed questionnaire is distributed annually to each member of the Board in order to enable individual directors to provide feedback on the effectiveness of the Board and its standing Committees as well as the contribution of each member. In addition, the results of the questionnaires are compiled by the Vice President, Legal Affairs and Corporate Secretary and sent to the Lead Director as well as the Chair of the Governance and Nomination Committee. As part of the assessment process review, each Board member will assess the performance of the respective Committees of the Board. The results of such are compiled by the Vice President, Legal Affairs and Corporate Secretary and sent to the Lead Director as well as to the Chair of the Governance and Nomination Committee. Thereafter, the Lead Director contacts every director and conducts open and confidential one-on-one meetings to discuss the results and any issues arising from the performance assessments.  Following the evaluation process, the compiled results are provided to the members of the Governance and Nomination Committee and the members of the Board for discussion at the year-end meetings.

The Governance and Nomination Committee assesses the operation of the Board and its standing Committees, the adequacy of information given to directors, communication between the Board and Management, the Board size and overall skills. The Governance and Nomination Committee also recommends changes to the Board in order to enhance its performance based on the survey feedback.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1st, 2019, no director or executive officer of Osisko, or Shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation, except for Betelgeuse LLC as part of the Common Share repurchase whereby Betelgeuse LLC's ownership of the Corporation's issued and outstanding Common Shares has been reduced from approximately 19.5% to 6.2%.

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INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness outstanding with any current or former director, executive officer or employee of the Corporation or its subsidiaries which is owing to the Corporation or its subsidiaries, or which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

LIABILITY INSURANCE

The Corporation subscribes to liability insurance for the benefit of its directors and officers to cover them against certain liabilities contracted by them in such capacity. For the most recently completed financial year, this insurance provided for a coverage limit of US$100 million per loss and policy year and the premium paid by the Corporation amounted to US$575,700 on an annualized basis. When the Corporation is authorized or required to indemnify an insured, a deductible of US$500,000 to US$1.5 million applies. The policy contains standard industry exclusions.

APPOINTMENT AND REMUNERATION OF AUDITORS

The Board of Directors and the Audit and Risk Committee of the Corporation recommend that Shareholders vote for the appointment of PricewaterhouseCoopers LLP a partnership of chartered professional accountants ("PWC"), as independent auditor of the Corporation for the fiscal year ending December 31, 2020 and to authorize the directors to establish their remuneration. PWC was originally appointed on April 30, 2014.

Unless the form of proxy states otherwise, or if the right to vote is not exercised for the appointment of the auditors, the persons named in the enclosed form of proxy intend to VOTE FOR the re-appointment of PWC, Chartered Professional Accountants, as independent auditor of the Corporation and for the directors to fix their remuneration. The persons whose name appears in the attached form of proxy intend to VOTE FOR the re-appointment of PWC, Chartered Professional Accountants, as independent auditor of the Corporation and for the authorization given to directors to fix their remuneration.

The following table illustrates in detail the components of the fees incurred in 2019 and in 2018:

Year	Audit Fees(1) ($)	Audit Related Fees ($)	Tax Fees(2) ($)	All Other Fees ($)
December 31, 2019	945,803	-	155,637	-
December 31, 2018	598,803	-	69,144	-

NOTES:

(1) Audit fees were higher in 2019 primarily due to the services rendered in relation to the preliminary and final short-form prospectus respectively dated June 25, 2019 and July 5, 2019 and the Management Information Circular of Barkerville dated October 15, 2019.  The audit fees also include services rendered in connection with the audit of the Corporation's annual consolidated financial statements and annual audit fees for a separate audit opinion of a subsidiary of the Corporation.  An amount of $136,652 was reimbursed by Betelgeuse LLC to the Corporation in relation to the preliminary and final short-form prospectus respectively dated June 25, 2019 et July 5, 2019.

(2) Tax fees are related to tax compliance, tax planning and tax advice services for the preparation of corporate tax returns and for the transactions with Betelgeuse LLC and Barkerville.

APPROVAL OF THE UNALLOCATED OPTIONS AND AMENDMENTS TO THE STOCK OPTION PLAN

On May 3, 2018, the Shareholders ratified the Corporation's amended Stock Option Plan which was adopted by the Board of Directors on March 21, 2018. The Corporation's Stock Option Plan does not have a fixed maximum number of Common Shares issuable. The TSX rules provide that all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed number of maximum securities issuable, must be approved every three years. The Stock Option Plan is more fully described under the heading "Security-Based Compensation Arrangements" above.

Further to a review of all current and proposed equity plans of the Corporation, the Board of Directors approved, as of May 8, 2020, amendments to the Stock Option Plan.  The amendments consist of: (i) reducing the number of Common Shares to be issued under the Stock Option Plan from a rolling 5% to a rolling 4% of the issued and outstanding Common Shares, and (ii) clarifying that only increases to the number of shares issuable under the Stock Option Plan require approval from Shareholders, which is in compliance with the TSX rules. A copy of the Stock Option Plan, including the proposed changes described herein, is available on the Corporation's website at www.osiskogr.com/en/governance-2/.

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Further, the Corporation's Stock Option Plan does not have a fixed maximum number of Common Shares issuable. The TSX rules provide that all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed number of maximum securities issuable, must be approved every three years. The Stock Option Plan is more fully described under the heading "Security-Based Compensation Arrangements" above.

The amendments to the Stock Option Plan are also subject to approval by the TSX. If approved by Shareholders and the TSX, the Stock Option Plan as amended by the Stock Option Plan amendments will supersede and replace the Stock Option Plan and options previously granted under the Stock Option Plan will be deemed to have been granted under the amended Stock Option Plan.

In the event Shareholders do not approve such resolution at the Meeting, the Stock Option Plan will remain in effect, without the Stock Option Plan amendments, and all outstanding options will remain subject thereto.

At the Meeting, in accordance with the TSX rules, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, resolutions, in the form set forth below (the "Stock Option Plan Resolutions"), subject to such amendments, variations or additions as may be approved at the Meeting, amending and renewing the approval of the Stock Option Plan:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. All unallocated options under the Stock Option Plan be and are hereby approved;

2. The Corporation has the ability to continue granting options under the Stock Option Plan until June 22, 2023, which is the date that is three years from the date of the Meeting at which Shareholder approval is being sought;

3. The Corporation be and it is hereby authorized to amend its Stock Option Plan to: (i) reduce the number of Common Shares to be issued under the Stock Option Plan to a rolling 4% of the issued and outstanding Common Shares; and (ii) clarify that only increases to the number of shares issuable under the Stock Option Plan require approval from the Shareholders, which is in compliance with the TSX rules; and

4. Any director or officer of the Corporation be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of these resolutions."

Accordingly, the Board of Directors and Management are recommending that the Shareholders VOTE FOR the approval of the said resolution that requires an affirmative vote of the majority of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to VOTE FOR the approval of the resolution.

APPROVAL OF AMENDMENTS TO THE EMPLOYEE SHARE PURCHASE PLAN

Currently, the Employee Share Purchase Plan ("ESPP") provides for a maximum number of Common Shares which shall not exceed 0.5% of the issued and outstanding Common Shares of the Corporation at all times.  Furthermore, as provided for under Section 3.4 of the ESPP, the Corporation's contribution for each eligible employee is an amount that is equal to 60% of the eligible employee's contribution, which may be amended, from time to time, at the discretion of the Corporation. Pursuant to a review of all current and proposed equity based plans, the Board of Directors approved on May 8, 2020 amendments to the ESPP which consist of: (i) reducing the number of Common Shares to be issued under the ESPP from a rolling 0.5% to a rolling 0.1% of the issued and outstanding Common Shares of the Corporation; and (ii) to clarify that only an increase to the number of Common Shares issuable under the ESPP is subject to Shareholder approval in compliance with the TSX rules and (iii) to include other amendments that shall require shareholders' approval, namely: (a) any amendment to the categories of persons who are eligible employees; and (b) any amendment that may modify or delete the amending provision requiring Shareholders' approval.  A copy of the ESPP, including the proposed changes described herein, is available on the Corporation's website at www.osiskogr.com/en/governance-2/.

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The amendments to the ESPP are also subject to approval by the TSX. If approved by Shareholders and the TSX, the ESPP as amended will supersede and replace the current ESPP.  Accordingly, at the Meeting, in accordance with the TSX rules, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, in the form set forth below, subject to such amendments, variations or additions as may be approved at the Meeting, amending and renewing the approval of the ESPP:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The Corporation be and it is hereby authorized to amend its ESPP, to: (i) reduce the number of Common Shares to be issued under the ESPP to a rolling 0.1% of the issued and outstanding Common Shares of the Corporation; and (ii) to clarify that only an increase to the number of Common Shares issuable under the ESPP is subject to Shareholder approval in compliance with the TSX rules and (iii) to include other amendments that shall require shareholders' approval, namely: (a) any amendment to the categories of persons who are eligible employees; and (b) any amendment that may modify or delete the amending provision requiring Shareholders' approval be subject to Shareholder approval, and the ESPP as amended is hereby approved, confirmed and ratified; and

2. Any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to do, or cause to be done, all such acts and things, execute and deliver, or cause to be delivered, such other documents, agreements, certificates and statements, as any such director and officer may, in their discretion, determine to be necessary or desirable in order to give full effect to the intent and purpose of these resolutions, the authority for the execution of such documents, agreements, certificates and statements and the doing of such other acts or things to be conclusively evidenced thereby."

Accordingly, the Board of Directors and Management are recommending that the Shareholders VOTE FOR the approval of the said ordinary resolution that requires an affirmative vote of the majority of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to VOTE FOR the approval of the resolution.

APPROVAL OF AMENDMENTS TO THE RESTRICTED SHARE UNIT PLAN

Currently, the RSU Plan provides for a maximum number of Common Shares, which shall not exceed 2% of the issued and outstanding Common Shares of the Corporation at all times.  Pursuant to a review of all current and proposed equity based plans, the Board of Directors approved on May 8, 2020 amendments to the RSU Plan which consist of: (i) reducing the number of Common Shares to be issued under the RSU Plan from a rolling 2% to a rolling 1.8% of the issued and outstanding Common Shares of the Corporation; and (ii) clarifying that only an increase to the number of Common Shares issuable under the RSU Plan is subject to Shareholder approval in compliance with the TSX rules.  A copy of the RSU Plan, including the proposed changes described herein, is available on the Corporation's website at www.osiskogr.com/en/governance-2/.

The amendments to the RSU Plan are also subject to approval by the TSX. If approved by Shareholders and the TSX, the RSU Plan as amended will supersede and replace the current RSU Plan.  Accordingly, at the Meeting, in accordance with the TSX rules, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, in the form set forth below, subject to such amendments, variations or additions as may be approved at the Meeting.

The TSX requires that the resolution adopting the Amended RSU Plan be approved by a majority of the votes cast, by proxy or in person. In addition to Shareholders' approval, the Amended RSU Plan is subject to regulatory approval.  Upon ratification by Shareholders, a copy of the Amended RSU Plan will be filed on SEDAR.

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The Corporation be and it is hereby authorized to amend its RSU Plan, to: (i) reduce the number of Common Shares to be issued under the RSU Plan to a rolling 1.8% of the issued and outstanding Common Shares of the Corporation; and (ii) clarify that only an increase to the number of Common Shares issuable under the RSU Plan be subject to Shareholder approval, and the RSU Plan as amended is hereby approved, confirmed and ratified; and

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2. Any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to do, or cause to be done, all such acts and things, execute and deliver, or cause to be delivered, such other documents, agreements, certificates and statements, as any such director and officer may, in their discretion, determine to be necessary or desirable in order to give full effect to the intent and purpose of these resolutions, the authority for the execution of such documents, agreements, certificates and statements and the doing of such other acts or things to be conclusively evidenced thereby."

Accordingly, the Board of Directors and Management are recommending that the Shareholders VOTE FOR the approval of the said resolution that requires an affirmative vote of the majority of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to VOTE FOR the approval of the resolution.

APPROVAL OF CONTINUATION OF THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

At the Corporation's 2017 Annual and Special Meeting of Shareholders, the Shareholders passed an ordinary resolution approving the adoption of an amended and restated Shareholder Rights Plan (the "Amended and Restated Shareholder Rights Plan"). Shareholders are being asked to consider and, if deemed appropriate, approve an ordinary resolution (the "Shareholder Rights Plan Resolution") to reconfirm the Amended and Restated Shareholder Rights Plan (the "Reconfirmation of the Amended and Restated Shareholder Rights Plan") at the Meeting by extending the Expiration Time for another three years. Unless the Shareholders vote to reconfirm it, the Amended and Restated Shareholder Rights Plan will expire and terminate at the end of the Meeting.

If the Shareholders vote to reconfirm the Amended and Restated Rights Plan, it will remain in effect until the close of business on the date immediately following the date of the Corporation's annual meeting of Shareholders to be held in 2023.

The Shareholder Rights Plan Resolution must be approved by a simple majority of votes cast by "Independent Shareholders" (as defined by the Amended and Restated Shareholder Rights Plan) present, in person or represented by proxy, at the Meeting.

All capitalized terms used in this section of the Circular that are not otherwise defined in this Circular have the meanings set forth in the Amended and Restated Shareholder Rights Plan.

Rationale for continuing the Amended and Restated Shareholder Rights Plan

The primary objective of the Amended and Restated Shareholder Rights Plan is to enure the fair treatment of the Shareholders of the Corporation in connection with any bid for control of the Corporation. The Shareholder Rights Plan is intended to prevent the acquisition of control of the Corporation in a manner that benefits a small group of securityholders at the expense of other securityholders. The reconfirmation of the Amended and Restated Shareholder Rights Plan will not affect the duty of a director on the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation and its Shareholders.

In submitting the Amended and Restated Shareholder Rights Plan to the Shareholders for reconfirmation, the Board of Directors has considered concerns inherent in the existing legislative framework governing take-over bids in Canada. In particular, while existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of an issuer may be acquired pursuant to a private agreement in which a small group of securityholders dispose of their securities at a premium to market price which premium is not shared with other securityholders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all securityholders. The Amended and Restated Shareholder Rights Plan addresses these concerns.

The Amended and Restated Shareholder Rights Plan generally provides that if a bidder acquires beneficial ownership of more than 20% of the issued and outstanding Common Shares, other than by way of a "Permitted Bid", which requires a take-over bid to be made to all Shareholders, holders of Common Shares, other than the bidder, will be able to effectively purchase additional Common Shares at a 50% discount to the market price, thus exposing the bidder to substantial dilution of its holdings.

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The Amended and Restated Shareholder Rights Plan continues a right (which may only be exercised if a person acquires 20% or more of the Common Shares) for each Shareholder, other than the person that acquires 20% or more of the Common Shares, to acquire additional Common Shares at one-half of the market price at the time of exercise. This significantly dilutes the share position of the person that acquires 20% or more to the Common Shares and practically prevents that person from acquiring control of 20% or greater of the Common Shares unless the rights plan has been withdrawn or the buyer makes a Permitted Bid (as defined in the Amended and Restated Shareholder Rights Plan). The most common approaches that a bidder may take to have a rights plan withdrawn are to negotiate with the Board of Directors to have the rights plan waived, or to apply to a securities commission to order withdrawal of the rights plan if the Corporation cannot develop an auction. Both of these approaches give the Board of Directors more time and control over any sale process and increase the likelihood of a better offer to the Corporation's Shareholders.

General Impact of the Amended and Restated Shareholder Rights Plan

It is not the intention of the Board of Directors, in submitting the Amended and Restated Shareholder Rights Plan to Shareholders for reconfirmation, to entrench the directors or managements of the Corporation in office, nor is it to avoid a bid for control of the Corporation in a transaction that is fair and in the best interest of Shareholders.

The Amended and Restated Shareholder Rights Plan does not interfere with the day-to-day operations of the Corporation. The issuance of the Rights does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements.

The Board of Directors believes that the effect of the Amended and Restated Shareholder Rights Plan is to enhance Shareholder value, and ensure equal treatment of all Shareholders in the context of an acquisition of control.

For a summary of the purpose and principal terms of the Amended and Restated Shareholder Rights Plan, please see Schedule A to this Circular. Shareholders are urged to carefully review the summary in its entirety. The Amended and Restated Shareholder Rights Plan can be found on Osisko's website at www.osiskogr.com and under Osisko's profile in SEDAR at www.sedar.com.

Shareholder Rights Plan Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the following ordinary resolution in respect of the Reconfirmation of the Amended and Restated Shareholder Rights Plan:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The continuance, for an additional three years period, of the shareholder rights plan, the terms and conditions of which are set out in the Amended and Restated Shareholder Rights Plan Agreement dated May 4, 2017 between the Corporation and CST Trust Company, as rights agent;

2. Any director or officer of the Corporation is hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

Accordingly, the Board of Directors and Management are recommending that the Shareholders VOTE FOR the approval of the said resolution that requires an affirmative vote of the majority of the votes cast by "Independent Shareholders" (as defined by the Amended and Restated Shareholder Rights Plan) at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to VOTE FOR the approval of the resolution.

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ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board of Directors believes that the compensation program must be competitive within the industry, provide a strong incentive to its Named Executives to achieve the Corporation's goals and ensure that interests of Management and the Corporation's Shareholders are aligned. A detailed discussion of the Corporation's executive compensation is more fully described under the heading "Statement of Executive Compensation - Compensation Discussion and Analysis" in this Circular. Under such section, you will find discussions on the Corporation's executive compensation philosophy, objectives, policies and practices and provides information on the key elements of the executive compensation program of the Corporation.

Advisory Resolution on Executive Compensation Approach

"BE IT RESOLVED, AS AN ADVISORY RESOLUTION THAT:

1. On an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, the Shareholders accept the approach to executive compensation disclosed in the Corporation's Circular dated May 8, 2020 delivered in advance of the Meeting;

2. As this in an advisory vote, the Board of Directors of the Corporation and the HRS Committee will not be bound by the results of the vote. However, the Board of Directors of the Corporation will take the results into account, together with feedback received from Shareholders, when considering its approach to executive compensation in the future; and

3. Results of the vote will be disclosed in the report of voting results."

The Board of Directors of the Corporation recommends that Shareholders indicate their support for the Corporation's approach to executive compensation disclosed in the Circular by VOTING FOR the Advisory Resolution on Executive Compensation Approach. The persons whose names appear in the attached form of proxy intend to VOTE FOR the Advisory Resolution on Executive Compensation Approach.

SHAREHOLDER PROPOSALS FOR THE 2021 ANNUAL MEETING

The final date for submitting Shareholder proposals to the Corporation for the next annual meeting of the Shareholders is February 7, 2021.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information is provided in the Corporation's financial statements and Management's Discussion and Analysis for the year ended December 31, 2019 a copy of which may be obtained upon request from the Corporate Secretary, 1100, Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. The Corporation may require the payment of a reasonable charge when the request is made by someone other than a Shareholder.

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CONTACTING OSISKO'S BOARD OF DIRECTORS

Shareholders, employees and other interested parties may communicate directly with the Board by:

1. Writing to:	Chair of the Board or Lead Director of the Board Osisko Gold Royalties Ltd 1100 Avenue des Canadiens-de-Montréal Suite 300 Montréal, Québec, H3B 2S2

2. Calling:	514-940-0670

3. Emailing:	Chair-Board@osiskogr.com or Lead-Director@osiskogr.com

APPROVAL

The Board of Directors of the Corporation has approved the contents of the Circular and its sending to the Shareholders.

Montréal, Québec, May 8, 2020.

OSISKO GOLD ROYALTIES LTD

Per:
André Le Bel
Vice President, Legal Affairs and Corporate Secretary

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OSISKO GOLD ROYALTIES LTD

SCHEDULE "A"

AMENDED SHAREHOLDER RIGHTS PLAN

Summary of the Amended and Restated Rights Plan

The following is a summary of the principal terms of the Amended and Restated Rights Plan which is qualified in its entirety by reference to the text of the Amended and Restated Rights Plan.

Term

The Amended and Restated Rights Plan will remain in effect until the close of business on the date immediately following the date of the Corporation's annual meeting of shareholders to be held in 2023.

Rights Exercise Privilege

After a person acquires 20% or more of the Common Shares of the Corporation or commences a take-over bid to acquire Common Shares of the Corporation, other than by way of a Permitted Bid (the "Separation Time"), the Rights will separate and trade separately from the Common Shares and will be exercisable. The acquisition by any person (an "Acquiring Person") of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.

Eight business days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit its holder to purchase $30 worth of Common Shares of the Corporation for $15 (i.e. at a 50% discount).

The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the Effective Date and will not be transferable separately from the Common Shares. Promptly following the Separation Time, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of Common Shares as of the Separation Time and the separate Rights Certificates will evidence the Rights. From and after the Separation Time, Rights Certificates, which will be transferable and traded separately from the Common Shares, will evidence the Rights.

Permitted Bids

Under the Amended and Restated Rights Plan, a "Permitted Bid" or "Competing Permitted Bid" will not trigger the dilutive effects thereof. A Permitted Bid is a take-over bid (within the meaning of the Canadian securities legislation) made by means of a take-over bid circular to all holders of Common Shares. By virtue of this definition, such a takeover bid must (i) generally be open for at least 105 days; (ii) include a minimum tender requirement, such that more than 50% of the outstanding Common Shares held by persons other than the bidder must be tendered prior to take-up; and (iii) include a ten-day extension after the minimum tender requirement is met.

Waiver and Redemption

The board of directors may, prior to the Flip-in Event, waive the dilutive effects of the Amended and Restated Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Common Shares of the Corporation, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares. The board of directors may also waive the Amended and Restated Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, and may, in such circumstances require that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Common Shares of the Corporation prior to such waiver being granted. With the majority consent of shareholders or Rights holders at any time prior to the occurrence of a Flip-in Event, the board of directors may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

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Exemption for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies (managing investment funds for employee benefit plans, pension plans, insurance plans or various public bodies), administrators and trustees of pension funds, securities depositories and crown agents, any of whom acquire greater than 20% of the Common Shares of the Corporation, are exempted from triggering a Flip-in Event provided that they are not making, or are not part of a group making, a take-over bid.

Supplements and Amendments

The Corporation is authorized to make amendments to the Amended and Restated Rights Plan to correct any typographical error or subject to subsequent ratification by shareholders or Rights holders, to maintain the validity of the Amended and Restated Rights Plan as a result of changes in law, or at the request of the Exchange. The Corporation will issue a news release relating to any significant amendment made to the Amended and Restated Rights Plan Agreement prior to the Meeting and will advise the shareholders of any such amendment at the Meeting. Other amendments or supplements to the Amended and Restated Rights Plan may be made with the prior approval of shareholders or Rights holders and, if necessary, any stock exchange on which the Common Shares may be listed.

Grandfathered Persons

Holders of 20% or more of the Common Shares at the time when the Rights were distributed are recognized for the purposes of the Amended and Restated Rights Plan as "grandfathered persons" and, as such, do not constitute Acquiring Persons under the Amended and Restated Rights Plan by virtue of their shareholding exceeding the 20% Flip-in Event threshold.

Certain Canadian Federal Income Tax Considerations of the Amended and Restated Rights Plan

The Corporation will not recognize any income for the purposes of the Income Tax Act (Canada) (the "ITA") as a result of the issuance of the Rights. The ITA provides that the value of a right to acquire additional shares of a corporation is not a taxable benefit which must be included in computing income, and is not subject to non-resident withholding tax if the right is conferred on all holders of shares of the corporation. Although the Rights are to be so conferred, the Rights could become void in the hands of certain holders of Common Shares upon certain triggering events occurring (i.e. a "Flip-in Event"), and, consequently, whether or not the issuance of the Rights is a taxable event is not entirely free from doubt. In any event, no amount must be included in computing income if the Rights do not have a monetary value at the date of issue. The Corporation considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised. A holder of Rights may have income or be subject to withholding tax under the ITA if the Rights become exercisable or are exercised. A holder of Rights may be subject to tax in respect of the proceeds of disposition of Rights or Common Shares issued upon the exercise of Rights. This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Common Shares. Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable foreign, provincial or territorial legislation.

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OSISKO GOLD ROYALTIES LTD

SCHEDULE "B"

BOARD OF DIRECTORS CHARTER

I. OVERALL ROLE AND RESPONSIBILITY

The Board of Directors (the "Board") of Osisko Gold Royalties Ltd (the "Corporation") is elected by the Corporation's shareholders to supervise the management of the business and affairs of the Corporation.

The Board monitors the manner in which the Corporation conducts its business as well as the senior management responsible for the day-to-day operations of the Corporation. It sets the Corporation's policies, assesses their implementation by management and reviews the results.

The prime stewardship responsibility of the Board is to ensure the viability of the Corporation and to ensure that it is managed in the best interest of its shareholders as a whole while taking into account the interests of other stakeholders.

The Board's main expectations of the Corporation's management are to protect the Corporation's interests and ensure the long term growth of shareholder value.

II. MEMBERSHIP AND QUORUM

The Board shall be composed of a minimum of 3 and a maximum of 15 members.  The Board shall also be constituted with a majority of individuals who qualify as independent directors, as per the standards of independence established in the Regulation 58-101 respecting Disclosure of Corporate Governance Practices.

The quorum at any meeting of the Board is a majority of directors in office.

III. STRUCTURE AND OPERATIONS

Proceedings and meetings of the Board are governed by the provisions of the By-laws of the Corporation relating to the regulation of the meetings and proceedings of the Board insofar as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board in regards to committee composition and organization.

IV. DUTIES AND RESPONSIBILITIES OF THE BOARD

In addition to statutory responsibilities, the Board, either directly or through one of its committees, assumes responsibility for:

(a) satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer ("CEO"), the President and other senior officers, and that the CEO and other senior officers maintain a culture of integrity throughout the Corporation;

(b) ensuring that the Corporation is operated so as to preserve its financial integrity and in accordance with policies approved by the Board;

(c) ensuring, through the Governance and Nomination Committee, that appropriate structures and procedures are in place so that the Board and its committees can function independently of management and in accordance with sound corporate governance practices;

(d) reviewing and approving key policy statements developed by management on various issues such as ethics, regulatory compliance and communications with shareholders, other stakeholders and the general public;

(e) adopting a strategic planning process and thereafter reviewing and, where appropriate, approving, annually, a strategic plan and a budget which takes into account, among other things, the opportunities and risks of the business (all of which are developed at first by management), and monitoring the Corporation's performance with reference to the adopted budget and strategic plan;

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(f) identifying the principal risks of the Corporation's business and ensuring the implementation of appropriate controls, measures and systems to manage these risks;

(g) appointing the CEO and the President, setting forth the position description, as well as planning for the succession of the CEO and the President with the recommendation of the Governance and Nomination Committee and the Human Resources and Sustainability Committee respectively;

(h) evaluating the performance and reviewing the compensation of the CEO and the President with the Human Resources and Sustainability Committee, and ensuring that such compensation is competitive and measured according to appropriate benchmarks which reward contribution to shareholder value;

(i) appointing, training, evaluating and monitoring officers as well as planning for their succession with the recommendations of the Governance and Nomination Committee; determining management compensation with the recommendations of the Governance and Nomination Committee and the Human Resources and Sustainability Committee, respectively and ensuring that such compensation is competitive and measured according to appropriate industry benchmarks;

(j) overseeing, through the Audit and Risk Committee, the quality and integrity of the Corporation's accounting and financial reporting systems, and disclosure controls and procedures;

(k) ensuring, through the Audit and Risk Committee, the integrity of the Corporation's internal controls and management information systems;

(l) overseeing, through the Audit and Risk Committee, the process for evaluating the adequacy of internal control structures and procedures of financial reporting, and satisfy itself as to the adequacy of such process;

(m) advising management on critical and sensitive issues;

(n) ensuring that the Board's expectations of management are understood, that all appropriate matters come before the Board in a timely and effective manner and that the Board is kept informed of shareholder feedback;

(o) conducting annually, through the Governance and Nomination Committee, a review of Board practices and the Board's and committees' performance (including director's individual contributions), to ascertain that the Board, its committees and the directors are capable of carrying out and do carry out their roles effectively;

(p) ensuring with the Human Resources and Sustainability Committee, the adequacy and form of the compensation of non-executive directors taking into account the responsibilities and risks involved in being an effective non-executive director;

(q) determining, with the Governance and Nomination Committee, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities the Board should seek in recruiting new Board members, and the appropriate size of the Board to facilitate effective decision-making;

(r) determining, annually, with the Governance and Nomination Committee, the independence of each member of the Board as such term is defined by applicable laws and regulations including, rules and guidelines of stock exchanges to which the Corporation is subject;

(s) setting forth, with the recommendation of the Governance and Nomination Committee, the position description for the Chair of the Board and the Chair of the committees of the Board;

(t) determining annually, with the Audit and Risk Committee, if each member of the Audit and Risk Committee is "financially literate" as such terms are defined under applicable laws and regulations including rules and guidelines of stock exchanges to which the Corporation is subject;

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(u) selecting, upon the recommendation of the Governance and Nomination Committee, nominees for election as directors;

(v) selecting the Chair of the Board;

(w) selecting the Lead Director of the Board and ensure the director appointed as Lead Director is and remains independent;

(x) ensuring, through the Governance and Nomination Committee, that new directors have a good understanding of their role and responsibilities and of the contribution expected of them (including as regards attendance at, and preparation for, meetings), and that they are provided with adequate education and orientation as regards the Corporation, its business and activities;

(y) approving unbudgeted capital expenditures, or significant divestiture, as well as acquisitions where environmental or other liabilities exist and which could result in significant exposure to the Corporation;

(z) approving major investments in metals streaming transactions, royalties and shares of publicly traded companies;

(aa) reviewing alternate strategies in response to any possible takeover bid in order to maximize value for shareholders;

(bb) discussing and developing the Corporation's approach to corporate governance issues in general, with the involvement of the Governance and Nomination Committee;

(cc) reviewing and approving, with the involvement of the Disclosure Committee, the content of the principal communications by the Corporation to its shareholders and the public, such as quarterly and annual financial statements and management's discussion and analysis, annual information form, management information circular, prospectuses and other similar documents which may be issued and distributed, provided that the quarterly and annual financial statements and related management's discussion and analysis and earnings press releases and any other public disclosure document containing financial information may be reviewed and approved by the Audit and Risk Committee instead of the Board;

(dd) ensuring ethical behavior and compliance with laws;

(ee) monitoring, directly or through one of its committees, compliance with all codes of ethics; and

(ff) consider the means by which stakeholders can communicate with the members of the Board (including independent directors).

Directors are expected to make reasonable efforts to attend all Board meetings and to review materials distributed to them in advance of Board meetings.

V. CHARTER

The Governance and Nomination Committee shall periodically review this Charter and recommend appropriate changes to the Board.

This Charter was approved and ratified by the Board of Directors on June 30, 2014 with effect as of April 30, 2014 and was last reviewed and amended on November 6, 2019.

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ANY QUESTIONS AND REQUESTS FOR ASSISTANCE

MAY BE DIRECTED TO THE PROXY SOLICITOR AGENT:

North America Toll Free

1-877-452-7184

Collect Calls Outside North America

1-416-304-0211

Email: assistance@laurelhill.com